Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2008

Caution regarding forward-looking statements

This document and Management’s discussion and analysis contain forward-looking statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions (see Section 1.5 Financial and operating targets for 2009), predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Targets for 2009 and assumptions are described in Section 1.5.

Factors that could cause actual results to differ materially include, but are not limited to:

Competition (including more active price competition and the likelihood of new wireless competitors beginning to offer services in late 2009 and into 2010 as a result of the 2008 advanced wireless services (AWS) spectrum auction); economic growth and fluctuations (including the global credit crisis, and pension performance, funding and expenses); capital expenditure levels (increasing in 2009 and potentially in future years due to the Company’s fourth generation (4G) wireless deployment strategy and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities and fund share repurchases); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including ability to successfully implement cost reduction initiatives); technology (including reliance on systems and information technology, broadband and wireless technology options, choice of suppliers and suppliers’ ability to maintain and service their product lines, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of high-speed packet access (HSPA) / long-term evolution (LTE) wireless technology, successful implementation of the network build and sharing arrangement with Bell Canada to achieve cost efficiencies and reduce deployment risks, successful deployment and operation of new wireless networks and successful introduction of new products, services and supporting systems); regulatory approvals and developments (including interpretation and application of tower sharing and roaming rules, the design and impact of future spectrum auctions, the review of new media and Internet traffic management practices, and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large complex deals); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in Management’s discussion and analysis.

Management’s discussion and analysis

February 11, 2009

The following is a discussion of the consolidated financial position and results of operations of TELUS Corporation for the years ended December 31, 2008 and 2007, and should be read together with TELUS’ audited Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 22 to the Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The Consolidated financial statements and Management’s discussion and analysis were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors. All amounts are in Canadian dollars unless otherwise specified.

TELUS has issued guidance on and reports on certain non-GAAP measures used by management to evaluate performance of business units, segments and the Company. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the reader’s reference, the definition, calculation and reconciliation of consolidated non-GAAP measures are provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

Management’s discussion and analysis contents

Section		Page	Contents
1.	Introduction, performance summary and targets	3	A summary of TELUS’ consolidated results for 2008, performance against 2008 targets, and presentation of targets for 2009
2.	Core business, vision and strategy	13	A discussion of TELUS’ core business, vision and strategy, including examples of TELUS’ activities in support of its six strategic imperatives
3.	Key performance drivers	16	A report on 2008 corporate priorities and an outline of 2009 priorities
4.	Capabilities	18	A description of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Results from operations	24	A detailed discussion of operating results for 2008
6.	Changes in financial position	36	A discussion of changes in the consolidated statements of financial position for the year ended December 31, 2008
7.	Liquidity and capital resources	38	A discussion of cash flow, liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments	49	A description of accounting estimates that are critical to determining financial results, and changes to accounting policies
9.	General outlook	55	The outlook for the telecommunications business in 2009
10.	Risks and risk management	59	Risks and uncertainties facing TELUS and how the Company manages these risks
11.	Reconciliation of non-GAAP measures and definition of key operating indicators	80	A description, calculation and reconciliation of certain measures used by management

1.              Introduction, performance summary and targets

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, and Section 10: Risks and risk management.

1.1 Materiality for disclosures

Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2 Canadian economy and telecommunications industry

Economic and telecom industry growth

In early 2009, economic uncertainty related to the tightening of credit markets worldwide remains. The credit situation remains fluid and it is difficult to predict future outcomes. TELUS’ capital structure financial policies, which are discussed under Capabilities — Section 4.3 Liquidity and capital resources, were designed with credit cycles in mind. The Company believes that these financial policies and guidelines, and maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital markets.

The Government of Canada, in its January 2009 public budget documents, noted there was a broad-based consensus that the Canadian economy entered into recession in the fourth quarter of 2008, and that private sector forecasters expected the recession to last three quarters. The economic weakness and stock market decline that began in 2008 are expected to increase TELUS’ net defined benefit pension plans expense and funding in 2009, as reflected in the Company’s public targets for 2009. See Section 1.5 Financial and operating targets for 2009.

The Company estimates that revenues for the Canadian telecom industry grew by approximately 4.4% in 2008, due to continued wireless growth, which more than offset the declines of a mature wireline segment. TELUS’ 2008 revenues increased by 6.4% to $9.65 billion due to wireless growth and wireline data revenue growth assisted by acquisitions completed in January.

Key industry development

In December 2008, the pending sale of Canada’s largest incumbent telecommunications company BCE (Bell Canada) was terminated due to its failure to satisfy a solvency condition. BCE is taking action to attempt to recover a $1.2 billion deal break fee from the acquiring consortium led by Teachers Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan. BCE in mid-2008 had a change in Chief Executive Officer (CEO) embarked on a reorganization and efficiency program, and changed its branding. On the collapse of the acquisition, dividend payments were resumed and a modest share repurchase program was announced. Had the proposed acquisition been completed, BCE was expected to be highly levered with debt and extremely focused on maximizing short-term cash flow. With less leverage, BCE is expected to remain a strong competitor to TELUS and other communications companies in Canada.

Wireless developments

TELUS estimates that Canadian wireless revenues grew by 11% in 2008 as market penetration for the industry increased by an estimated 4.6 percentage points to approximately 65% of the population. The expectation for 2009 is an approximate 4.5 percentage point gain in the proportion of the population using wireless services, which are less likely than many other consumer expenditures to be eliminated in an economic downturn.

In 2008, TELUS’ wireless segment achieved 9% revenue growth (including 55% data revenue growth) and 10% subscriber growth. The Company’s Mike® service has exposure to the transport, construction, automotive and oil and gas sectors, which have been particularly affected by the economic downturn, resulting in a weakening in Mike service average revenue per subscriber unit (ARPU). Overall wireless ARPU decreased by 2% in the fourth quarter and 1% for the full year of 2008 when compared to 2007. The economic downturn is expected to place continued downward pressure on wireless ARPU for the Company’s existing subscriber base and new subscriber additions, as well as on voice roaming revenues, as compared to results achievable in non-recessionary times.

As in recent years, a key driver of wireless growth continues to be the increased smartphone adoption and usage of data services such as text messaging and mobile computing. Canadian wireless providers continue the roll-out of faster next generation high-speed wireless networks to capture this growth opportunity. In 2008, TELUS announced its wireless technology evolution strategy toward fourth generation (4G) LTE, including the current joint HSPA network build and expected service launch by early 2010. See Section 2.2 Vision and strategy - Building national capabilities.

Competition remains intense due to a number of factors including introduction of TELUS’ basic brand and service (Koodo Mobile®) in March 2008; the presence of mobile virtual network operators (MVNOs) such as Virgin Mobile and Videotron Ltd.; and discount brand offerings by Bell (Solo) and Rogers (Fido). Wireless number portability first introduced in March 2007 facilitates customers moving to a different provider while retaining their existing phone number. Competition is expected to increase in future years as a result of new entrants acquiring spectrum in the 2008 advanced wireless services (AWS) spectrum auction.

AWS and other spectrum auction in the 2 GHz range

Industry Canada conducted a wireless spectrum licence auction between May 27 and July 21, 2008 for 90 MHz of AWS spectrum (including 40 MHz set aside for new entrants), 10 MHz for personal communications network (PCS) service extension, and 5 MHz for another small band. The auction concluded after 331 rounds with Industry Canada reporting total proceeds of $4,255 million (average of $1.55/MHz/POP for AWS and PCS spectrum, where POP refers to one person in a population area). Proceeds from the auction were up to three times more than original expectations before the auction began.

TELUS was the successful bidder on 59 spectrum licences, providing additional spectrum depth nationally in markets TELUS already covers. Of the 59 licences acquired, 32 were 20 MHz licences covering geographic areas of Quebec, Southwestern Ontario, Ottawa Region, Manitoba, Saskatchewan, Alberta and B.C., while 27 were 10 MHz licences covering Toronto, Central and Northern Ontario, Yukon, Northwest Territories and Nunavut, Newfoundland and Labrador, Nova Scotia, New Brunswick, and P.E.I. The average spectrum acquired in the AWS auction by TELUS was 16.2 MHz at a cost of $1.82/MHz/POP.

TELUS paid Industry Canada $882 million for the licences and related auction charges in the third quarter, through a combination of drawing on its credit facilities and utilization of cash on hand. Each of the successful spectrum bidders was required to demonstrate compliance with Canadian ownership requirements and other licence conditions. TELUS received its ownership compliance decision from Industry Canada effective December 2008. For additional discussion, see Section 2.2 Vision and strategy — Building national capabilities and Section 10.3 Regulatory.

Wireless competition is expected to increase in the future as a result of several entrants acquiring regional spectrum in the AWS spectrum auction, as summarized below. Subject to meeting Industry Canada’s eligibility requirements, some entrants are expected to begin offering services in late 2009 and in 2010, as they establish operations, and build wireless networks in areas where they have acquired spectrum.

Existing and potential competitors acquiring licences in the 2008 Industry Canada spectrum auction

Competitor	Primary geographic focus

Incumbent national facilities-based competitors

Rogers Communications Inc.	Expansion of existing national capacity
Bell Mobility Inc. (Bell Canada)	Expansion of existing national capacity
TELUS	Expansion of existing national capacity for future LTE technology deployment

Incumbent provincial facilities-based competitors

MTS Allstream	Expansion of existing Manitoba capacity
SaskTel	Expansion of existing Saskatchewan capacity

Entrants (1)

Globalive Wireless LP	Spectrum in most regions, but excluding most of Quebec
Data & Audio-Visual Enterprises	Spectrum in most major centres outside of Saskatchewan, Manitoba, Quebec and Atlantic Canada
BMV Holdings (6934579 Canada Inc.)	Spectrum in Southern and Eastern Ontario and Southern and Eastern Quebec
Québecor Inc. (9193-2962 Québec Inc.)	Regional spectrum in Quebec and parts of Ontario, including Toronto
Shaw Communications Inc.	Regional spectrum in Western Canada and Northern Ontario
Bragg Communications Inc.	Regional spectrum in Atlantic Canada and Southwestern Ontario, as well as Grande Prairie, Alberta
Novus Wireless Inc.	Provincial spectrum in B.C. and Alberta
Blue Canada Wireless Inc.	Provincial spectrum in Nova Scotia and P.E.I.
Others	Three local areas in total

(1) Subject to building a wireless network in the geographic areas where they elect to compete.

Wireline developments

As in 2007, the industry is continuing to focus its attention on broadband services to moderate the losses in network access lines. As penetration in this area approaches a saturation point, telecom and cable-TV companies have started to compete on speed, applications and price to differentiate their product offerings. Internet protocol (IP) telephony has facilitated a growing revenue stream for cable-TV companies. Telecom companies are strategically positioning themselves to encroach into the TV entertainment market with existing satellite TV service and/or new IP TV offerings. Consumers continue to substitute wireless and voice over IP (VoIP) services for traditional wired telephony services. Competitive losses and substitution have resulted in certain North American telecom companies having residential access line losses around 12%. At December 31, 2008, TELUS’ estimated wireline share of the local residential telephony market in B.C. and Alberta was 66%. Approximately 12% of households in B.C. and Alberta have only wireless telephone service amongst all providers, including TELUS.

The Company operates its incumbent wireline business in B.C., Alberta and Eastern Quebec, which have been less exposed to the manufacturing downturn in Central Canada, but recently exposed to certain cyclical commodity sectors, such as oil and lumber. The Company’s national business growth strategy is focused on four vertical markets that do not include manufacturing and TELUS continues to see growth in the public and healthcare sectors in particular.

TELUS’ wireline segment external revenues increased 4% in 2008. Growth from wireline data services, including data revenues from two acquisitions, more than offset losses in voice services. While business network access lines increased by 2% in both 2008 and 2007 from the Company’s focus on non-incumbent growth, TELUS’ residential access lines decreased by 7.5% in 2008 and 6.5% in 2007, due to continued strong competition particularly from cable telephony and technological substitution.

Building capability in business markets

TELUS’ approach to the business market is through growth in Central Canada as well as nationally, with a focus on key vertical markets, including the public sector, healthcare, financial services and energy. In 2008, TELUS advanced its capabilities in the healthcare and financial services sectors with the January 2008 acquisition of Emergis Inc., a business process outsourcer specializing in these areas. TELUS has become a national leader in the provision of advanced data solutions to the healthcare sector. See Section 2.2 Vision and strategy — Partnering, acquiring and divesting.

TELUS continues to expand its broad suite of call centre and business process outsourcing services for the benefit of a large roster of Canadian, U.S. and international clients, as well as for internal requirements. These services are reliant on TELUS’ growing call centre operations at various locations around the world including the Philippines. More recently, bilingual Spanish and English language capabilities have been expanded by acquiring a minority investment in a company with call centre operations in three

Central American countries, and soon at a new TELUS call centre being opened in Clark County, Nevada. This geographic expansion and augmented bilingual Spanish-English language support improves the Company’s competitive offering for this growing line of business.

1.3 Consolidated highlights

The Chief Executive Officer, who is the chief operating decision-maker, regularly received TELUS’ 2008 and 2007 consolidated reports on two bases: including and excluding (labelled as adjusted) an incremental charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. The net-cash settlement feature was introduced in the first quarter of 2007. The highlights table below presents the unadjusted and adjusted views.

Consolidated highlights ($ millions, except per share amounts,	Years ended December 31
subscribers and ratios)	2008	2007	Change
Consolidated statements of income

Operating revenues	9,653	9,074	6.4%

Operating income	2,066	1,974	4.7%
Net-cash settlement feature expense	—	169	(100)%
Operating income (as adjusted)	2,066	2,143	(3.6)%

Income before income taxes	1,567	1,498	4.6%
Net-cash settlement feature expense	—	169	(100)%
Income before income taxes (as adjusted)	1,567	1,667	(6.0)%

Net income	1,128	1,258	(10)%
Net-cash settlement feature expense, after tax	—	105	(100)%
Net income (as adjusted)	1,128	1,363	(17)%

Earnings per share (EPS), basic ($)	3.52	3.79	(7.1)%
Net-cash settlement feature expense per share	—	0.32	(100)%
Earnings per share, basic (as adjusted) ($)	3.52	4.11	(14)%

Earnings per share, diluted ($)	3.51	3.76	(6.6)%

Cash dividends declared per share ($)	1.825	1.575	16%

Consolidated statements of cash flows

Cash provided by operating activities	2,819	3,172	(11)%
Cash used by investing activities	3,433	1,772	94%
Capital expenditures	1,859	1,770	5.0%
Payment for advanced wireless spectrum licences	882	—	n.m.
Acquisitions	696	—	n.m.
Cash provided (used) by financing activities	598	(1,369)	n.m.

Subscribers and other measures

Subscriber connections (1) (thousands)	11,595	11,147	4.0%

EBITDA (2)	3,779	3,589	5.3%
Net-cash settlement feature expense	—	169	(100)%
EBITDA (as adjusted)	3,779	3,758	0.6%

Free cash flow (3)	567	1,573	(64)%

Debt and payout ratios (4)

Net debt to EBITDA — excluding restructuring costs	1.9	1.7	0.2
Dividend payout ratio (5) (%)	56	54	2	pts

n.m. — not meaningful; pts — percentage points

(1)             The sum of wireless subscribers, network access lines and Internet access subscribers measured at the end of the respective periods based on information in billing and other systems. The measure excludes TELUS TV® subscriber connections.

(2)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(3)             Based on defined benefits plans net recovery and including the $882 million payment for AWS spectrum licences in 2008. See Section 11.2 Free cash flow.

(4)             See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

(5)             Based on earnings per share excluding favourable tax-related adjustments and net-cash settlement feature expense.

Highlights from operations:

•                  The Company met two of four original consolidated targets, and met three of the four original segmented targets for 2008. See Section 1.4 Performance scorecard for 2008 results.

•                  Subscriber connections reported exclude TELUS TV subscribers. Connections increased by 448,000 during 2008, net of approximately 28,000 subscriber deactivations resulting from turning down the analog wireless network in September. The number of wireless subscribers grew by 10% to 6.13 million, the number of Internet subscribers grew by 3.8% to 1.22 million and the number of network access lines decreased by 3.6% to 4.25 million. Excluding the analog wireless subscriber deactivations, subscriber connections increased by approximately 476,000.

•                  The Company’s wireless gross subscriber additions for 2008 set TELUS fourth quarter and full year records, and were positively influenced by the introduction of the new postpaid basic service and brand Koodo Mobile in March 2008. Wireless ARPU was $62.73 in 2008, down 1% from 2007, reflecting price competition in voice services, offset by strong data ARPU growth.

•                  Operating revenues increased by $579 million in 2008 when compared to 2007, due primarily to growth in wireless network revenues and wireline data revenues, which more than offset revenue declines in wireline voice local and long distance. Growth in wireline data revenues included revenues from two acquisitions, Emergis Inc. and, to a much lesser extent, Fastvibe, completed in January 2008.

•                  Operating income adjusted to exclude the net-cash settlement feature decreased by $77 million in 2008, when compared to 2007. The decrease was primarily due to additional software amortization from the January acquisition of Emergis and implementation of a new phase of the converged wireline billing and client care platform in July 2008, as well as a 2.1% increase in depreciation, partially offset by slightly higher EBITDA (as adjusted). EBITDA (as adjusted) increased by $21 million for the full year when compared to 2007, as increased data revenues were partly offset by costs supporting the growth, including costs of acquisition supporting strong wireless subscriber additions and upfront implementation costs for new wireline enterprise customers.

•                  Income before income taxes (as adjusted) decreased by $100 million in 2008 when compared to 2007. The decrease was due to lower operating income (as adjusted) and higher net financing costs. Net financing costs include increased interest expenses mainly from debt added in 2008 to help fund acquisitions in January and payment for AWS spectrum licences in the third quarter. Net financing costs also include interest income, which decreased significantly in 2008, due to lower amounts of interest on tax refunds and cash and temporary investments.

•                  Net income decreased by $130 million or 27 cents per share (basic) in 2008 when compared to 2007. The decrease included lower net income tax recoveries and related interest of $208 million (63 cents per share). Net income before income tax-related adjustments increased by $78 million or 36 cents per share. Average shares outstanding in 2008 were 3.4% lower than in 2007, due to market repurchases under normal course issuer bid (NCIB) programs.

Net income changes ($ millions)	Years ended December 31

Net income in 2007	1,258
Deduct favourable income tax-related adjustments in 2007 (see Section 5.2)	(257)
1,001
Tax-effected changes:
Lower net-cash settlement feature expense	105
Higher EBITDA as adjusted (1)	14
Higher depreciation and amortization (1), excluding investment tax credits	(69)
Interest expenses (1)	2
Other	26
1,079
Favourable income tax-related adjustments in 2008 (see Section 5.2)	49
Net income in 2008	1,128

(1) For the purposes of this presentation, the 2008 blended statutory tax rate was used.

Highlights — liquidity and capital resources:

•                  At December 31, 2008, TELUS had unutilized credit facilities of $1.15 billion, as well as unutilized availability under its accounts receivable securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity. In addition, the Company continues to meet the two other key guidelines. Net debt to EBITDA at December 31, 2008 was 1.9 times, within the Company’s long-term target policy range of 1.5 to 2.0 times. The dividend payout ratio, based on the annualized fourth quarter dividend and earnings for 2008 (excluding favourable income tax-related adjustments), was 56%, slightly above the Company’s prospective guideline of 45% to 55% of sustainable net earnings. In December, the Company renewed its $700 million, 364-day credit facility with a syndicate of Canadian banks, extending the term to March 1, 2010.

•                  The Company renewed its NCIB program for another year. Under Program 5, which will expire on December 23, 2009, the maximum number of TELUS shares that may be purchased is eight million, or 2.5% of the shares outstanding at December 31, 2008. See Section 7.3 Cash used by financing activities.

•                  Cash provided by operating activities decreased by $353 million in 2008 when compared to 2007, primarily due to lower recoveries of income taxes and related interest. In addition, proceeds from securitized accounts receivable were reduced by $200 million in 2008 (as compared to no change for 2007).

•                  Cash used by investing activities increased by $1,661 million in 2008 when compared to 2007, due to payment of $882 million for AWS licences, the January 2008 acquisition of Emergis for $692 million (net of acquired cash) and higher capital expenditures. The increase in capital expenditures in 2008 was directed to investments supporting high bandwidth services for business and residential customers, the next generation wireless HSPA network, healthcare and financial services solutions and upfront expenditures to support new enterprise customers.

•                  Net cash provided by financing activities was $598 million in 2008. This compares to net cash used by financing activities of $1,369 million in 2007. Net cash provided by financing activities in 2008 included higher utilization of the 2012 bank facility and the April 2008 issue of $500 million Notes maturing in 2015, partly offset by a reduction in issued commercial paper, which helped support payment of $882 million for AWS spectrum licences in the third quarter and $692 million for January acquisitions, net of acquired cash. In addition, fewer shares were repurchased under NCIB programs and the dividend for the fourth quarter of 2008 was remitted on the January 2, 2009 payment date (while the dividend for the fourth quarter of 2007 was remitted on December 31, 2007 for the January 1, 2008 payment date). Net cash used by financing activities in 2007 included the June repayment of $1.5 billion of matured Notes.

•                  The dividend declared in the fourth quarter of 2008 increased by 5.6% to 47.5 cents per Common Share and Non-Voting Share, up from 45 cents per share declared in each of the four preceding quarters. This is the fifth consecutive annual increase in the quarterly dividend rate.

•                  Free cash flow decreased by $1,006 million in 2008 when compared to 2007, due mainly to the $882 million payment for AWS spectrum licences in 2008 and increased capital expenditures, as well as receipt of larger income tax recoveries and related interest in 2007. Financing activities in 2008 supplemented free cash flow to help fund January acquisitions and the purchase of AWS spectrum licences.

1.4 Performance scorecard

Five of the eight original consolidated and segmented targets for 2008 were met, while three were not achieved. Targets for consolidated revenue, wireline revenue and EBITDA, and wireless revenue were achieved. Consolidated and wireless EBITDA fell below their respective target ranges due to several factors, including lower wireless ARPU, higher subscriber acquisition and retention expenses and costs associated with data growth. Earnings per share fell within the target range only as a result of favourable income tax recoveries; hence, the 2008 EPS target was not achieved. The consolidated capital expenditures target was achieved with actual expenditures 2% below the $1.9 billion target.

During the year, management provided revised annual 2008 guidance and assumptions when the results for the second and third quarters were announced. Annual guidance revisions for 2008 were also provided for revenues and capital expenditures in the 2009 targets news release and investor call on December 16, 2008. Actual results met the eight metrics from the final guidance, except for capital expenditures.

In the following scorecard, TELUS’ results for 2008 are compared to its original targets. Targets for 2009 are also presented and are fully qualified by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis and Section 10: Risks and risk management. Additional information on expectations and assumptions for 2009 may be found in Section 1.5 Financial and operating targets for 2009, Section 1.6 TELUS segments at a glance and Section 9: General outlook.

Scorecards	Performance for 2008				2009 targets
Legend ✓ Met target X Missed target	Actual results	Change from 2007	Original 2008 targets	Target result	Targets	Change from 2008 actual results

Consolidated
Revenues	$9.653 billion	6.4%	$9.6 to $9.8 billion	✓	$10.025 to $10.275 billion	4 to 6%

EBITDA (1) (2)	$3.779 billion	0.6%	$3.8 to $3.95 billion	X	$3.75 to $3.9 billion	(1) to 3%

EPS — basic (3)	$3.52	(14)%	$3.50 to $3.80	—	$3.40 to $3.70	(3) to 5%

EPS — basic, (3) (excluding income tax-related adjustments) (4)	$3.37	1.2%	$3.50 to $3.80	X	$3.40 to $3.70	1 to 10%

Capital expenditures (excluding expenditures for AWS spectrum licences in 2008) (5)	$1.859 billion	5.0%	Approx. $1.9 billion	✓	Approx. $2.05 billion	10%

Wireline segment
Revenue (external)	$5.021 billion	4.4%	$4.975 to $5.075 billion	✓	$5.05 to $5.175 billion	0 to 3%

EBITDA (2)	$1.774 billion	(3.0)%	$1.725 to $1.8 billion	✓	$1.65 to $1.725 billion	(3) to (7)%

Wireless segment
Revenue (external)	$4.632 billion	8.6%	$4.625 to $4.725 billion	✓	$4.975 to $5.1 billion	7 to 10%

EBITDA (2)	$2.005 billion	3.9%	$2.075 to $2.15 billion	X	$2.1 to $2.175 billion	5 to 8%

(1)           See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)           For comparative purposes, EBITDA for 2007 was adjusted to exclude an incremental pre-tax charge that related to the introduction of a net-cash settlement feature for share option awards granted prior to 2005. Of the $169 million charge, approximately $145 million was recorded in wireline and $24 million was recorded in wireless.

(3)           For comparative purposes, basic EPS for 2007 was adjusted to exclude an incremental after-tax charge of $0.32 per share for the introduction of a net-cash settlement feature.

(4)           A non-GAAP measure.

(5)           The target for 2008 capital expenditures was set excluding expenditures in the AWS spectrum auction held from May to July 2008.

The following key assumptions were made at the time the 2008 targets were announced in December 2007.

Assumptions for 2008 targets	Actual or estimated result for 2008

Canadian real GDP growth estimate of 2.8% and above average growth in the provinces of Alberta and B.C.

Growing economic uncertainty in 2008 resulted in the Conference Board of Canada, Canadian banks and others reducing forecasts several times. Real GDP growth rates for 2008 are estimated to be less than one per cent for Canada with above average growth for B.C. and Alberta. These estimates were aggregated from recent reports from the Bank of Canada and several Canadian banks.

Canadian dollar at or near parity with the U.S. dollar

The Canadian dollar closed at U.S. $0.821 on December 31, 2008, after averaging U.S. $0.94 for the full year, based on daily closing rates. Influenced by declining commodity prices and growing economic uncertainty, the Canadian dollar averaged U.S. $0.825 in the fourth quarter of 2008, down from an average U.S. $0.98 for the first nine months. (Source: the Bank of Canada.)

TELUS maintained its position of fully hedging foreign exchange exposure for the 8.00% U.S. dollar Notes due 2011. The Company’s foreign exchange risk management also includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar transactions and commitments

Increased wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies

Confirmed by: (i) a western cable-TV competitor reporting strong high-speed Internet and telephone net additions and expansion of its product offerings to appeal to a wider consumer and small and medium-sized business base in more locations; and (ii) TELUS’ network access line losses of 3.6% in 2008

The impact of the acquisition of Emergis to begin in March 2008	The transaction closed in mid-January 2008 and had only a minor impact on TELUS’ 2008 targets

Assumptions for 2008 targets	Actual or estimated result for 2008

Canadian wireless industry market penetration gain of 4.5 to five percentage points for the year	Wireless market penetration gain of 4.6%, down slightly as compared to 2007

Capital expenditures target set excluding potential purchases of wireless spectrum in the AWS spectrum auction	Actual results were as noted above. Payments of $882 million for AWS spectrum licences were recorded in the third quarter

No new wireless competitive entrant assumed for 2008

Correct assumption. Eight regional competitive entrants acquired spectrum licences in the AWS auction concluded July 2008, but it is expected that entrants are not likely to offer services until late 2009 or 2010

Restructuring expenses of approximately $50 million including the integration of Emergis	Actual result of $59 million for the full year supported efforts aimed at improving cost structures and enhancing efficiency that gained traction towards the end of the year

A blended statutory income tax rate of 31 to 32%	The blended statutory rate was 31% as a result of enacted British Columbia tax rate changes

A discount rate of 5.5% (50 basis points higher than 2007) and expected long-term return of 7.25% for pension accounting (unchanged from 2007)	Pension accounting assumptions are set at the beginning of the year. See Section 1.5 for the 2009 assumptions

Average shares outstanding of approximately 320 million	Average shares outstanding for 2008 were 320 million, 3.4% lower than in 2007.

1.5 Financial and operating targets for 2009

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, as well as Section 10: Risks and risk management. The following assumptions apply to TELUS’ 2009 targets shown in the table in the previous section. The 2009 targets and assumptions were originally announced on December 16, 2008.

For 2009, TELUS is targeting 4 to 6% consolidated revenue growth, an increase of $372 to $622 million. EBITDA growth is expected to be in a range of up to 3%, moderated by an increased pension expense in 2009 due to equity market weakness in 2008. Restructuring costs in 2009 have been estimated between $50 million and $75 million. EPS is targeted to be $3.40 to $3.70, similar to 2008, which was positively impacted by income tax adjustments. Excluding positive 2008 tax adjustments, 2009 EPS is targeted to increase by up to 10%.

Wireless revenues are forecast to increase by 7 to 10% in 2009 due to continued growth in subscribers, increased smartphone adoption and increased wireless data service adoption and usage. Wireless EBITDA is expected to increase 5 to 8% in 2009.

Wireline revenue is expected to increase by up to 3% in 2009, driven by data growth. Wireline EBITDA is expected to decrease by 3 to 7% as a result of increased pension expenses, upfront expenses associated with growth services (including early phase implementation costs for large business contracts), and expected increased restructuring charges, offset in part by results from ongoing efficiency initiatives.

TELUS expects its 2009 EPS to be impacted by slightly increased depreciation and amortization expenses, and higher financing costs. The expected increase in financing costs is caused by a higher average debt level from the payment for AWS spectrum licences in the third quarter of 2008.

Capital expenditures in 2009 are forecast to be approximately $2.05 billion, in part due to deferral of some expenditures from 2008. The higher level of capital expenditures in 2009 also reflects significant investment in TELUS’ shared national next generation wireless network build, investments in network infrastructure to improve wireline broadband capabilities, and the development of new applications. In addition, this spending will support the capital required to implement new large enterprise contracts in Ontario and Quebec that are expected to generate significant revenues in future years.

TELUS has reaffirmed its long-term financial policy guidelines, including Net debt to EBITDA of 1.5 to 2.0 times, and a dividend payout ratio guideline of 45 to 55% of sustainable net earnings. The 2009 targets align with these guidelines. EPS, cash balances, net debt and common equity may be affected by the purchase of up to eight million TELUS shares under the Company’s NCIB program.

Assumptions for 2009 targets

Ongoing wireline competition in both business and consumer markets, particularly from cable-TV and VoIP companies

Canadian wireless industry market penetration gain of approximately 4.5 percentage points for the year, similar to 2008

Downward pressure on wireless ARPU

New competitive wireless entry beginning in the fourth quarter of 2009 with most entrants starting in 2010

Restructuring expenses of approximately $50 million to $75 million ($59 million in 2008)

A blended statutory tax rate of approximately 30 to 31% (31% in 2008)

Net income tax payments of approximately $320 to $350 million ($10 million in 2008)

Forecast average exchange rate of U.S. $0.80 per Canadian dollar (U.S. $0.94 in 2008)

A pension accounting discount rate was estimated at 7.00% (subsequently set at 7.25%) and expected long-term return of 7.25% (unchanged from 2008, and consistent with the Company’s long-run returns and its future expectations). Defined benefit pension plans net expenses and funding were both estimated to increase in 2009, mainly due to the decline in value of defined benefits pension plans assets in 2008.

•               Defined benefit pension plans net expenses were estimated to be $nil in 2009, subsequently revised to approximately $18 million (compared to a $100 million recovery in 2008)

•               Defined benefit pension plans contributions were estimated to be approximately $200 million in 2009, subsequently revised to $211 million ($102 million in 2008).

1.6 TELUS segments at a glance

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker). Segmented disclosure is reported in Note 6 of the Consolidated financial statements.

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, as well as Section 10: Risks and risk management.

Wireline segment

Offers the following solutions:

Voice — reliable phone service with long distance and call management services such as Voice Mail, Call Display and Call Waiting, and the sale, rental and maintenance of telephone equipment;

Internet — secure high-speed or dial-up access with a comprehensive suite of security and entertainment services;

TELUS TV — flexible digital entertainment service with high-definition TV, personal video recorder (PVR), Video on Demand and Pay Per View services;

Data — IP networks, private line, switched services, network wholesale, network management and hosting;

Converged voice and data solutions — integrated and hosted IP telephony solutions through TELUS IP-One® business services;

Hosting and infrastructure — managed information technology and infrastructure solutions delivered through TELUS’ IP networks and connected to the Company’s Internet data centres;

Security solutions — managed and non-managed solutions to protect business networks, messaging and data, in addition to security consulting services; and

Customized solutions — global multi-language contact centre solutions including CallCentreAnywhere, remote agent solutions with TELUS AgentAnywhere®, interactive voice response (IVR) and speech recognition services, conferencing and collaboration services, and performance optimization, human resource and health and safety outsourcing solutions.

Wireline segment 2009 targets

See Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

Wireless segment

Offers the following solutions:

Digital voice — PCS (postpaid and Pay & Talk® prepaid) and Mike all-in-one (iDEN); Push to Talk™ capability on both Mike (Direct Connect®) and PCS (Instant Talk®);

Internet and data services — SPARK™ services including TELUS Mobile TV®, TELUS Mobile Radio®, TELUS Mobile Music®, web browsing, Windows Live Messenger, social networking, text and picture messaging, and downloadable games, videos, ringtones and images; and

Data devices — including smartphones and wireless connect cards available for use on wireless high-speed and Mike packet data networks.

Wireless segment 2009 targets

See Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis.

2.         Core business, vision and strategy

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, and Section 10: Risks and risk management.

2.1 Core business

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications provider in Western Canada and also provides data, IP, voice and wireless services to Central and Eastern Canada. TELUS earns the majority of its revenue from access to, and the use of, the Company’s telecommunications infrastructure, or from providing products and services that facilitate access to and usage of this infrastructure.

At December 31, 2008, the Company’s principal subsidiary was wholly owned TELUS Communications Inc. (TCI).

2.2 Vision and strategy

TELUS’ strategic intent, or vision, is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS’ strategy for growth is to focus on its core telecommunications business in Canada.

For nine years, TELUS has focused consistently on six strategic imperatives that management believes to be as relevant in 2009 as when the imperatives were developed in 2000. The six imperatives guide the Company’s actions and contribute to the achievement of its financial goals. Despite intense competition, evolving technology, and changing regulatory and competitive environments, TELUS has generated good operational results and has continued to advance its national growth strategy, as highlighted below.

Building national capabilities across data, IP, voice and wireless

In July 2008, TELUS successfully concluded bids on 59 licences of advanced wireless services (AWS) spectrum in the 1700 MHz / 2100 MHz ranges in the Industry Canada auction. The average licensed spectrum acquired by TELUS was 16.2 MHz nationally, which increases TELUS’ strong spectrum position, and is expected to provide capacity for the introduction of future fourth generation (4G) service offerings.

In September, the Company turned down its first generation, analog wireless network, deployed in the mid-1980s. This network had reached the end of its useful service life and only 27,600 customers were still using it. TELUS included the deactivations of analog subscribers in its net subscriber additions and in the calculation of its wireless churn rate. Competitors may have reported such deactivations differently. TELUS began notifying customers of the network turndown about one year earlier and offered options of free digital phones and higher-powered long-range phones at below-cost prices. The deactivation of this network frees up more spectrum for digital capacity and allows the Company to focus on improvements in the current third generation (3G) network and prepare for future 4G services.

In October, TELUS announced it had chosen long-term evolution (LTE) as the technology path for its 4G wireless broadband network, and as an interim step, the Company began a national build of a next generation wireless service to be launched commercially by early 2010, based on the latest version of HSPA technology using existing 1900 MHz and 850 MHz spectrum. The HSPA service is expected to augment TELUS’ existing wireless service portfolio and position the Company for an optimal future transition to LTE. TELUS’ existing portfolio of wireless services includes CDMA (code division multiple access) providing access to 3G high-speed data services (EVDO), and iDEN-based Mike service, the Company’s Push To Talk network and business service. LTE is an emerging worldwide 4G technology that has gained support from many of the world’s largest carriers and manufacturers, but it is not expected to be available commercially for a number of years. The benefits of the investment in HSPA are expected to include increased international roaming for existing TELUS customers, access to increased global roaming revenues for TELUS, faster network speeds, lower handset costs due to the larger HSPA device ecosystem, and lower network development and ongoing operating costs. TELUS plans to support its CDMA and iDEN (Mike service) customers for the foreseeable future.

After a comprehensive review process, the Company selected two suppliers, Nokia Siemens Networks and Huawei Technologies, for TELUS’ next generation wireless network. TELUS also announced it has entered into an HSPA network sharing agreement with Bell Canada using existing 1900 MHz and 850 MHz spectrum. This agreement builds on and enhances an agreement signed in 2001 and is expected to enable TELUS to lower the cost, accelerate deployment of next generation wireless voice and data services on a national basis, optimize cell-site utilization, and maximize potential operating efficiencies. Initial capital expenditures for the new network were included in TELUS’ original capital expenditure guidance for 2008 and are included in the 2009 targets. See Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis and risks described in Section 10.2 Technology. TELUS’ HSPA and LTE evolution strategy is also consistent with the objectives of focusing on the growth markets of data, IP and wireless, and partnering to accelerate TELUS’ strategy.

Focusing relentlessly on the growth markets of data, IP and wireless

In February, the City of Montreal selected TELUS to provide and manage IP-based voice and data services for the city’s more than 300 administrative offices. TELUS’ advanced telecommunications framework supports the city’s goals of accessing a cost-effective infrastructure, while providing a secure IP backbone for new services and solutions. The total value of the 10-year contract is approximately $87 million.

Also in February, TELUS completed the roll-out of wireless high-speed capability in B.C. and Alberta, using EVDO Rev A technology. TELUS’ wireless high-speed service reaches about 95% of the population of B.C. and Alberta, providing typical download speeds of 450 to 800 Kbps and typical upload speeds of 300 to 400 Kbps.

In March, TELUS’ wireless postpaid Koodo® brand and service was launched to better address segments of the wireless market and complement the fully featured TELUS brand service. The expected benefits of this basic brand include more flexibility in serving various market segments, increasing postpaid customer additions, protecting revenue on the premium TELUS brand, and improving client retention programs.

During the year, the Company continued to invest in increasing the speed and coverage of its broadband infrastructure in B.C., Alberta, and Eastern Quebec, while continuing to increase its high-speed subscriber base. TELUS TV service was launched in several Quebec communities and moved to mass marketing in Calgary and Edmonton, with the inclusion of high-definition (HD) capabilities and, late in the year, personal video recorders (PVR).

In December, the Company was selected by the Government of Quebec, through a competitive bid process, to deliver and manage the province’s next generation data network, the Réseau intégré de télécommunications multimédias. The contract is for a term of seven to 10 years and worth up to $900 million, the largest contract in TELUS’ history. The new network is expected to meet the current and future needs of the government’s new electronic health initiative and online services, providing connections to 160 ministries and agencies, as well as 350 health institutions province-wide.

Providing integrated solutions that differentiate TELUS from its competitors

In March, the Company launched the TELUS Visual Voice Mail service that provides a voice mail-to-text function and, for the first time in Canada, a voice mail-to-e-mail function. With this service, TELUS’ wireless customers can access their phone messages wherever they can access e-mail using smartphones, such as personal digital assistants (PDAs) and BlackBerry devices, or computers. The customer can respond easily to the messages or e-mails, either by voice or by text, at the touch of a button and optionally include an audio recording of the message as an attachment.

In June, the Company launched three new global positioning system (GPS) solutions for businesses with mobile workers, such as those in the energy sector. TELUS Asset Tracker enables businesses to keep track of their assets, whether large or small. TELUS Resource Tracker allows businesses to increase safety and productivity through real-time location monitoring of workers. TELUS Track and Dispatch gives businesses the ability to determine the closest mobile worker to a new job assignment or to immediately dispatch help if a worker needs assistance. These new solutions are part of the Company’s suite of wireless GPS solutions on the PCS network that also features TELUS Fleet Tracker, a fleet monitoring and tracking solution, and TELUS Navigator, a GPS turn-by-turn navigation solution.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

TELUS completed the acquisition of Emergis in January 2008, having financed and paid $743 million for all of the then issued and outstanding Emergis common shares by drawing down TELUS’ syndicated bank credit facility and utilizing available cash resources, primarily proceeds from commercial paper issuance. In January, TELUS also made a small acquisition of privately held Fastvibe, a provider of web-streaming solutions for business to strengthen the Company’s technology solutions portfolio.

Emergis is a business process outsourcer that specializes in the healthcare and financial services sectors. TELUS has targeted and invested in serving the healthcare and financial business sectors. Emergis’ complementary expertise, applications and customer base are expected to strengthen TELUS’ existing industry solutions and allow it to better compete in the fast-growing and transforming healthcare industry. This acquisition is consistent with three of TELUS’ strategic imperatives: building national capabilities; focusing relentlessly on the growth markets of data, IP and wireless; and partnering, acquiring and divesting.

TELUS Ventures received a $6 million gain from its 2001 minority investment in Hostopia, a provider of private-branded web hosting, e-mail and e-commerce solutions to telecommunications and cable-TV companies, Internet service providers, domain registrars, and other web service providers. Deluxe Corporation’s all-cash offer for Hostopia closed in early August. TELUS Ventures invested in Hostopia to complement TELUS’ existing services, as part of TELUS’ strategy to benefit from emerging technologies that fill the Company’s capability gaps.

Going to the market as one team under a common brand, executing a single strategy

On completion of Emergis and Fastvibe acquisitions, TELUS immediately began implementing post-merger integration plans to ensure a seamless transition for team members and customers, while ensuring a continued focus on achieving the business goals of the transactions. Consistent with TELUS’ standard process for acquisitions, Emergis and Fastvibe team members were welcomed at multiple city in-person events and videoconferences. Customers were provided with notice of the transactions, together with the strategic rationale, while sales specialist teams from TELUS and the acquired businesses met to learn about one another’s products and services with a focus on cross-selling complementary solutions. Emergis was quickly re-branded as Emergis, a TELUS company, and Fastvibe commenced operating under the TELUS brand.

The post-merger integration process included the identification of top joint-sales opportunities and working together to close multimillions of dollars of new contracts. The teams also initiated an update to the three-year strategic business plans for healthcare and financial services. In addition, certain business functions were aligned, including Finance, Human Resources and Marketing. In November, the Company launched TELUS Health Solutions, Backed by Emergis, and made a commitment to invest $100 million over three years in the healthcare sector.

Investing in internal capabilities to build a high-performance culture and efficient operations

In July, following a large pilot implementation for 150,000 residential customers in British Columbia, TELUS successfully converted more than one million B.C. wireline residential subscribers to a new billing and client care platform. This platform is converged with the one in Alberta, and for the first time most residential customers in Alberta and B.C. are on the same billing and client care platform. During the B.C. conversion, TELUS applied learnings from the Alberta conversion in 2007 and the B.C. implementation was successful. The critical billing function performed as expected and billing cycles were maintained. The order entry system also performed well without capacity and stability issues experienced initially with the Alberta conversion. Service levels have not been materially impacted following the 2008 conversion. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems.

In September, a new collective agreement with the members of the Syndicat des agents de maîtrise de TELUS (SAMT) was ratified, and will remain in effect until December 31, 2011. The SAMT agreement covers more than 500 professional and supervisory team members employed in Quebec. TELUS currently employs approximately 5,000 team members in the province.

The Company embarked on a number of operational efficiency initiatives, as described further in Section 3.

In October, TELUS and the Government of Quebec announced a training program and the creation of 149 jobs in the Company’s technical support team located in the province. More than $1.6 million will be invested in this value-added training program, of which $405,000 is from Emploi-Québec. As TELUS’ wireless service customers increasingly adopt smartphones with diverse functions, they call more frequently for technical assistance. The new training program will provide advanced skills to technicians who provide support to TELUS customers across Canada.

TELUS continues to focus on engaging its team members (up five points in the 2008 fall Pulsecheck survey) and creating a culture of high performance and appreciation based on shared values and continuous learning. Initiatives included launching Career Alert, which provides team members with an enhanced career planning and progression tool to explore internal career opportunities; providing access to online learning courses, literature and mentoring opportunities; enhancing TELUS’ performance development program; introducing Bravo, an upgraded team member recognition and rewards program; and expanding TELUS’ Healthy Living program to support the well-being and safety of team members.

3.              Key performance drivers

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management.

Management confirms or sets corporate priorities each year to advance TELUS’ strategy, focus on the near-term opportunities and challenges to create value for shareholders.

Corporate priorities

2007		2008 (see Progress, following)		2009

Advancing TELUS’ position in the consumer, business and wholesale markets

Driving TELUS’ technology evolution and improvements in productivity and service excellence

Strengthening the spirit of the TELUS team and brand, and developing the best talent in the global communications industry.

à

Drive profit from strategic services with a focus on data

Build scale in vertical markets and leverage the Emergis acquisition

Exact productivity gains from efficiency improvement initiatives

Elevate the client experience and build enhanced loyalty

Execute technology initiatives, including broadband and IT platforms.

à

Execute on TELUS’ broadband strategy, leveraging investments in leading wireline and wireless networks to deliver winning solutions for customers

Increase the efficiency of operations to improve TELUS’ cost structure and economic performance

Outpace the competition and earn the patronage of clients through an engaged TELUS team.

Corporate priorities for 2008 — Progress

Drive profit from strategic services with a focus on data

•                  Growth in wireless included record TELUS gross subscriber loading and very strong 55% wireless data revenue growth

•                  TELUS saw strong smartphone adoption in 2008, with the launch of a wide selection of PCS devices backed by innovative marketing campaigns. Devices included the Pink BlackBerry Pearl 8130, Curve 8330 and new touchscreen BlackBerry Storm; Samsung Instinct; LG KEYBO, LG Dare, LG Voyager and LG Venus; and HTC Touch Diamond

•                  Starting at mid-year, wireless margins were negatively impacted by the low $199 price point introduced on the Apple iPhone by a competitor, which increased device discounts for all smartphones in Canada that have a typical cost of $500 to $600. In addition, the late delivery of the BlackBerry Storm largely missed the Christmas sales season and reduced the effectiveness of associated advertising

•                  Wireline data growth was 17% due largely to the strategic acquisition of Emergis (see below).

Build scale in vertical markets and leverage the Emergis acquisition

•                The Company continued to implement large complex deals in the public sector, including contracts with the Government of Ontario, Department of National Defence and City of Montreal, plus several corporate deals in other industry vertical markets

•                While TELUS continues to win contracts based on the excellence of its implementation track record, not all implementations go smoothly given the scale, complexity of the IT solutions and reliance on third parties. The Company has addressed the issue by consolidating three business units into two, refocused on project process planning and risk mitigation, and conducting reviews to identify learnings for other project implementations

•                Late in year, won a seven-to-10-year contract, worth up to $900 million, with the Government of Quebec for a managed data network to serve 160 offices and 350 health institutions across the province

•                TELUS’ capability in the healthcare and financial vertical markets increased with the acquisition and successful integration of Emergis. Emergis’ service portfolio and eastern presence provided a good geographical and service fit with TELUS’ existing services in the West, as described more fully in Section 2

•                TELUS Health Solutions was launched, including a $100 million investment over three years, demonstrating commitment to this important growth area

•                TELUS was named 2008 Health Company of the Year by the Information Technology Association of Canada.

Corporate priorities for 2008 — Progress

Exact productivity gains from efficiency improvement initiatives

•                  Progress on efficiency initiatives was disappointing in the first half of the year, leading to a refocused effort in the second half. Restructuring charges were $48 million in the second half of 2008 and only $11 million in the first six months. The Company expects a more consistent focus in 2009

•                  In the fall, the Company began reorganization of three enabling business units, Technology strategy, Network operations, and Business transformation, into two integrated teams: Technology strategy and Business transformation and technology operations. Expected benefits include streamlined operations, more effective deployment of technologies and supporting systems, cost efficiencies and improved customer service

•                  Operational efficiency initiatives also include redirecting resources to growing parts of the business, optimization of layers of management and spans of control to reduce staff, organization-wide expense control, increased use of business process outsourcing and internal off-shoring, rationalization of products in low-value activities, consolidation of vendor management and reducing the number of vendors. In addition to team redeployments, reductions in positions were made in December 2008 and January 2009, mostly in management ranks

•                  Year-end employee performance bonuses were reduced due to below plan operational performance, and management compensation has been frozen for 2009.

Elevate the client experience and build enhanced loyalty

•                  TELUS continued to achieve high retail service levels, as measured by an array of quality of service measures

•                  Wireless churn (a measure of the monthly customer disconnect rate) was up slightly in 2008 at 1.57%, including deactivations from turning down the Company’s analog network

•                  Created new training initiatives for call centre agents, including the introduction of a video that clarifies processes and policies between Customer Care and the Customer Solutions Delivery teams

•                  Launching two-hour appointment windows, offering weekend and evening service for residential and small and medium-sized business customers, and leveraging customer surveys to build upon customer feedback.

Execute technology initiatives, including broadband and IT platforms

•                  LTE was chosen for future wireless 4G technology, and TELUS began implementing an HSPA next generation wireless network as an optimal path to transition to LTE, more fully described in Section 2. The project included an enhanced, joint network sharing agreement with Bell Canada to speed the network launch and maximize coverage, and selection of two world-leading equipment suppliers  — Nokia Siemens Networks and Huawei Technologies

•                  Broadband coverage was expanded, facilitating high-speed Internet sales and increased traction in TELUS TV sales. Commercially launched high-definition (HD) TELUS TV in select areas and, late in year, personal video recorder (PVR) service

•                  The broadband coverage footprint in Edmonton, Calgary and Rimouski is sufficient for mass marketing TELUS TV, but not yet in the major market of Lower Mainland of B.C. (Vancouver area), which remains a priority for 2009

•                  Smoothly consolidated legacy wireline ordering, provisioning, customer management and billing software onto a single advanced platform for more than one million residential subscribers in B.C. — the same platform most Alberta residential subscribers migrated to in 2007. Front-line agents can better manage customers’ services from a single application in both B.C. and Alberta.

4.     Capabilities

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis. It is also qualified by Section 10: Risks and risk management.

4.1 Principal markets addressed and competition

National wireless services for consumers and businesses

TELUS capability	Competition

Licensed national wireless spectrum, with network covering most of Canada’s population, with domestic and international roaming agreements

Wireless networks interconnected with TELUS’ wireline networks

Provider of integrated digital wireless voice, data and Internet services on a nationwide digital PCS (CDMA) network, including a 3G high-speed coast-to-coast network in Canada with high-speed evolution data optimized (EVDO) overlay. Services are further described in Section 1.6

•    Access to 96% of the Canadian population, when roaming/resale agreements principally with Bell Canada are included

•    High-speed EVDO overlay reaches 88% of the Canadian population, when roaming/resale agreements are included

TELUS’ iDEN network-based Mike service, a Push To Talk service focused on the commercial marketplace

TELUS’ wireless technology and service evolution is described in Section 2.2 Vision and Strategy — Building national capability

•    Build-out of a next generation wireless HSPA network began in 2008 with services expected to be launched commercially by early 2010, augmenting TELUS’ existing wireless service portfolio and providing for an optimal future transition to LTE 4G services

•    HSPA network sharing agreement with Bell Canada, building on and enhancing an agreement signed in 2001.

Existing wireless service competition includes services offered by:

•    Facilities-based national competitors Rogers Wireless and Bell Mobility

•    Facilities-based provincial telecommunications companies SaskTel and MTS Mobility

•    Resellers of Bell Mobility’s and Rogers Communications Inc.’s networks, such as the Virgin Mobile Group, 7-Eleven and certain cable-TV companies

Emerging wireless service competition includes:

•    New wireless competitors, including cable-TV companies, expected to begin offering services with various regional coverage, beginning in late 2009, or 2010, as a result of the AWS spectrum auction in 2008

•    Potential alliances and integrations among new regional competitors

Foreign ownership restrictions apply to facilities-based wireless service providers.

National wireline business services

TELUS capability	Competition

An IP-based national network overlaying an extensive switched network in incumbent territories in B.C., Alberta and Eastern Quebec

Global interconnection arrangements

Services are further described in Section 1.6 and include:

•    Voice and data services

•    Converged voice and data solutions

•    Hosting and infrastructure

•    Wholesale services provided to telecommunications carriers, resellers, Internet service providers (ISPs), wireless providers, competitive local access providers and cable-TV operators

•    Global contact solutions

•    Customized solutions, such as provision of business process outsourcing services to the healthcare, human resources and financial services sectors

•    Certain services facilitated by multi-lingual international call centres

Majority of service revenue in incumbent territories and services in non-incumbent areas, such as Ontario and Quebec, are not rate regulated.

Competition for voice and data communications services includes:

•    Principally Bell Canada, as well as MTS Allstream and cable-TV companies competing with their own national infrastructures

•    Substitution to wireless services including those offered by TELUS.

Wholesale service competitors include Bell Canada, MTS Allstream, and Rogers

Competitors for call centre services include Convergys, Sykes and Verizon LiveSource

Competitors for customized managed outsourcing solutions include system integrators CGI, EDS and IBM.

Wireline consumer services in incumbent territories of British Columbia, Alberta and Eastern Quebec

TELUS capability	Competition

Access to almost every urban and rural home and business in incumbent territories in B.C., Alberta and Eastern Quebec. TELUS wireline residential access line services are provided to an estimated 66% of households in B.C. and Alberta

Extensive switched network and significant investment in Internet infrastructure, and access to an IP-based national network

•    Provision of local, long distance and Internet services

Broadcasting distribution licences to offer digital television services in select communities in incumbent territories and licences to offer commercial video-on-demand services

•    TELUS TV services have been available to an increasing number of communities since 2005

•    High-definition (HD) TV and personal video recorder (PVR) capabilities are increasingly available starting in 2008.

•    Substitution of wireless services, including TELUS’ own wireless offerings, for local and long distance services. Households with wireless telephone services only (amongst all providers, including TELUS) are estimated to be 12% in B.C. and Alberta

•    Cable-TV providers Shaw Communications Inc. in B.C. and Alberta, and Cogeco Cable in Eastern Quebec, that have access to urban and suburban homes to provide Internet, entertainment and VoIP-based telephony services

•    Rogers Communications, Bell Canada and potentially Shaw Communications, providing a varying combination of local, long distance, Internet and entertainment services

•    Various others (e.g. Vonage) that offer resale or VoIP-based local and long distance and Internet services

•    Satellite-based entertainment and Internet services (Bell Canada and Shaw Communications).

4.2 Operational resources

Operational resources	Operational risks and risk management

People

The Company employs 35,900 full-time equivalent multi-skilled TELUS team members across a wide range of operational functions

TELUS uses a small number of external contractors or consultants

Wireless service is dependent on extensive distribution network of exclusive dealers and third-party electronics retailers (e.g. Future Shop, London Drugs)

The Company has adequate employee resources to cover ongoing retirements, and ready access to labour in Canada and, for call centres, in various locations internationally

The Company has extensive training programs in place and has universal scorecard metrics that tie personal and corporate performance to bonus pay.

Employee compensation, retention and labour relations — See Section 10.4 Human resources

General safety — See Section 10.8 Health, safety and environment

Due to overheating in the Alberta economy, the Company did experience some difficulties in retaining and hiring qualified staff in 2008. However, this has abated in 2009 due to the economic slowdown

Approximately 14,650 team members are covered by a collective agreement, with a large majority (approximately 13,500) covered by collective agreements expiring in 2010 or 2011.

Brand and services

The Company has a well established and recognizable national brand that is supported by extensive advertising across all media

Successfully introduced the new wireless Koodo Mobile basic brand and service in March 2008

Services are summarized in Section 4.1 above.

Industry and economy — See Section 9: General outlook and Section 10.11 Economic growth and fluctuations.

Competition — See Section 4.1 above and Section 10.1

Regulation — See Section 10.3

•    None of the Wireless segment revenues are currently subject to CRTC price regulation

•    Less than one-quarter of the Company’s revenues are from Wireline segment regulated services and subject to CRTC price regulation

•    Deregulation of local phone services for residential markets covering approximately 80% of its residential lines in non-high cost serving areas, or 67% of total residential and business lines

•    Non-incumbent local exchange carrier (non-ILEC) services, long distance, Internet, international telecommunications, inter-exchange private line and certain data services, as well as the sale of customer premises equipment, continue to be forborne from regulation.

Technology and systems TELUS is a highly complex technology-dependent company with a multitude of interconnected wireline and wireless telecommunications networks, IT systems and processes.	Technology — See Section 10.2 Process risks — See Section 10.5 Manmade and natural threats — See Section 10.10.

4.3 Liquidity and capital resources

The following discussion is qualified in its entirety by Risks and risk management — Section 10.6 Financing and debt requirements.

Capital structure financial policies (Note 3 of the Consolidated financial statements)

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner that balances the interests of equity and debt holders.

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA — excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion and specific guidelines, see Section 7.4 Liquidity and capital resource measures.

Financing and capital structure management plans

Activities supporting the 2008 financing plan, as outlined in 2007’s Management’s discussion and analysis, are described below and are followed by plans for 2009.

Reporting back on TELUS’ 2008 financing and capital structure management plan

Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

In 2008, the Company repurchased for cancellation approximately one million Common Shares and 5.8 million Non-Voting Shares for a total outlay of $280 million. See Section 7.3 Cash used by financing activities. Since December 20, 2004, TELUS has repurchased 20.2 million of its Common Shares and 39.5 million of its Non-Voting Shares for $2.8 billion under four NCIB programs, consistent with the Company’s intent to return surplus cash to shareholders.

Pay dividends

The dividend declared for the fourth quarter of 2008 (paid January 2, 2009) was 47.5 cents per share, up by 5.6% from 45 cents per share in the same period in 2007, and representing the fifth consecutive annual increase in the quarterly dividend.

Use proceeds from securitized receivables and bank facilities, as needed, to supplement free cash flow and meet other cash requirements

At December 31, 2008, the balance of proceeds from securitized accounts receivable was $300 million, up by $50 million from September 30, 2008, up by $150 million from June 30, 2008, and reduced by $200 million from March 31, 2008 and December 31, 2007. The reduction in securitized accounts receivable of $350 million during the second quarter was completed following the closing of the public debt issue in April, while the increase in the second half can be attributed to the purchase of AWS wireless spectrum in the third quarter.

In January 2008, the Company increased utilization of the $2 billion 2012 credit facility. The proceeds were used for general corporate purposes, including the purchase of Emergis. At December 31, 2008, the balance drawn on the 2012 revolving credit facility was $980 million, up from $430 million at September 30, 2008, $162 million at June 30, 2008, $321 million at March 31, 2008, and the nil amount drawn at the beginning of the year. The increase during the first quarter helped fund the acquisition of Emergis, while the increase in the third quarter was used to fund payment for AWS spectrum licences. The increase in the fourth quarter was offset by a reduction in outstanding commercial paper.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — On March 3, 2008, the Company closed a new $700 million, 364-day credit facility with a select group of Canadian banks. In December, the Company renewed this $700 million, 364-day credit facility, extending the term to March 1, 2010 under substantially the same terms and conditions, except for increased cost. The 364-day facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. The Company had unutilized credit facilities of $1.15 billion at December 31, 2008, including the 364-day facility, as well as unutilized availability under its accounts receivable securitization program. See Section 7.5 Credit facilities.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.9 times at December 31, 2008.

Dividend payout ratio of 45 to 55% of sustainable net earnings on a prospective basis — The ratio was 56% when calculated based on the annualized fourth quarter dividend rate and earnings per share adjusted to exclude the impacts of favourable tax-related adjustments for 2008. The ratio was 54%, based on the annualized fourth quarter dividend rate and actual earnings per share for 2008.

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8.00% U.S. dollar Notes due 2011, the one remaining foreign currency-denominated debt issue.

Give consideration to accessing the public debt markets in 2008 to refinance short-term financing sources with long-term financing

In April, TELUS successfully closed its offering of 5.95%, Series CE Notes due April 15, 2015, for aggregate gross proceeds of approximately $500 million. The net proceeds of the offering were used for general corporate purposes including repayment of amounts under the 2012 credit facility, and to refinance short-term financing sources. In August 2008, the Company increased the maximum size of its commercial paper program from $800 million to $1.2 billion, which is backstopped by the Company’s 2012 credit facility. At December 31, 2008, $432 million of commercial paper was outstanding. Generally, the Company employs the lowest-cost sources of funds, which may vary over time among various debt instruments.

Reporting back on TELUS’ 2008 financing and capital structure management plan

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A—, or the equivalent, in the future

At February 11, 2009, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. TELUS’ April 2008 debt issue was assigned credit ratings of: A (low) by DBRS Ltd., Baa1 by Moody’s Investors Service, BBB+ by Fitch Ratings, and BBB+ by Standard and Poor’s, all with a stable trend or outlook and all consistent with the agencies’ existing ratings for TELUS debt securities. On August 7, 2008, DBRS Ltd. confirmed its R-1 (low), stable, rating for TELUS’ commercial paper program. See Section 7.7 Credit ratings.

TELUS’ 2009 financing and capital structure management plan

At December 31, 2008, TELUS had access to undrawn credit facilities of more than $1.15 billion, as well as availability under its accounts receivable securitization program. The Company has no significant maturities of long-term debt until 2011. The Company believes it has sufficient capability to fund its requirements from these facilities and expects to generate free cash flow in 2009, which would be available to, among other things, repurchase shares and pay dividends to shareholders. While anticipated cash flow is expected to be more than sufficient to meet current operating requirements, TELUS may issue long-term public debt or establish new term credit facilities in 2009 to refinance short-term financing sources or upcoming debt maturities.

In 2009, TELUS plans to remain in compliance with its financial policies, and these intentions could constrain TELUS’ ability to invest in its operations for future growth or to complete share repurchases. TELUS has set its financial policies with the expectation that substantial cash tax payments will commence in 2009 both in respect of 2008 and on an instalment basis in respect of 2009. Payment of cash income taxes will reduce the after-tax cash flow otherwise available to return capital to shareholders. The Company also expects to make increased contributions to its employee defined benefit pension plans in 2009, as described in Section 1.5. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to repurchase shares under the NCIB program, or pay dividends according to the target payout guideline.

TELUS expects to maintain its current position of fully hedging its foreign exchange exposure for indebtedness. At the end of 2008, 77% of TELUS’ total debt was on a fixed-rate basis, and the weighted average term to maturity was approximately four years.

At December 31, 2008, TELUS also has access to a shelf prospectus pursuant to which it can issue $2.5 billion of debt and equity. TELUS believes that its investment grade credit ratings provide reasonable access to capital markets to facilitate future debt issuance. For the related risk discussion, see Section 10.6 Financing and debt requirements.

Debt maturities as at December 31, 2008

	Long-term debt maturities (1), principal		Interest
($ millions)	All except capital leases	Capital leases	and like carrying costs (2)
2009	1	3	462
2010	80	2	460
2011	2,950	—	330
2012	1,712	—	179
2013	300	—	147
Thereafter	1,949	—	750
Total	6,992	5	2,328

(1)    Where applicable, principal-related maturities reflect foreign currency exchange rates at December 31, 2008.

(2)    Interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facility have been calculated based upon rates in effect as at December 31, 2008.

4.4 Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the Consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management’s discussion and analysis and the Consolidated financial statements contained in this report were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008 in accordance with Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have determined that the Company’s internal control over financial reporting is effective as at December 31, 2008 and expect to certify TELUS’ annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act, and with Canadian securities regulatory authorities.

Deloitte & Touche LLP, the Company’s auditor, has audited internal controls over financial reporting of TELUS Corporation as at December 31, 2008.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.     Results from operations

5.1 Selected annual information

The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the Consolidated financial statements of TELUS for the year ended December 31, 2008, and its annual Consolidated financial statements for previous years.

Years ended December 31 ($ in millions, except per share amounts)	2008	2007	2006

Operating revenues	9,653	9,074	8,681

Operations expense (1)	5,815	5,465	4,998
Restructuring costs	59	20	68
Depreciation and amortization	1,713	1,615	1,576
Total operating expenses	7,587	7,100	6,642

Financing costs and other expense	499	476	533

Income before income taxes and non-controlling interest	1,567	1,498	1,506

Income taxes	436	233	353

Net income and Common Share and Non-Voting Share income	1,128	1,258	1,145

Earnings per share (2) — basic	3.52	3.79	3.33
Earnings per share (2) — diluted	3.51	3.76	3.30

Cash dividends declared per share (2)	1.825	1.575	1.20

Total assets	19,160	16,988	16,661

Current maturities of long-term debt	4	5	1,434

Long-term debt	6,348	4,584	3,475
Derivative and other long-term financial liabilities	1,103	1,507	1,037
Total long-term financial liabilities	7,451	6,091	4,512

Future income taxes	1,255	1,048	1,077

Non-controlling interests	23	26	24

Common equity	7,182	6,926	7,048

(1)  Including net-cash settlement feature expense of $169 million in 2007.

(2)  Common Shares and Non-Voting Shares.

Changes over the three years include:

•      Revenues increased in 2008 and 2007 due to growth in wireless services and wireline data services, with wireline including two acquisitions in January 2008. Wireless revenues and wireline data revenues represent approximately 69% of consolidated revenues in 2008, as compared to 67% in 2007 and 63% in 2006;

•      Total operating expenses include increased amortization of intangible assets in 2007 and 2008, which is primarily from implementation of converged billing and client care software supporting residential customers in Alberta and B.C., as well as amortization of software from the acquisition of Emergis in January 2008. Acquisitions in January 2008 contributed to the increase in operations expense in that year. In 2007, the introduction of a net-cash settlement feature for share option awards granted prior to 2005 increased operations expense by $169 million;

•      Financing costs and other expenses include varying amounts of interest income; and

•      Net income included significant favourable income tax-related adjustments, resulting from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest. The amounts were approximately $49 million (15 cents per share) in 2008, $257 million (78 cents per share) in 2007 and $171 million (50 cents per share) in 2006.

5.2 Quarterly results summary and fourth quarter recap

($ in millions, except per share amounts)	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1

Operating revenues	2,454	2,450	2,399	2,350	2,330	2,310	2,228	2,206
Operations expense (1)	1,479	1,465	1,477	1,394	1,371	1,317	1,340	1,437
Restructuring costs	38	10	4	7	6	6	3	5
EBITDA (2)	937	975	918	949	953	987	885	764
Depreciation	351	344	343	346	386	333	318	318
Amortization of intangible assets	84	92	77	76	68	70	73	49
Operating income	502	539	498	527	499	584	494	397
Other expense (income)	11	6	2	17	6	8	18	4
Financing costs	118	122	114	109	109	86	127	118
Income before income taxes and non-controlling interest	373	411	382	401	384	490	349	275
Income taxes (recovery)	88	125	114	109	(19)	79	94	79
Non-controlling interests	—	1	1	1	3	1	2	1
Net income	285	285	267	291	400	410	253	195
Income per Common Share and	0.90	0.89	0.83	0.90	1.23	1.24	0.76	0.58
Non-Voting Share - basic
- diluted	0.89	0.89	0.83	0.90	1.22	1.23	0.75	0.57
Dividends declared per Common Share and Non-Voting Share	0.475	0.45	0.45	0.45	0.45	0.375	0.375	0.375

(1) Includes net-cash settlement feature expense (recovery):	—	—	—	—	1	(7)	1	174
(2) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend continues to reflect both growth in wireless network revenues generated from an increasing subscriber base, as well as strong growth in wireline data revenue, which includes new revenues from two January 2008 acquisitions. In 2008, wireless average revenue per subscriber unit per month (ARPU) decreased by 1% from 2007, as declining voice ARPU more than offset strong growth in data ARPU. The voice ARPU decline reflects pricing competition, increased use of in-bucket or included-minute service plans, and the recent launch of the postpaid basic brand. TELUS’ Mike service has a significant exposure to the transport, construction, automotive and oil and gas sectors, which have been affected by the economic downturn in 2008, resulting in a weakening in Mike ARPU, particularly later in the year.

Prior to 2008, wireline data revenue growth was fully offset by declining wireline voice local and long distance revenues, due to substitution for wireless and Internet services, as well as competition from VoIP service providers, resellers and facilities-based competitors. Residential network access line losses continue at recent run rate levels, as TELUS’ main cable-TV competitor expanded its product offerings, competitive pricing and coverage. Partially offsetting the residential line losses were continued gains in business network access lines.

Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, resulting in lower fourth quarter wireless EBITDA. The third quarter is becoming more significant as well, with back-to-school offers. Historically, there was a less pronounced fourth quarter seasonal effect for wireline high-speed Internet subscriber additions and related costs, which is no longer significant.

Starting in 2008, consolidated Operations expense includes expenses from two January acquisitions. Beginning with the first quarter of 2007, Operations expenses include expenses or recoveries for introducing a net-cash settlement feature for share option awards granted prior to 2005.

Depreciation expense increased beginning in the second half of 2007 with a reduction in estimated useful service lives for certain circuit switching, network management and other assets in the third and fourth quarters of 2007 and first quarter of 2008.

Amortization of intangible assets in the fourth quarter of 2008 and first quarter of 2007 is net of investment tax credits of $6 million and $5 million, respectively. The investment tax credits were each applied following a determination of eligibility by a government tax authority and relate to assets capitalized in prior years that are now fully amortized. Amortization increased by $18 million beginning in the second quarter of 2007 from a major new wireline billing and client care platform put into service for Alberta residential customers in March 2007. The sequential increase in amortization of intangible assets in the first quarter of 2008 was due mainly to acquisitions. Implementation of the new phase of the billing platform for B.C. residential customers in mid-July 2008 increased amortization in the third quarter of 2008 by $5 million and an additional $3 million in the fourth quarter of 2008.

Financing costs shown in the preceding table are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters, particularly in the third quarter of 2007. Interest expenses had been trending lower due primarily to a lower effective interest rate from financing activities in the first half of 2007 and April 2008. An increase in interest expenses in the third and fourth quarters of 2008 resulted from a higher debt balance that helped fund January acquisitions and the payment for advanced wireless services spectrum licences.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. EPS has been positively impacted by decreased shares outstanding from ongoing share repurchases.

Income tax-related adjustments ($ in millions, except EPS amounts)	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1

Approximate Net income impact	32	—	—	17	143	93	17	4
Approximate EPS impact	0.10	—	—	0.05	0.44	0.28	0.05	0.01
Approximate basic EPS excluding tax-related impacts	0.80	0.89	0.83	0.85	0.79	0.96	0.71	0.57

In addition to income tax-related adjustments, unfavourable adjustments for sales tax reassessments for prior years were recorded in the third quarter of 2008 and second quarter of 2007. The after-tax adjustments were approximately $8 million (two cents per share) in the third quarter of 2008, and approximately $7 million (two cents per share) in the second quarter of 2007.

Fourth quarter

Management’s review of operations contained in TELUS’ fourth quarter news release on February 13, 2009, discussed fourth quarter results in more detail. The following summarizes changes in the fourth quarter operating results in 2008, as compared to 2007.

Operating revenues increased by $124 million, or 5%, in the fourth quarter of 2008 when compared to the same period in 2007 as a result of 7% growth in wireless revenue and 4% growth in wireline revenue. Operating income adjusted to exclude the net-cash settlement feature increased by $2 million in the fourth quarter of 2008 when compared to 2007, primarily due to lower depreciation expenses, net of $17 million lower wireline EBITDA (as adjusted) and increased amortization of software assets. Income before income taxes (as adjusted) decreased by $12 million in the fourth quarter of 2008 when compared to 2007 due to lower operating income (as adjusted) and higher net financing costs.

Net income decreased by $115 million or 33 cents per share (basic) in the fourth quarter of 2008, when compared to the same period in 2007. The decrease included lower net income tax recoveries and related interest of $111 million (34 cents per share). Net income before income tax-related adjustments decreased by $4 million.

Net income changes ($ millions)	Fourth quarters ended December 31

Net income in 2007	400
Deduct favourable income tax-related adjustments in 2007	(143)
257
Tax-effected changes:
Lower net-cash settlement feature expense	1
Lower EBITDA as adjusted (1)	(12)
Lower depreciation and amortization (1), excluding investment tax credits	9
Interest expenses (1)	(8)
Other	6
253
Favourable income tax-related adjustments in 2008	32
Net income in 2008	285

(1)  For the purposes of this presentation, the 2008 blended statutory tax rate was used.

Cash provided by operating activities decreased by $71 million in the fourth quarter of 2008 when compared to 2007, primarily due to lower recoveries of income taxes and related interest, partly offset by an increase in proceeds from securitized accounts receivable. Cash used by investing activities increased by $171 million in the fourth quarter of 2008 when compared to 2007, primarily due to higher capital expenditures.

Net cash used by financing activities decreased by $191 million in the fourth quarter of 2008 when compared to the same period in 2007, as fewer shares were repurchased under NCIB programs and the dividend for the fourth quarter of 2008 was remitted on the January 2, 2009 payment date (while the dividend for the fourth quarter of 2007 was remitted on December 31, 2007 for the January 1, 2008 payment date).

5.3 Consolidated results from operations

($ in millions, except EBITDA margin and	Years ended December 31
employees)	2008	2007	Change

Operating revenues	9,653	9,074	6.4%
Operations expense	5,815	5,465	6.4%
Restructuring costs	59	20	195%
EBITDA (1)	3,779	3,589	5.3%
Depreciation	1,384	1,355	2.1%
Amortization of intangible assets	329	260	27%
Operating income	2,066	1,974	4.7%

Operations expense (as adjusted) (2)	5,815	5,296	9.8%
EBITDA (as adjusted) (2)	3,779	3,758	0.6%
Operating income (as adjusted) (2)	2,066	2,143	(3.6)%

EBITDA margin (%) (3)	39.1	39.6	(0.5	)pts
EBITDA margin (as adjusted) (%) (3)	39.1	41.4	(2.3	)pts

Total full-time equivalent (FTE) employees	35,900	33,400	7.5%

(1)	EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
(2)	Excluding net-cash settlement feature expense of $169 million in 2007.
(3)	EBITDA or EBITDA (as adjusted) divided by Operating revenues.

The following discussion is for the consolidated results of TELUS. Segmented discussion is provided in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Operating revenues increased by $579 million in 2008 when compared to 2007. Revenue and subscriber growth continued in 2008 in wireless operations and wireline data services. Wireline data revenue was also positively impacted by two acquisitions completed in January 2008. Voice long distance revenue continued to erode, while voice local revenue showed a year-over-year decrease due to the effects of local competition and technological substitution.

Operations expense

Operations expense for 2008 increased by $350 million when compared to 2007. Operations expense adjusted to exclude the net-cash settlement feature increased by $519 million. Wireline expense increases were due to acquisitions, increased cost of sales, and initial implementation costs for new wireline enterprise customers, partly offset by the absence of post-conversion expenses recorded in 2007 for a new Alberta wireline billing and client care platform. Wireless expenses increased to support the 10% year-over-year growth in the wireless subscriber base and 9% growth in wireless network revenue, and included support costs for growing data service adoption and start-up costs associated with the launch of the new Koodo brand. Expense increases in both segments were net of lower accrued year-end employee performance bonuses resulting from below plan operational performance. Full-time equivalent employees increased by 2,500, mainly due to an increase of 1,300 wireline staff in business process outsourcing services for customers, and 1,100 from the January acquisition of Emergis, net of a reduction of 400 in other wireline operations. Wireless FTE employees increased by 500 to support its subscriber growth.

TELUS’ defined benefit pension plan net amortization did not change significantly in 2008. In 2009, management expects the net expense for, and contributions to, defined benefits plans to increase. See assumptions for 2009 in Section 1.5 Financial and operating targets for 2009. Bad debt expense increased by $28 million in 2008, due to growing and broadening subscriber bases.

Restructuring costs

Restructuring costs increased by $39 million in 2008 when compared to 2007. Restructuring expenses in 2008 were in respect of approximately 35 efficiency initiatives, which included a reorganization of three enabling business units (Technology strategy, Network operations, and Business transformation) into two integrated teams, redirection of resources to growing parts of the business, optimization of layers of management and spans of control to reduce staff, increased use of business process outsourcing, rationalization of products in low-value activities, re-alignment of sales forces, simplification of marketing strategies, and consolidation of vendor management. An expense between $50 million to $75 million is expected for efficiency initiatives in 2009.

EBITDA

Consolidated EBITDA increased by $190 million in 2008 when compared to 2007. Excluding the net-cash settlement feature, consolidated EBITDA (as adjusted) increased by $21 million, as a $75 million increase in wireless EBITDA (as adjusted) more than offset the $54 million decrease in wireline EBITDA (as adjusted).

Depreciation

Depreciation increased by $29 million in 2008 when compared to 2007. The increase resulted from a reduction in estimated useful service lives for certain digital circuit switching assets in 2008, partly offset by $67 million in accelerated depreciation recorded in 2007 to reflect a reduction in estimated useful service lives for certain digital remote circuit switching, network management and other assets.

Amortization of intangible assets

Amortization increased by $69 million in 2008 when compared to 2007. The increase included: (i) $51 million for January 2008 acquisitions (primarily software amortization); (ii) $13 million for the July 2008 implementation of the converged wireline billing and client care platform in B.C.; (iii) $19 million of additional amortization in 2008 arising from the Alberta implementation of the new wireline billing and client care platform put into service in March 2007; and (iv) net increases in other intangible assets subject to amortization. The increases were partly offset by lower amortization of wireless subscriber base assets, which are now fully amortized, as well as accelerated amortization in 2007 related to the discontinuation of AMP’D Mobile Canada services.

In addition, amortization was reduced through application of investment tax credits (ITCs) of $6 million in 2008 and $5 million in 2007. The ITCs were applied following determination of eligibility by the taxation authority, and were for assets capitalized in prior years that were fully amortized.

Amortization is expected to increase for the full year of 2009 as compared to 2008, mainly due to an additional seven months amortization for the B.C. phase of the converged wireline client care and billing platform. See Caution regarding forward-looking statements.

Annual testing for impairment of intangible assets with indefinite lives and goodwill was conducted in December. It was determined that there were no impairments. See Section 8.1 Critical accounting estimates — Capital assets and Goodwill.

Operating income

Operating income increased by $92 million in 2008 when compared to 2007. Operating income adjusted to exclude the net-cash settlement feature in 2007 decreased by $77 million, as increased depreciation and amortization more than offset higher EBITDA (as adjusted).

Other income statement items

Other expense, net	Years ended December 31
($ millions)	2008	2007	Change

	36	36	—%

Other expense includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations. Accounts receivable securitization expenses were $11 million in 2008 as compared to $21 million in 2007. The decrease reflected lower proceeds from securitized accounts receivable (see Section 7.6 Accounts receivable sale). Net losses on investments were $10 million in 2008. In 2007, a $12 million write-off of an equity investment in AMP’D Mobile, Inc. was largely offset by other net gains. In addition, approximately $4 million was recorded in 2007 for various costs of assessing whether to acquire BCE, which ultimately led to the decision to not bid for BCE. Charitable donations were $17 million in 2008 and $16 million in 2007.

Financing costs	Years ended December 31
($ millions)	2008	2007	Change

Interest on long-term debt, short-term obligations and other	481	464	3.7%
Foreign exchange (gains) losses	(1)	13	n.m.
Capitalized interest during construction	(3)	—	—
Interest income	(14)	(37)	62%
	463	440	5.2%

Interest expenses on long-term and short-term debt and other increased by $17 million in 2008 when compared to 2007, mainly due to a higher debt balance used to finance acquisitions and pay for AWS spectrum licences, partly offset by a lower effective interest rate. An adjustment recorded in 2007 for application of the effective rate method for issue costs required under CICA Handbook Section 3855 (recognition and measurement of financial instruments) also contributed to the increase in 2008.

Interest income decreased by $23 million in 2008 when compared to 2007, mainly due to lower interest from tax settlements and lower average temporary investment and bank balances in 2008.

Income taxes	Years ended December 31
($ millions)	2008	2007	Change

Basic blended federal and provincial tax at statutory income tax rates	486	503	(3.4)%
Revaluation of future income tax liability to reflect future statutory income tax rates	(41)	(177)	—
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(21)	(79)	—
Share option award compensation	6	(4)	—
Other	6	(10)	—
	436	233	87%

Blended federal and provincial statutory tax rates (%)	31.0	33.6	(2.6	)pts
Effective tax rates (%)	27.8	15.6	12.2	pts

Blended statutory income taxes decreased in 2008 due to lower blended statutory tax rates, partly offset by the 5% increase in income before taxes. A 1% reduction in B.C. provincial income tax rates beginning July 1, 2008 was substantively enacted in the first quarter of 2008. Previous reductions to federal income tax rates for 2008 to 2012 were enacted in 2007. The effective tax rates in both years were lower than the statutory tax rates due to revaluations of future income tax liabilities resulting from enacted reductions to future provincial and federal income tax rates, future tax rates being applied to temporary differences, and reassessments of prior years’ tax matters.

Income tax instalment payments were $14 million in 2008 ($10 million net of tax refunds received). Based on the assumption of the continuation of the rate of the Company’s earnings, the existing legal entity structure, and no substantive changes to tax regulations, TELUS expects net income tax payments to increase substantially in 2009, in respect of final 2008 tax year remittances and 2009 instalments. See Section 1.5 Financial and operating targets for 2009.

Non-controlling interests	Years ended December 31
($ millions)	2008	2007	Change

	3	7	(57)%

Non-controlling interests represents minority shareholders’ interests in small subsidiaries.

Comprehensive income

Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company’s specific instance, is primarily to include changes in shareholders’ equity arising from unrealized changes in the fair values of financial instruments. The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.

5.4 Wireline segment results

Operating revenues — wireline segment	Years ended December 31
($ millions)	2008	2007	Change

Voice local	1,973	2,064	(4.4)%
Voice long distance (1)	700	715	(2.1)%
Data (2)	2,072	1,772	17%
Other	276	259	6.6%
External operating revenue (3)	5,021	4,810	4.4%
Intersegment revenue	131	114	15%
Total operating revenues(3)	5,152	4,924	4.6%

(1)	Voice long distance revenue decreased by 4% in 2008 when the impact of a second quarter 2007 adjustment, associated with the Alberta billing system conversion, is excluded.
(2)

Data revenue increased by approximately 6% in 2008, when revenues from acquisitions are excluded from 2008 and the impact of mandated retroactive competitor price reductions are excluded from both years.

(3)	External and total operating revenue growth was essentially flat in 2008, when excluding revenues from acquisitions and regulatory adjustments.

Wireline segment revenues increased by $228 million in 2008 when compared to 2007, due to the following:

•      Voice local revenue decreased by $91 million. The decrease was mainly due to: (i) lower revenues from basic access and optional enhanced services caused by increased competition for residential subscribers and consequent decline in local residential access lines, offset in part by growth in business local services and access lines; and (ii) lower recoveries from the price cap deferral account.

The 2007 deferral account recovery of approximately $14.5 million included previously incurred amounts associated with mandated local number portability and start-up costs, and it offset unfavourable mandated retroactive rate adjustments in the same period for basic data revenue pursuant to two CRTC regulatory decisions (see the discussion for wireline data revenue below).

Network access lines (NALs)	As at December 31
(000s)	2008	2007	Change

Residential NALs	2,402	2,596	(7.5)%
Business NALs	1,844	1,808	2.0%
Total NALs	4,246	4,404	(3.6)%

	Years ended December 31
(000s)	2008	2007	Change

Change in residential NALs	(194)	(179)	(8.4)%
Change in business NALs	36	35	2.9%
Change in total NALs	(158)	(144)	(9.7)%

Residential line losses reflect the effect of increased competition from resellers and VoIP competitors (including cable-TV companies), as well as technological substitution to wireless services. The increase in business lines was experienced in Ontario and Quebec urban areas.

•      Voice long distance revenues decreased by $15 million in 2008 when compared to 2007. The decrease was partly offset by a $13 million negative one-time adjustment in the second quarter of 2007, associated with implementation of a new billing platform for Alberta residential customers. Excluding the one-time adjustment in 2007, revenue decreased by $28 million, due mainly to lower average per-minute rates resulting from industry-wide price competition and a lower base of residential subscribers, partly offset by higher minute volumes.

•      Wireline data revenues increased by $300 million in 2008 when compared to 2007. Data revenue increased primarily due to: (i) revenues from two acquisitions in January 2008; (ii) increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers; (iii) increased broadcast, videoconferencing and data equipment sales; (iv) mandatory retroactive rate reductions recorded in 2007 (as noted in the next paragraph); and (v) increased provision of digital entertainment services to consumers in urban incumbent markets. The underlying growth in 2008, absent acquisitions and regulatory adjustments, was approximately 6%.

Pursuant to CRTC Decision 2007-6 (relating to digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges), retroactive rate reductions totalling approximately $11 million in basic data services revenues were recorded in the first quarter of 2007.

Internet subscribers	As at December 31
(000s)	2008	2007	Change

High-speed Internet subscribers	1,096	1,020	7.5%
Dial-up Internet subscribers	124	155	(20)%
Total Internet subscribers	1,220	1,175	3.8%

	Years ended December 31
(000s)	2008	2007	Change

High-speed Internet net additions	76	103	(26)%
Dial-up Internet net reductions	(31)	(39)	21%
Total Internet subscriber net additions	45	64	(30)%

High-speed Internet subscriber net additions were lower in 2008 when compared to the same period in 2007, due to a maturing market and a cable-TV competitor’s expanded product offerings.

•      Other revenue increased by $17 million in 2008 when compared to 2007. The increase was due primarily to higher voice equipment sales, net of 2007 recoveries for quality of service rate rebates following CRTC decisions that clarified the application of such rebate rules to TELUS.

•      Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment	Years ended December 31
($ millions, except employees)	2008	2007	Change

Salaries, benefits and other employee-related costs, before net-cash settlement feature	1,853	1,729	7.2%
Net-cash settlement feature expense	—	145	(100)%
Other operations expenses	1,474	1,348	9.3%
Operations expense	3,327	3,222	3.3%
Restructuring costs	51	19	168%
Total operating expenses	3,378	3,241	4.2%

Operations expense (as adjusted) (1)	3,327	3,077	8.1%
Total operating expenses (as adjusted) (1) (2)	3,378	3,096	9.1%

Wireline FTE employees (3)	27,700	25,700	7.8%

(1)	Excluding net-cash settlement feature expense.
(2)	Total operating expenses (as adjusted), excluding acquisitions in 2008, increased by approximately 4%.
(3)

FTE employees include TELUS International FTE employees (8,000 in 2008 and 6,700 in 2007) and Emergis FTE employees (1,100 in 2008 as a result of the January acquisition). Excluding TELUS International and Emergis FTEs, the change was a reduction of 400 or 2.1%.

Total operating expenses excluding the net-cash settlement feature expense increased by $282 million in 2008 when compared to 2007, mainly due to acquisitions, increased cost of sales, base compensation increases in the first quarter, and initial costs incurred to implement services for new enterprise customers. These increases were partly offset by a reduction of year-end employee performance bonuses in the fourth quarter reflecting below plan operational performance, and absence in 2008 of billing system post-conversion expenses recorded in the second and third quarters of 2007. The 2007 system post-conversion expenses totalled $24 million for temporary labour to perform system fixes and maintain service levels after implementation of the wireline billing and client care platform in Alberta.

•      Salaries, benefits and employee-related costs increased by $124 million in 2008 when compared to 2007. The increase resulted from Emergis operations acquired in January 2008 and implementation of new services for enterprise customers, as well as base compensation increases earlier in the year, partly offset by a reduction of year-end employee performance bonuses in the fourth quarter, as well as efficiency initiatives targeting discretionary employee-related expenses such as travel in the latter part of the year.

•      Other operations expenses increased by $126 million in 2008 when compared to 2007. The increase was due to: (i) higher costs of sales for increased data equipment sales with lower margins; (ii) expenses in acquired companies; (iii) higher costs for the provision of digital entertainment services; (iv) higher U.S. and international transit and termination costs in the fourth quarter due to a lower Canadian dollar; and (v) higher off-net facility costs to support new enterprise customers. These increases were partly offset by higher capitalized labour and lower advertising and promotional costs. Capitalized labour costs increased in parallel with higher wireline capital expenditures. Due to a successful conversion of B.C. residential subscribers to the converged wireline billing platform in 2008, conversion costs did not have the extra system post-conversion expenses required in 2007 for implementing the wireline billing and client care platform in Alberta.

•      Restructuring costs increased by $32 million in 2008 when compared to 2007 and were for a number of initiatives under the Company’s competitive efficiency program.

EBITDA ($ millions) and EBITDA margin (%)	Years ended December 31
wireline segment	2008	2007	Change

EBITDA	1,774	1,683	5.4%
EBITDA (as adjusted) (1) (2)	1,774	1,828	(3.0)%
EBITDA margin	34.4	34.2	0.2	pts
EBITDA margin (as adjusted)	34.4	37.1	(2.7	)pts

(1)    Excluding net-cash settlement feature expense of $145 million in 2007.

(2)    EBITDA (as adjusted), excluding acquisitions in 2008, decreased by approximately 5%.

Wireline segment EBITDA increased by $91 million in 2008 when compared to 2007, mainly due to the net-cash settlement feature expense recorded in 2007. Wireline EBITDA (as adjusted) decreased by $54 million due to increased restructuring charges, lower margins on increased data equipment sales, initial costs to implement services for new enterprise customers, and higher costs for the provision of digital entertainment services.

The EBITDA margin increase for 2008 resulted mainly from the significant net-cash settlement feature expense recorded in 2007. EBITDA margin (as adjusted) decreased due to early stage expenses for implementing large complex deals, as well as lower incremental margins on growing data services and higher restructuring charges.

5.5 Wireless segment results

Operating revenues — wireless segment	Years ended December 31
($ millions)	2008	2007	Change

Network revenue	4,369	4,008	9.0%
Equipment revenue	263	256	2.7%
External operating revenue	4,632	4,264	8.6%
Intersegment revenue	28	27	3.7%
Total operating revenues	4,660	4,291	8.6%

Key wireless operating indicators	As at December 31
(000s)	2008	2007	Change

Subscribers — postpaid	4,922	4,441	11%
Subscribers — prepaid	1,207	1,127	7.1%
Subscribers — total	6,129	5,568	10%

Proportion of subscriber base that is postpaid (%)	80.3	79.8	0.5	pts
Digital POPs(1) covered (millions)(2)	32.6	31.6	3.2%

	Years ended December 31
	2008	2007	Change

Subscriber gross additions — postpaid	1,062	850	25%
Subscriber gross additions — prepaid	593	584	1.5%
Subscriber gross additions — total	1,655	1,434	15%

Subscriber net additions — postpaid	481	365	32%
Subscriber net additions — prepaid	80	150	(47)%
Subscriber net additions — total (3)	561	515	8.9%

Subscriber net additions — total adjusted (3)	588	515	14%

ARPU ($) (4)	62.73	63.56	(1.3)%

Churn, per month (%)(3)(4)	1.57	1.45	0.12	pts
Adjusted churn, per month (%)(3)	1.52	1.45	0.07	pts

COA (5) per gross subscriber addition ($) (4)	346	395	(12)%
Average minutes of use per subscriber per month (MOU)	411	404	1.7%

EBITDA (as adjusted) (6) to network revenue (%)	45.9	48.2	(2.3	)pts
Retention spend to network revenue (4) (%)	9.1	7.6	1.5	pts
EBITDA (as adjusted) excluding COA (4) ($millions)	2,579	2,495	3.4%

pts —	percentage points

(1)	POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
(2)

Including roaming/resale agreements. At December 31, 2008, TELUS’ wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Canada.

(3)

Net additions and blended churn for 2008 include the impact of TELUS’ analog network turndown on September 15, 2008. Adjusted subscriber net additions and churn exclude the impact of 27,600 subscriber deactivations resulting from turning down the analog network.

(4)

See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.

(5)	Cost of acquisition.
(6)	Excluding net-cash settlement feature expense of $24 million in 2007.

Wireless segment revenues increased by $369 million in 2008 when compared to 2007, due to the following:

•      Network revenue increased by $361 million, due primarily to strong wireless data revenues and the 10% growth in the subscriber base over the past year. Wireless data revenues were $690 million in 2008, up 55% from 2007, and now represent 16% of network revenue (11% of network revenue in 2007). Growth in data revenues continues to reflect strength in text messaging (including incoming text messages) and smartphone service revenues driven by increased usage and features, data roaming, migration of existing subscribers to full-function smartphones and EVDO-capable handsets.

Blended ARPU of $62.73 in 2008 was down by $0.83 when compared to 2007, as competitive pressures on voice revenues and strong growth in the basic brand service were largely offset by growth in data services. Data ARPU in 2008 was $9.84, up $2.82 or 40% as compared to 2007. Voice ARPU was $52.89 in 2008, down $3.65 or 6.5% as compared to 2007. The decrease in voice ARPU was due to pricing competition, lower Mike service ARPU, increased use of included-minute rate plans, penetration of the new basic brand service, and lower voice roaming revenue. This was partially offset by strong feature upsell, including long distance and calling packages. Lower volume non-push-to-talk-centric Mike subscribers continue to be actively migrated to PCS smartphones for the enhanced data applications, contributing to future revenue growth opportunities.

Gross and net subscriber additions in 2008 include the results of TELUS’ postpaid basic brand first launched in March 2008. Consistent with industry practice, the Company does not break out the results for this service for competitive reasons. Despite softening economic conditions, gross subscriber additions in 2008 were a TELUS record 1.66 million, up 15% when compared to 2007. The proportion of postpaid gross additions for 2008 was 64%, up five percentage points when compared to 2007.

Net additions in 2008 (excluding deactivation of analog subscribers) were 588,000, up 14% from 2007, and included 86% postpaid subscribers, up from 71% postpaid subscribers in 2007.

Blended churn (excluding deactivation of analog subscribers) for the full year of 2008 was 1.52%, increasing from 1.45% in 2007. The increase reflected greater competitive intensity, including the impact of higher prepaid churn, in part due to the growth of basic postpaid brands in the market. The blended churn rate including deactivation of analog subscribers was 1.57% in the full year of 2008.

•      Equipment sales, rental and service revenue increased by $7 million in 2008 when compared to 2007. Equipment sales increased due to higher gross subscriber additions and retention volumes, which were partly offset by lower per-unit revenues. Lower per-unit revenues were due to increased promotional activity driving smartphone adoption, including lower industry-wide smartphone pricing and penetration of the Koodo brand.

•      Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses — wireless segment	Years ended December 31
($ millions, except employees)	2008	2007	Change

Equipment sales expenses	720	656	9.8%
Network operating expenses	603	514	17%
Marketing expenses	470	439	7.1%
General and administration expenses	854	775	10%
Operations expense	2,647	2,384	11%
Restructuring costs	8	1	n.m.
Total operating expenses	2,655	2,385	11%

Operations expense (as adjusted) (1)	2,647	2,360	12%
Total operating expenses (as adjusted) (1)	2,655	2,361	12%

Wireless FTE employees	8,200	7,700	6.5%

(1)    Excluding net-cash settlement feature expense of $24 million in 2007.

Wireless segment total operating expenses increased by $270 million in 2008 when compared to 2007. Total operating expenses adjusted to exclude the net-cash settlement feature increased by $294 million to promote, acquire, support and retain the 10% and 9% year-over-year growth in the subscriber base and Network revenue, respectively.

•      Equipment sales expenses increased by $64 million in 2008 when compared to 2007. Higher combined gross subscriber additions and retention volumes, including smartphone activity, were partially offset by lower smartphone per-unit costs and sales of the Koodo service.

•      Network operating expenses increased by $89 million in 2008 when compared to 2007. In addition to supporting the larger subscriber base, the increase was principally in support of the 55% growth in data revenues and was primarily volume in nature, as increased usage and smartphone adoption drove increases in roaming costs, revenue share to third parties and licensing costs to service providers.

•      Marketing expenses increased by $31 million in 2008 when compared to 2007. The increase was primarily due to higher advertising in support of the 15% increase in gross subscriber additions, the introduction of a new brand, and the fourth quarter launch of the BlackBerry Storm, which had delayed deliveries that negatively impacted gross subscriber additions and COA.

COA per gross subscriber addition decreased by $49 or 12% for 2008, when compared to 2007, due to the mix in gross subscriber loading towards lower variable cost channels and efficiency in marketing spend, partly offset by higher subsidies on smartphones in response to competitor pricing, and handset inventory valuation adjustments.

Retention costs as a percentage of network revenue were 9.1% in 2008 as compared to 7.6% for 2007. The increase in retention costs was due primarily to continued handset upgrades to full-function smartphones to support data revenue growth and the continued migration of non-push-to-talk-centric Mike service clients to PCS postpaid services.

•      General and administration expenses increased by $79 million in 2008 when compared to 2007. General and administration expenses adjusted to exclude the net-cash settlement feature increased by $103 million, due to higher costs associated with restructuring efforts, contracted labour costs to support data products and service offerings, growth in the subscriber base, expansion of company-owned retail stores and Koodo outlets, and an increase in bad debt expense. These increases were partly offset by a reduction of year-end employee performance bonuses in the fourth quarter from below plan operational performance, as well as efficiency initiatives targeting discretionary employee-related expenses such as travel in the latter part of the year.

•      Restructuring costs included several initiatives under the Company’s competitive efficiency program.

Wireless segment	Years ended December 31
EBITDA ($ millions) and EBITDA margin (%)	2008	2007	Change

EBITDA	2,005	1,906	5.2%
EBITDA (as adjusted) (1)	2,005	1,930	3.9%
EBITDA margin	43.0	44.4	(1.4	)pts
EBITDA margin (as adjusted)	43.0	45.0	(2.0	)pts

(1)    Excluding net-cash settlement feature expense of $24 million in 2007.

Wireless segment EBITDA increased by $99 million in 2008 when compared to 2007, while wireless EBITDA adjusted to exclude the net-cash settlement feature increased by $75 million. The increase in EBITDA (as adjusted) was due to higher Network revenue offset by increased COA expenses (associated with higher gross loading), higher retention spend (continued smartphone and voice upgrades), and increased network costs related to data usage and outbound roaming activities, as well as higher general and administrative costs to support business growth.

EBITDA margin (as adjusted) decreased mainly due to lower incremental margins on growing data service adoption and higher retention expenses.

6.     Changes in financial position

Changes in the Consolidated statements of financial position for the year ended December 31, 2008, are as follows:

	As at December 31
($ millions)	2008	2007	Changes		Explanation of the change

Current Assets
Cash and temporary investments, net	4	20	(16)	(80)%	See Section 7: Liquidity and capital resources
Short-term investments	—	42	(42)	(100)%	Liquidation of short-term investments in the second quarter
Accounts receivable	966	711	255	36%

Mainly due to a $200 million reduction in proceeds from securitized accounts receivable and increases related to higher revenues and acquisitions, partly offset by a faster accounts receivable turnover (approximately 48 days versus 49 days) and increased provisions for bad debts

Income and other taxes receivable	25	121	(96)	(79)%	Most jurisdictions moved into a liability position with the current income tax expense recorded in 2008
Inventories	333	243	90	37%

Primarily receipt of new wireless handset models for new product launches and dealers accepting lower volumes in the fourth quarter of 2008, as well as a separate line of handsets for the new basic wireless brand

Prepaid expenses and other	220	200	20	10%	Mainly an increase in deferred wireless customer activation and connection fees associated with subscriber growth
Derivative assets	10	4	6	150%	Fair value adjustments to foreign exchange hedges, restricted share units and other operational hedges

Current Liabilities
Accounts payable and accrued liabilities	1,465	1,476	(11)	(1)%	Includes lower accrued payroll costs from seven fewer year-end payroll days outstanding, and a reduction in accrued employee performance bonuses, partly offset by increases from acquisitions
Income and other taxes payable	163	7	156	n.m.	Mainly due to current income tax expense booked during 2008 and income taxes payable from acquisitions, less instalments paid
Restructuring accounts payable and accrued liabilities	51	35	16	46%	New obligations in 2008 exceeded payments under previous and current programs
Dividends payable	151	—	151	n.m.	Dividends payable as at December 31, 2008 were remitted on the January 2, 2009 payment date. In 2007, dividends were remitted on December 31 for the January 1, 2008 payment date
Advance billings and customer deposits	689	632	57	9%

Includes an increase in billings for new enterprise customers and wireless postpaid subscriber growth, and higher wireless deferred customer activation and connection fees, net of a reduction in customer deposits

Current maturities of long-term debt	4	5	(1)	(20)%	Primarily a net decrease in capital leases
Current portion of derivative liabilities	75	27	48	178%	Fair value adjustments for share option, restricted share unit and operational hedges, net of options exercised or forfeited
Current portion of future income taxes	459	504	(45)	(9)%	A decrease in temporary differences for current assets and liabilities, as well as changes in partnership taxable income that will be allocated in the next 12 months

Working capital (1)	(1,499)	(1,345)	(154)	(11)%	Includes dividends payable at December 31, 2008, that were paid on January 2, 2009 and income taxes payable over the next 12 months, net of reduced securitization of accounts receivable.

(1) Current assets subtracting Current liabilities – an indicator of the ability to finance current operations and meet obligations as they fall due.

Changes in financial position, continued from the previous page.

	As at December 31
($ millions)	2008	2007	Changes		Explanation of the change

Capital Assets, Net	12,483	11,122	1,361	12%

Includes $882 million for AWS spectrum licences acquired in Industry Canada’s 2008 auction, $326 million for acquired software, customer contracts and related customer relationships and other capital assets, as well as capital expenditures net of depreciation and amortization. See Section 5.3 Consolidated results from operations – Depreciation, Amortization of intangible assets, as well as Section 7.2 Cash used by investing activities

Other Assets
Deferred charges	1,513	1,318	195	15%	Primarily related to pension plan funding, favourable cumulative returns on plan assets to the end of 2007 and continued amortization of transitional pension assets
Investments	42	39	3	8%

Purchases, revaluations and sales of small investments, net of the value of Emergis shares purchased in the open market in December 2007 that were exchanged at the close of acquisition in January 2008, as well as the sale of a minority stake in Hostopia

Goodwill	3,564	3,168	396	13%	Primarily the January 2008 acquisition of Emergis

Long-Term Debt	6,348	4,584	1,764	38%

Includes the April 2008 publicly issued $500 million, seven-year Notes, and draws of $980 million from the 2012 credit facility, partly offset by a reduction of $155 million in issued commercial paper. Also included is a $436 million increase in the Canadian dollar value of the 2011 U.S. dollar Notes, which is largely offset by a lower derivative liability (see Other Long-Term Liabilities)

Other Long-Term Liabilities	1,295	1,718	(423)	(25)%	Primarily changes in U.S. dollar exchange rates and a fair value adjustment of the derivative liabilities associated with 2011 U.S. dollar Notes

Future Income Taxes	1,255	1,048	207	20%	An increase in temporary differences for long-term assets and liabilities, partly offset by lower tax rates being applied

Non-Controlling Interests	23	26	(3)	(12)%

Payment of dividends by a subsidiary to a non-controlling interest and an increase in the Company’s total effective economic interest in TELUS International Philippines Inc. from 97.4% to 100.0%, net of non-controlling interests’ share of earnings

Shareholders’ Equity
Common equity	7,182	6,926	256	4%	Primarily Net income of $1,128 million, less dividends declared of $584 million and NCIB purchases of $280 million

7.     Liquidity and capital resources

The Company’s capital management strategies and financing plan results and expectations, are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-investment in technology. In 2008, cash provided by operating activities was supplemented by financing activities as the Company made two strategic acquisitions in January (Emergis and Fastvibe) and acquired 59 spectrum licences in the AWS auction, which ended in July.

	Years ended December 31
($ millions)	2008	2007	Change

Cash provided by operating activities	2,819	3,172	(11)%
Cash (used) by investing activities	(3,433)	(1,772)	(94)%
Cash provided (used) by financing activities	598	(1,369)	n.m.
(Decrease) increase in cash and temporary investments, net	(16)	31	—
Cash and temporary investments, net, beginning of period	20	(11)	—
Cash and temporary investments, net, end of period	4	20	(75)%

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $353 million in 2008 when compared to 2007. Changes in 2008 include the following:

•      Changes in proceeds from securitized accounts receivable (which are included in non-cash working capital changes) contributed a $200 million reduction in cash flow for the full year. Specifically, proceeds were reduced by $200 million in 2008, as compared to no change in 2007. Utilized proceeds from securitized accounts receivable were lower in 2008 as other sources of funding were used. See Section 7.6 Accounts receivable sale;

•      EBITDA increased by $190 million as described in Section 5: Results from operations;

•      Share-based compensation expense in excess of payments decreased by $91 million due to recording of the net-cash settlement feature expense in 2007 and lower cash outflows resulting from fewer option exercises;

•      Contributions to employee defined benefit plans in excess of the net employee defined benefit plans recovery increased by $21 million. Net contributions are expected to increase in 2009. See assumptions in Section 1.5 Financial and operating targets for 2009;

•      Interest paid increased by $3 million in 2008 when compared to 2007, due to higher outstanding debt in 2008, partly offset by a lower effective interest rate in 2008 and repayment of forward starting interest rate swaps in 2007;

•      Interest received decreased by $39 million due mainly to receipt of interest on income tax refunds in 2007;

•      Income tax recoveries received net of instalments paid decreased by $133 million in 2008 when compared to 2007, as a result of larger settlements of income tax-related matters in 2007; and

•      Other changes in non-cash working capital, including (i) liquidation of short-term investments of $42 million in 2008 as compared to liquidations of $68 million in 2007, and (ii) increases in inventories, net of increases in advance billings and customer deposits in 2008.

7.2 Cash used by investing activities

Cash used by investing activities increased by $1,661 million in 2008 when compared to 2007. The increase was due to the $882 million payment for AWS spectrum licences, acquisitions totalling $696 million net of acquired cash, and increased capital expenditures.

Assets under construction were $682 million at December 31, 2008, up by $123 million from December 31, 2007, primarily reflecting a $110 million increase in property, plant and equipment under construction, including construction of the wireless HSPA network. Software intangible assets under construction increased by $13 million over the year, as expenditures in 2008 for the billing platform and other systems exceeded the transfer of $117 million to software subject to amortization resulting from implementation of the British Columbia phase of the converged wireline billing and client care platform in July.

Capital expenditures excluding AWS spectrum licences	Years ended December 31
($ millions)	2008	2007	Change

Wireline segment	1,311	1,219	7.5%
Wireless segment	548	551	(0.5)%
TELUS consolidated	1,859	1,770	5.0%

EBITDA (as adjusted) less capital expenditures (1)	1,920	1,988	(3.4)%

(1)    See Section 11.1 EBITDA for the calculation and description.

Capital expenditures in 2008 increased by $89 million when compared to 2007, and were in line with targeted annual expenditures of approximately $1.9 billion.

•      Wireline segment capital expenditures increased by $92 million in 2008 when compared to 2007. The increase included investment to support high bandwidth services for business and residential customers, investment in healthcare and financial services solutions, and upfront expenditures to support new enterprise customers, partly offset by lower demand in 2008 for network access builds resulting from more moderate residential construction activity in B.C. and Alberta. Wireline cash flow (EBITDA as adjusted less capital expenditures) was $463 million in 2008, a decrease of 24% when compared to 2007. The decrease reflects higher capital expenditure levels and lower EBITDA (as adjusted).

•      Wireless segment capital expenditures decreased by $3 million in 2008 when compared to 2007. Expenditures in 2008 were relatively flat compared to 2007, as new spending on the HSPA network build in 2008 was offset by lower expenditures for the CDMA wireless network (including the EVDO RevA data network roll-out). Wireless cash flow (EBITDA as adjusted less capital expenditures) was $1,457 million in 2008, an increase of 6% when compared to 2007.

Payment for AWS spectrum licences	Years ended December 31
($ millions)	2008	2007	Change

Capital expenditures for AWS spectrum licences	882	—	—

EBITDA (as adjusted) less capital expenditures and payment for AWS spectrum licences (1)	1,038	1,988	(48)%

(1)    See Section 11.1 EBITDA for the calculation and description.

The Company acquired 59 licences in Industry Canada’s AWS spectrum auction that concluded in July for $880 million plus auction process charges of $2 million. The amount of successful bids was paid through a combination of drawing on credit facilities and utilization of cash on hand. Industry Canada advised the Company that it had met eligibility conditions of the AWS spectrum licences effective December 31, 2008. The licences are now classified as intangible assets with indefinite lives. In 2008, EBITDA (as adjusted) less capital expenditures and payment for the AWS spectrum licences decreased by $950 million. Wireless cash flow in 2008, including payment for AWS spectrum, was $575 million, down 58% from 2007.

Capital intensity (1)	Years ended December 31
(in %)	2008	2007	Change

Capital expenditure intensity	19	20	(1	)pt
Capital expenditure intensity, including payment for AWS spectrum licences in 2008	28	20	8	pts

(1)    Capital intensity is the measure of capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

TELUS’ capital expenditure intensity ratio in 2008, excluding payment for spectrum licences, reflects intensity levels of 25% for wireline and 12% for wireless, consistent with intensity levels of 25% and 13%, respectively, in 2007. Payment for AWS spectrum licences in 2008 temporarily increased TELUS’ overall capital intensity ratio to 28% and the wireless capital intensity ratio to 31%.

7.3 Cash provided (used) by financing activities

Net cash provided by financing activities was $598 million in 2008. This compares to net cash used by financing activities of $1,369 million in 2007.

•      Cash dividends paid to shareholders in 2008 were $433 million in 2008 as compared to $521 million in 2007. The decrease in dividend payments resulted from different remittance dates for dividends declared in the fourth quarter of 2008 and 2007. The fourth quarter dividend for 2008 was remitted on the January 2, 2009 payment date, while the fourth quarter dividend for 2007 was remitted on December 31, 2007 for the January 1, 2008 payment date. Otherwise, dividend payments in 2008 reflected higher quarterly declared dividend rates (see Section 5.2 Quarterly results summary), partly offset by lower shares outstanding from NCIB share repurchase programs.

•      The Company purchased 34% of the maximum 20 million shares allowed under the fourth NCIB program that ended December 19, 2008. Purchases of shares under NCIB programs decreased by $470 million in 2008 when compared to 2007, as fewer shares were repurchased at a lower average price.

The Company renewed its NCIB program, which has been in place since December 2004. The renewed program (Program 5) came into effect on December 23, 2008 and is set to expire on December 22, 2009. The maximum number of shares that may be purchased under Program 5 is four million Common Shares and four million Non-Voting Shares. Daily purchases under Program 5 may not exceed 462,444 Common Shares and 254,762 Non-Voting Shares until March 31, 2009, and thereafter may not exceed 231,222 Common Shares and 127,381 Non-Voting Shares. The shares are to be purchased on the Toronto Stock Exchange (TSX) and all repurchased shares will be cancelled. Investors may obtain a copy of the notice filed with the TSX without charge by contacting TELUS Investor Relations.

Shares repurchased for cancellation under normal course issuer bid programs

	Shares repurchased			Purchase cost ($ millions)
	Common Shares	Non-Voting Shares	Total	Charged to Share capital (1)	Charged to Retained earnings(2)	Paid
2007
Program 3 ended Dec. 19	2,904,900	10,571,800	13,476,700	264	480	744
Program 4 beginning Dec. 20	—	134,200	134,200	3	3	6
	2,904,900	10,706,000	13,610,900	267	483	750
2008
Program 4 ended Dec. 19	950,300	5,810,400	6,760,700	137	143	280
Program 5 beginning Dec. 23	—	—	—	—	—	—
	950,300	5,810,400	6,760,700	137	143	280

(1)    Represents the book value of shares repurchased.

(2)    Represents the cost in excess of the book value of shares repurchased.

Long-term debt issues net of redemptions and repayments were $1,316 million in 2008, resulting from the following:

•      In April 2008, the Company publicly issued $500 million 5.95%, Series CE Notes at a price of $998.97 per $1,000 of principal. The Notes mature in April 2015. The net proceeds of the offering were used for general corporate purposes, including repayment of amounts under the 2012 revolving credit facility, and to refinance short-term financing sources, which had been utilized in January for purchase of the then issued and outstanding Emergis common shares for $743 million. The Series CE Notes require that the Company make an offer to repurchase the Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

•      On August 6, 2008, the Board of Directors approved an increase in the authorized commercial paper program from $800 million to $1.2 billion.

•      Amounts drawn on the 2012 bank facility increased to $980 million at December 31, 2008 from $nil one year earlier, while commercial paper issues decreased by $155 million during the year.

During the first quarter of 2008, the Company increased utilization of the 2012 bank facility from $nil to $321 million and increased commercial paper issues by $213 million for general corporate purposes, including acquisitions in January. During the second quarter of 2008, the Company reduced the amount drawn on the 2012 bank facility to $162 million. Utilized bank facilities increased to $430 million during the third quarter to help pay for the AWS spectrum licences. In the fourth quarter, amounts drawn on the 2012 facility increased by $550 million, offsetting a reduction in outstanding commercial paper. Commercial paper outstanding was $432 million at December 31, 2008, as compared to $968 million at September 30, $800 million at June 30 and March 31, and $587 million at December 31, 2007.

In comparison, debt financing activities in 2007 included the March issue of Series CC and CD Notes totalling $1 billion, establishment of a commercial paper program in May, and repayment of approximately $1.5 billion of Notes matured in June. These activities contributed to a lower effective interest rate in subsequent periods.

For the anticipated requirements to meet long-term debt repayments, see TELUS’ 2009 financing and capital structure management plan in Section 4.3, as well as the Contractual obligations table in Section 7.8 – Commitments and contingent liabilities.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or years ended, December 31	2008	2007	Change

Components of debt and coverage ratios (1) ($ millions)

Net debt	7,286	6,141	1,145
Total capitalization – book value	14,621	13,197	1,424

EBITDA – excluding restructuring costs	3,838	3,609	229
Net interest cost	463	440	23

Debt ratios

Fixed-rate debt as a proportion of total indebtedness (%)	77	82	(5	)pts
Average term to maturity of debt (years)	4.0	5.3	(1.3)

Net debt to total capitalization (%) (1)	49.8	46.5	3.3	pts
Net debt to EBITDA – excluding restructuring costs (1)	1.9	1.7	0.2

Coverage ratios (1)

Interest coverage on long-term debt	4.3	4.2	0.1
EBITDA – excluding restructuring costs interest coverage	8.3	8.2	0.1

Other measures

Free cash flow ($ millions) (2)
- based on defined benefit plans net recovery	567	1,573	(1,006)
- based on defined benefit plans contributions	361	1,388	(1,027)

Dividend payout ratio of sustainable net earnings guideline – 45 to 55% (1)
Dividend payout ratio – actual earnings (%)	54	47	7	pts
Dividend payout ratio – actual earnings excluding income tax-related adjustments and net-cash settlement feature (%)	56	54	2	pts

(1)    See Section 11.4 Definitions of liquidity and capital resource measures.

(2)    See Section 11.2 Free cash flow for the definitions.

Net debt at December 31, 2008 increased from one year earlier mainly due to the $500 million debt issue in April 2008, $980 million drawn on the 2012 credit facility and a reduction of $16 million in the cash balance, net of a $200 million decrease in proceeds from securitized accounts receivable and a reduction of $155 million in the amounts of commercial paper issued. The net increase in debt supported payment of $882 million for AWS spectrum licences in the third quarter and $692 million (net of acquired cash) for January acquisitions. Total capitalization increased because of higher net debt and retained earnings, partly offset by lower share capital due to share repurchases.

The average term to maturity of debt of four years at December 31, 2008 decreased from 5.3 years at December 31, 2007 due to larger amounts drawn against the 2012 credit facility, partly offset by the issuance in April 2008 of $500 million, Series CE seven-year Notes and lower amounts of issued commercial paper. The proportion of debt on a fixed-rate basis decreased mainly due to amounts drawn against the 2012 credit facility, partly offset by a decrease in proceeds from securitized accounts receivable and the April 2008 seven-year Note issue and lower amounts of commercial paper issued.

The interest coverage on long-term debt ratio was 4.3 for 2008, reflecting an increase of 0.1 from 2007 (+0.2 from higher income before income taxes and long-term interest, net of -0.1 from increased long-term interest). The EBITDA interest coverage ratio of 8.3 for 2008 reflected an increase of 0.1 from 2007 (+0.5 from higher EBITDA before restructuring, net of -0.4 from higher net interest costs).

Free cash flow for 2008, calculated using the net defined benefit plans recovery as reported previously, decreased by $1,006 million when compared to one year earlier, largely due to the $882 million payment for AWS spectrum licences and higher capital expenditures, as well as lower income tax recoveries and interest income, partly offset by higher EBITDA after share-based compensation and restructuring payments. Prospectively, the Company has chosen to present free cash flow adjusted for funding of defined benefit plans, as the funding requirements are largely non-discretionary and calculated independently of the net defined benefit plans recovery reflected in the calculation previously. Free cash flow for 2008, based on defined benefit plans contributions, decreased by an additional $21 million.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital markets.

TELUS’ long-term financial guidelines and policies are:

•      Net debt to EBITDA – excluding restructuring costs of 1.5 to 2.0 times

The ratio for 2008 was 1.9 times, an increase of 0.2 from 2007, as higher net debt was partly offset by improved EBITDA before restructuring costs.

•      Dividend payout ratio of 45 to 55% of sustainable net earnings

The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings. The ratios based on actual earnings for 2008 and 2007 were 54% and 47%, respectively. The ratio calculated to exclude income tax-related adjustments from earnings in 2008 was 56%. The comparable ratio for 2007, also excluding the net-cash settlement feature expense, was 54%.

7.5 Credit facilities

On March 3, 2008, TELUS Corporation closed a new $700 million, 364-day credit facility with a select group of Canadian banks. On December 15, the Company renewed this credit facility, extending the term to March 1, 2010, under substantially the same terms and conditions, except for increased cost. This new facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. The financial ratio tests in the new facility are substantially the same as those in the 2012 $2 billion syndicated facility, which states that the borrower will not permit its net debt to operating cash flow ratio to exceed 4 to 1 and may not permit its operating cash flow to interest expense ratio to be less than 2 to 1, each as defined. The 364-day credit facility is unsecured and bears interest at Canadian prime and Canadian bankers’ acceptance rates, plus applicable margins.

At December 31, 2008, TELUS had available liquidity of $1.15 billion from unutilized credit facilities, as well as unutilized availability under its accounts receivable securitization program, consistent with the Company’s objective of maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2008

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	(980)	(201)	(432)	387
364-day revolving facility (2)	March 1, 2010	700	—	—	—	700
Other bank facilities	—	78	(11)	(3)	—	64
Total	—	2,778	(991)	(204)	(432)	1,151

(1)    Canadian dollars or U.S. dollar equivalent.

(2)    Canadian dollars only. Originally due March 2, 2009, the term of this facility was extended in December 2008.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.9 to 1 at December 31, 2008) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 8.3 to 1 at December 31, 2008) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. A March 31, 2008 amendment resulted in the term being extended to July 17, 2009, for this revolving-period securitization agreement.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of February 11, 2009.

Balance of proceeds from securitized receivables ($ millions)	2008, Dec. 31	2008, Sept. 30	2008, June 30	2008, Mar. 31	2007, Dec. 31	2007, Sept. 30	2007, June 30	2007, Mar. 31

	300	250	150	500	500	550	500	150

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings in 2008. DBRS Ltd. confirmed its credit ratings and trend for TELUS and TCI on March 27, 2008, and on April 7, assigned a rating and trend of A (low), stable, to TELUS’ new $500 million 5.95%, seven-year unsecured Note issue. DBRS confirmed its rating for TELUS Corporation’s commercial paper program at R-1 (low), stable, on August 7, 2008.

On April 2, Moody’s Investors Service (Moody’s) assigned a Baa1 rating with a stable outlook to TELUS’ new debt issue, while confirming the same for TELUS’ existing senior unsecured Notes. On April 3, FitchRatings assigned a BBB+ rating with a stable outlook to the new TELUS debt issue. Standard and Poor’s assigned a BBB+ rating with a stable outlook to the new Series CE Notes. On December 17, FitchRatings re-affirmed its ratings with a stable outlook.

Credit rating summary	DBRS Ltd.	S&P	Moody’s	FitchRatings

Trend or outlook	Stable	Stable	Stable	Stable

TELUS Corporation
Notes	A (low)	BBB+	Baa1	BBB+
Commercial paper	R-1 (low)	—	—	—

TELUS Communications Inc.
Debentures	A (low)	BBB+	—	BBB+
Medium-term notes	A (low)	BBB+	—	BBB+
First mortgage bonds	A (low)	A-	—	—

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments (Note 5 of the Consolidated financial statements)

The Company’s financial instruments and the nature of risks that they may be subject to are set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)             Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Credit risk

Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations.

Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit-risk-related contingent features.

Liquidity risk

As a component of capital structure financial policies, discussed under Capabilities – Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities beginning in 2011. The Company has access to a shelf prospectus, in effect until September 2009, pursuant to which it can offer $2.5 billion of debt or equity securities, which may be renewed and extended. The Company has credit facilities available, including a $2 billion facility until 2012 (see Section 7.5 Credit facilities). The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payment at maturity, as set out in Note 18(b) of the Consolidated financial statements.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facility, it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows do not change due to changes in market interest rates.

Other price risk

If the balance of short-term investments includes equity instruments, the Company would be exposed to equity price risks. The Company is exposed to equity price risks arising from long-term investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes. The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options and fix the Company’s cost associated with its restricted stock units.

Market risk

Net income and other comprehensive income for the year ended December 31, 2008, could have varied if the Canadian dollar to U.S. dollar foreign exchange rates, market interest rates and the Company’s Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk, interest rate risk, and other price risk arising from share-based compensation is shown in Note 5(g) of the Consolidated financial statements.

Fair value

The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets. The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities.

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

Commitments and contingent liabilities

Contractual obligations

The Company’s known contractual obligations at December 31, 2008, are quantified in the following table. Interest obligations are included in long-term debt maturities. Long-term debt principal maturities and associated interest obligations, as at December 31, 2008, are presented separately in Capabilities - Section 4.3 Liquidity and resources.

	Long-term debt maturities (1)
($ millions)	All except capital leases	Capital leases	Other long-term liabilities (2) (3)	Operating leases (4)	Purchase obligations (5)	Total
2009	463	3	17	261	437	1,181
2010	540	2	30	257	50	879
2011	3,279	1	19	239	19	3,557
2012	1,891	—	20	220	16	2,147
2013	447	—	20	204	3	674
Thereafter	2,699	—	164	1,080	1	3,944
Total	9,319	6	270	2,261	526	12,382

(1)

Where applicable, long-term debt maturities reflect hedged foreign exchange rates as at December 31, 2008. Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facility have been calculated based on rates in effect as at December 31, 2008.

(2)	Items that do not result in a future outlay of economic resources, such as deferred gains on sale-leasebacks of buildings and deferred customer activation and connection fees, have been excluded.
(3)	Uncertain income tax positions that could result in current income taxes being payable have been, or will be, substantially funded over the next 12 months.
(4)

Of the total minimum operating lease payments of $2,261 million, $2,195 million was in respect of land and buildings; approximately 60% was in respect of the Company’s five largest operating leases, all of which were for office premises over various terms, with expiry dates that range between 2016 and 2026. See Note 20(b) of the Consolidated financial statements for further details on operating leases.

(5)

Where applicable, purchase obligations reflect foreign exchange rates as at the current year-end, December 31, 2008. Purchase obligations include both future operating and capital expenditures that have been contracted for as at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

Price cap deferral accounts

The price cap deferral account concept was introduced by the CRTC in 2002 in Telecom Decisions 2002-34 and 2002-43, as discussed further in Note 20(a) of the Consolidated financial statements. From June 2002 through May 2006, the deferral account concept required the Company to defer income statement recognition of a portion of monies received in respect of residential basic services provided to non-high cost serving areas. Subsequent decisions were issued in respect of application and disposition of funds in the deferral accounts. The Company may recognize amounts in the deferral account upon undertaking qualifying actions, such as service improvement programs in qualifying non-high cost serving areas, rate reductions (including those provided to competitors), expansion of broadband services in incumbent local exchange areas to rural and remote communities, and enhancement of access to telecommunications services for individuals with disabilities. To the extent the deferral account balance exceeds approved initiatives, the remaining balance is to be distributed in the form of a one-time rebate to residential subscribers in non-high cost serving areas.

The Company must make significant estimates and assumptions in respect of the deferral account given the complexity and interpretation required of these decisions. The CRTC may, upon its periodic review of the deferral account, disagree with management’s estimates and assumptions and adjust the deferral account balance and such adjustment could be material. The CRTC ultimately decides when the deferral account is settled. An aggregate liability of $146 million was recorded as at December 31, 2008 (2007 — $147 million).

There have been a series of escalating court actions since the issuance of CRTC Telecom Decision 2006-9 and Telecom Decision 2008-1 and the litigants have included the Consumers Association of Canada, the National Anti-Poverty Organization, Bell Canada and the Company. The deferral account is currently the subject of appeals to the Supreme Court of Canada. The Company filed its appeal asking the Supreme Court of Canada to permit incumbent local exchange carriers to file for approval further lists of communities that would be eligible for broadband expansion from the remaining funds in the deferral account rather than rebating the remaining funds to local telephone subscribers. The Supreme Court of Canada further granted the Company a motion for a stay of CRTC Telecom Decision 2006-9 in so far as it requires a rebate to local telephone subscribers. The appeals by the Company, Bell Canada and certain consumer groups are currently scheduled to be heard by the Supreme Court of Canada in March 2009. The Company anticipates a decision on this matter in the latter half of 2009.

Guarantees (Note 20(c) of the Consolidated financial statements)

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. As at December 31, 2008, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. Should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at December 31, 2008, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 20(d) of the Consolidated financial statements and Section 10.9 Litigation and legal matters.

7.9 Outstanding share information

The table below contains a summary of the outstanding shares for each class of equity at December 31, 2008. The total number of outstanding and issuable shares is also presented, assuming full conversion of outstanding options and shares reserved for future option grants. The number of outstanding and issuable shares at January 31, 2009 was not materially different from December 31, 2008.

Outstanding shares (millions of shares)	Common Shares	Non-Voting Shares	Total shares

Common equity
Outstanding shares at December 31, 2008	175	143	318	(1)
Options outstanding and issuable (2) at December 31, 2008	—	15	15
	175	158	333

(1)	For the purposes of calculating diluted earnings per share, the number of shares was 322 million for the year ended December 31, 2008.
(2)	Assuming full conversion and ignoring exercise prices.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

TELUS’ significant accounting policies are described in Note 1 of the Consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Management’s estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s critical accounting estimates are described below and are generally discussed with the Audit Committee each quarter.

General

•

Unless otherwise specified in the discussion of the specific critical accounting estimates, the Company is not aware of trends, commitments, events or uncertainties that it reasonably expects to materially affect the methodology or assumptions associated with the critical accounting estimates, subject to the items identified in the Caution regarding forward-looking statements section of this Management’s discussion and analysis.

•

In the normal course, changes are made to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in the Company’s debt ratings, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimates, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

•

All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated statements of income line items: income taxes (except for estimates about goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable); Current liabilities (Income and other taxes payable and Current portion of future income taxes); Future income tax liabilities; and Shareholders’ equity (retained earnings). Generally, the discussion of each critical accounting estimate does not differ between the Company’s two segments: wireline and wireless.

•	The critical accounting estimates affect the Consolidated statements of income and Consolidated statements of financial position line items as follows:

Consolidated statements of income
Operating expenses
Consolidated statements of financial position	Operating revenues	Operations	Depreciation	Amortization of intangible assets	Other expense, net
Accounts receivable		X
Inventories		X
Capital assets and goodwill (1)			X	X
Investments					X
Advance billings and customer deposits	X	X	X	X
Employee defined benefit pension plans		X	X (2)	X (2)

(1)	Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company’s wireless segment.
(2)	Accounting estimate impact due to internal labour capitalization rates.

Accounts receivable

General

•

The Company considers the business area that gave rise to the accounts receivable, performs statistical analysis of portfolio delinquency trends and performs specific account identification when determining its allowance for doubtful accounts. This information is also used in conjunction with current market-based rates of borrowing to determine the fair value of its residual cash flows arising from accounts receivable securitization. The fair value of the Company’s residual cash flows arising from the accounts receivable securitization is also referred to as its retained interest.

•

Assumptions underlying the allowance for doubtful accounts include portfolio delinquency trends and specific account assessments made when performing specific account identification. Assumptions underlying the determination of the fair value of residual cash flows arising from accounts receivable securitization include those developed when determining the allowance for doubtful accounts as well as the effective annual discount rate.

•

These accounting estimates are in respect of the Accounts receivable line item on the Company’s Consolidated statements of financial position comprising approximately 5% of total assets as at December 31, 2008 (4% as at December 31, 2007). If the future were to adversely differ from management’s best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a bad debt charge in the future. Such a bad debt charge does not result in a cash outflow.

Key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization

•

The estimate of the Company’s fair value of its retained interest could materially change from period to period due to the fair value estimate being a function of the amount of accounts receivable sold, which can vary on a monthly basis. See Note 14 of the Consolidated financial statements for further analysis.

The allowance for doubtful accounts

•

The estimate of the Company’s allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues, from a variance in the amount of accounts receivable sold to the securitization trust and from variances in accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

•	The Company determines its allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.
•

Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. The estimate of the Company’s allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

•

This accounting estimate is in respect of the Inventory line item on the Company’s Consolidated statements of financial position, which comprises approximately 2% of total assets as at December 31, 2008 (1% as at

December 31, 2007). If the allowance for inventory obsolescence were inadequate, the Company could experience a charge to operations expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Capital assets and Goodwill

General

•                  Capital assets and Goodwill represent approximately 65% and 19%, respectively, of TELUS’ Consolidated statements of financial position, as at December 31, 2008 (proportions unchanged from December 31, 2007). If TELUS’ estimated useful lives of assets were incorrect, it could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management’s best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its capital assets, including intangible assets with indefinite lives and goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company’s immediate liquidity.

The estimated useful lives of assets; the recoverability of tangible assets

•                  The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of tangible assets is significantly impacted by the estimated useful lives of assets.

•                  Assumptions underlying the estimated useful lives of assets include timing of technological obsolescence, competitive pressures and future infrastructure utilization plans.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

•                  Consistent with current industry-specific valuation methods, the Company uses a discounted cash flow model combined with a market-based approach in determining the fair value of its spectrum licences and goodwill. See Note 15(c) of the Consolidated financial statements for further discussion of methodology.

•                  The most significant assumptions underlying the recoverability of intangible assets with indefinite lives and goodwill include: future cash flow and growth projections, including economic risk assumptions and estimates of achieving desired key operating metrics and drivers; future weighted average cost of capital; and annual earnings multiples. Significant factors impacting these assumptions include estimates of future market share, key operating metrics such as churn and ARPU, level of competition, technological developments, interest rates, market economic trends, debt levels and the cost of debt. Sensitivity testing is discussed in Note 15(c) of the Consolidated financial statements.

Investments

The recoverability of long-term investments

•                  The Company assesses the recoverability of its long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

•                  The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. The estimate of the Company’s recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (the Company does not control the investees).

•                  If the allowance for recoverability of long-term investments were inadequate, the Company could experience an increased charge to Other expense in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow.

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

•                  Assumptions underlying the composition of income tax assets and liabilities, including the amount of unrecognized tax benefits, are based upon an assessment of tax positions as to whether, on their technical merit, they are more likely than not of being sustained upon examination, and then an estimate of the amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with taxing authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation.

•                  Current income tax assets and liabilities are estimated based upon the amount of tax that is calculated as being owed to taxing authorities, net of periodic instalment payments. Future income tax liabilities are comprised of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities as well as the tax effect of undeducted tax losses. The timing of the reversal of the temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities as well as the amount of undeducted tax losses are based upon the assessment of tax positions and measurement of tax benefits as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

•                  This accounting estimate is in respect of material asset and liability line items on the Company’s Consolidated statements of financial position comprising less than 1% of total assets and approximately 10% of total liabilities and shareholders’ equity as at December 31, 2008 (less than 1% of total assets and approximately 9% of total liabilities and shareholders’ equity as at December 31, 2007). If the future were to adversely differ from management’s best estimate of the likelihood of tax positions being sustained, the amount of tax benefit that is greater than 50% likely of being realized, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, the Company could experience material future income tax adjustments. Such future income tax adjustments could result in an acceleration of cash outflows at an earlier time than might otherwise be expected.

Advance billings and customer deposits

The accruals for CRTC deferral account liabilities

•                  The deferral account arose from the CRTC requiring the Company to defer the income statement recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. This deferral requirement ended May 31, 2006. The critical estimate arises from the Company’s recognition of the deferred amounts. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as service improvement programs in qualifying non-high cost serving areas, expansion of broadband services to rural and remote communities in incumbent local exchange carrier operating territories, initiatives to enhance accessibility of telecommunications services for individuals with disabilities, rate reductions (including those mandated by the CRTC in respect of discounts on Competitor Digital Network services) and/or rebates to customers. As described in Note 20(a) of the Consolidated financial statements and Section 10.3 Regulatory – Price cap regulation, amounts in the deferral account are currently the subject of appeals to the Supreme Court of Canada by TELUS, Bell Canada and certain consumer groups.

•                  Assumptions underlying the accruals for the CRTC deferral account that are uncertain at the time of making the estimate include: (i) what actions will ultimately qualify for recognition of deferred amounts; and (ii) over what period of time will qualifying deferred amounts be recognized in the Company’s Consolidated statements of income. The manner in which deferred amounts are recognized, and the amounts thereof, are reasonably likely to change as such recognition is ultimately dependent upon future decisions by the CRTC and resolution of appeals to the Supreme Court of Canada.

•                  This accounting estimate is in respect of an item within the advance billings and customer deposits line item on TELUS’ Consolidated statements of financial position and which, itself, comprises approximately 4% of total liabilities and shareholders’ equity as at December 31, 2008 (4% as at December 31, 2007). If the Company’s estimate of deferred amounts recognized, and the timing of the recognition thereof, were to differ materially from what the CRTC ultimately decides is allowable, revenues could be materially impacted. Such a revenue impact would not be expected to be accompanied by a corresponding impact in net cash inflows. Should the consumer groups be successful in their appeal of the use of deferral account amounts, the Company may be required to remit a one-time refund to the majority of its local residential subscriber base. As the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact TELUS’ subsequent income from operations. Such a refund would result in a net cash outflow, potentially offset by reduced capital investment as the Company re-addresses its intent to extend broadband services to uneconomic remote and rural communities. In the event that Bell Canada is successful in its appeal, TELUS may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the CRTC. Such a revenue impact would not be expected to be accompanied by a corresponding impact in net cash inflows. If TELUS is successful in its appeal, the Company expects to file for CRTC approval further lists of rural and remote communities that would be eligible for broadband expansion from the remaining funds in the deferral account.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

•                  The Company reviews industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the defined benefit pension costs and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed term investments, and is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

•                  Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 13(i) of the Consolidated financial statements for further analysis.

•                  This accounting estimate is in respect of a component of the largest operating expense line item on the Company’s Consolidated statements of income. If the future were to adversely differ from management’s best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, the Company could experience future increased defined benefit pension expense. The magnitude of the immediate impact is lessened, as the excess of net actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the fair value of the plan assets is amortized over the average remaining service period of active employees of the plan.

8.2 Accounting policy developments (Note 2 of the Consolidated financial statements)

Transition to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being replaced with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. TELUS will be required to report using the IFRS-IASB standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date that the Company has selected for adoption.

Canada’s Accounting Standards Board will phase in or transition to IFRS-IASB through a combination of three methods: (i) as current joint-convergence projects of the United States Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; (ii) standards identified by Canada’s Accounting Standards Board as key or significant in which the Accounting Standards Board has undertaken a project to converge Canadian GAAP with the related IFRS prior to transition date and issued as Canadian GAAP; and (iii) standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB. The first two transition methods may, or will, result in the Company either having the option to, or being required to, effectively, change over certain accounting policies to IFRS-IASB prior to 2011 in the event a new standard is issued or early adoption is permitted.

The International Accounting Standards Board’s work plan currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and as a result, IFRS-IASB as at the transition date is expected to differ from its current form. In November 2008, the United States Securities and Exchange Commission issued a proposed road map, with seven milestones, that would permit certain United States reporting issuers to use IFRS-IASB in their filings. This proposal is a significant development as it also contemplates mandatory usage of IFRS-IASB by United States reporting issuers as early as 2014 (such a mandatory usage decision – Milestone 6 – is anticipated to be made by the United States Securities and Exchange Commission in 2011). It is not possible to currently assess the impact, if any, this proposal will have on the International Accounting Standards Board’s work plan; however, Milestone 1 is a requirement for improvements in accounting standards and a subsequent consideration by the United States Securities and Exchange Commission of whether IFRS-IASB are of high quality and sufficiently comprehensive.

There are several phases that the Company will have to complete on the path to changing over to IFRS-IASB:

Implementation phase	Description and status
Initial impact assessment and scoping

This phase includes the identification of significant differences between existing Canadian GAAP and IFRS-IASB, as relevant to the Company’s specific instance.

Based upon the current state of IFRS-IASB, this phase was completed in the first quarter of 2008, using a diagnostic process, and identified a modest number of topics possibly impacting either the Company’s financial results and/or the Company’s effort necessary to change over to IFRS-IASB. This diagnostic resulted in the development of a detailed plan under which activities are being conducted. The IASB has activities currently underway which may, or will, change IFRS-IASB and such change may, or will, impact the Company. The Company will assess any such change as a component of its key elements phase.

Key elements

This phase includes identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS-IASB. As well, this phase includes other operational elements such as information technology, internal control over financial reporting and training.

Currently underway are the identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS-IASB; consideration of impacts on operational elements, such as information technology and internal control over financial reporting, are integral to this process. As at December 31, 2008, approximately two-thirds of the standards that relate to TELUS have been reviewed. Targeted training and communications activities, which leveraged both internal and external resources, occurred during the current reporting period. Training has also been made available by way of an internal IFRS website dedicated to the conversion.

The Company has regularly updated its Audit Committee of the Board of Directors on the status of the project, implications and expected range of impacts.

Embedding	This phase will integrate the solutions into the Company’s underlying financial system and processes that are necessary for the Company to change over to IFRS-IASB.

The Company will present its results for fiscal 2010 using contemporary Canadian GAAP. In 2011, the Company will present its comparative results for fiscal 2010 using contemporary IFRS-IASB. To accomplish this, in 2010 the Company will effectively maintain two parallel books of account.

In 2009, the Company will continue to review remaining standards for application to TELUS, carry out impact assessments and provide targeted training. The Company will also make accounting policy choices and prepare its accounting systems accordingly, to enable preparation of its opening financial position under IFRS-IASB for 2010. Although its impact assessment activities are underway and progressing according to plan, continued progress is necessary before the Company can prudently increase the specificity of the disclosure of pre- and post-IFRS-IASB changeover accounting policy differences, other than as set out below:

Financial instruments – disclosure; presentation

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the existing recommendations for financial instrument disclosure were replaced with new recommendations (CICA Handbook Section 3862); the existing recommendations for financial instrument presentation were carried forward, unchanged (as CICA Handbook Section 3863).

Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures apply to the Company. As set out in Note 5 of the Consolidated financial statements, the new recommendations result in incremental disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the statement of financial position date, and how an entity manages those risks. The transitional provisions provide that certain of the incremental disclosures need not be provided on a comparative basis in the year of adoption.

Inventories

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for accounting for inventories were replaced with new recommendations (CICA Handbook Section 3031).

Commencing with the Company’s 2008 fiscal year, the new recommendations of the CICA for accounting for inventories apply to the Company. The new recommendations provide more guidance on the measurement and disclosure requirements for inventories; significantly, the new recommendations allow the reversals of previous write-downs to net realizable value where there is a subsequent increase in the value of inventories. The Company’s results of operations and financial position are not materially affected by the new recommendations.

Goodwill and intangible assets

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations (CICA Handbook Section 3064).

Commencing with the Company’s 2009 fiscal year, the new recommendations of the CICA for goodwill and intangible assets will apply to the Company. The new recommendations provide extensive guidance on when expenditures qualify for recognition as intangible assets. The Company’s results of operations and financial position are not expected to be materially affected by the new recommendations.

Business combinations and non-controlling interests

As an activity consistent with Canadian GAAP being converged with IFRS-IASB, the previously existing recommendations for business combinations and consolidation financial statements will be replaced with new recommendations for business combinations (CICA Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602).

Generally, the new recommendations result in measuring business acquisitions at the fair value of the acquired business and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording fair values attributable to non-controlling interests). Unlike the corresponding new U.S. GAAP, which requires the recognition of the fair value of goodwill attributable to non-controlling interests, both the new Canadian GAAP recommendations and IFRS-IASB allow the choice of whether or not to recognize the fair value of goodwill attributable to non-controlling interests on an acquisition-by-acquisition basis.

Measuring business acquisitions at fair value will, among other things, result in:

•                  acquisition costs being expensed;

•                  acquisition-created restructuring costs being expensed;

•                  contingent consideration, that is accounted for as a financial liability, being measured at fair value at the time of the acquisition with subsequent changes in its fair value being included in determining the results of operations; and

•                  changes in non-controlling ownership interests subsequent to the parent company’s acquisition of control, and not resulting in the parent company’s loss of control, being accounted for as capital transactions.

Effective January 1, 2009, the Company early adopted the new recommendations and did so in accordance with the transitional provisions; the Company would have otherwise been required to adopt the new recommendations effective January 1, 2011.

Whether the Company will be materially affected by the new recommendations will depend upon the specific facts of business combinations, if any, occurring subsequent to the Company’s adoption of the new recommendations. The Company’s consolidated financial statements will, however, be subject to a small number of retrospectively applied non-controlling interest-related presentation and disclosure changes:

•                  the Consolidated statements of financial position will recognize non-controlling interest as a separate component of shareholders’ equity; and

•                  the Consolidated statements of income and other comprehensive income will present the allocation of net income and other comprehensive income between the Company’s shareholders and non-controlling interests rather than reflecting the non-controlling interest in the results of operations as a deduction in arriving at net income and other comprehensive income.

Had these presentation and disclosures changes been applied to the Consolidated statements of income and other comprehensive income for the year ended December 31, 2008, Net income would have increased by $3 million, as illustrated in Note 2(e) of the Consolidated financial statements.

9.              General outlook

Outlook for the telecommunications business in 2009

The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis, and Section 10: Risks and risk management.

In 2008, the Canadian telecom industry generated estimated revenues of approximately $40 billion, with Bell Canada and affiliated companies representing about 41% of the total. As the second largest telecommunications provider in Canada, TELUS generated $9.7 billion in revenues in 2008, or approximately 24% of the total.

Revenue in the Canadian telecom market grew an by approximately 4.4% in 2008, consistent with the mid-point of the 3.5 to 5.5% growth experienced in recent years and higher than overall GDP growth. Wireless and enhanced data continued to be the focus of increased investment and act as growth engines for the sector. Offsetting this growth was continued wireline industry weakness in voice service revenue, with declining long distance and legacy data revenues.

TELUS’ continued focus on national growth in wireless, data and IP, and the impact of a stronger Western economy, were partially offset by wireline losses to cable telephony, resulting in 6.4% consolidated revenue growth. The Company expects competition in the Canadian telecommunications industry to remain intense in 2009 and 2010. One contributing factor is the re-emergence of BCE as a moderately leveraged, dividend-paying public operating company, following the December 2008 termination of its pending sale to a consortium led by the Ontario Teachers Pension Plan, which would have seen BCE become highly levered with debt and focused on maximizing short-term cash flow.

It is expected that 2009 will be a challenging year from a macroeconomic perspective. The low positive growth currently forecast in Western Canada is expected to be more than offset by negative growth in Central and Eastern Canada, leading to an overall negative GDP growth forecast for the national economy. Given these and other factors, TELUS expects its revenue growth to moderate slightly in 2009 in the range of 4 to 6%.

Wireless

The wireless industry continued to experience robust growth with estimated 2008 year-over-year industry revenue and EBITDA growth of approximately 11% and 7%, respectively.

The Canadian industry continues to represent a meaningful growth opportunity, due to a national penetration rate that is lower than other developed countries because of structural and timing differences. Penetration rates in many Western European countries have surpassed 100%. Asian countries, such as Korea, are approaching 95% penetration. These rates are not exactly comparable to North America due to higher-quality, lower-cost, fixed-rate local service, multiple subscriptions being possible on one GSM handset in Europe and differences in postpaid and prepaid mix. The U.S. wireless industry is more comparable to Canada, with a penetration rate of approximately 87%, a 22 percentage point difference relative to Canada, which can be attributed in part to a two-year head start in the U.S. Canada continues to grow strongly with almost 1.6 million new subscribers in 2008 and an estimated 4.6 point increase in penetration to approximately 65%, with a penetration gain of approximately 4.5 percentage points expected in 2009. This forecast growth is supported by the view that wireless services are less likely than many other consumer expenditures to be eliminated in an economic downturn.

A key driver of wireless growth continues to be the increased adoption and usage of data services such as text and picture messaging, mobile computing, applications, gaming, ringtones, music, video downloads, mobile TV and an expanded range of commercially available smartphones. To capture this opportunity, Canadian wireless providers continue the roll-out of faster, next generation high-speed wireless networks, with TELUS committing to build a next generation wireless network in 2009 for launch by early 2010. In 2008, wireless data in Canada represented an estimated 16% of industry ARPU. This compares to approximately 38% in Asia-Pacific, 22% in Europe and 24% in the U.S., indicating an ongoing growth opportunity.

In addition to TELUS, Rogers and Bell, mobile virtual network operators such as Virgin Mobile, Videotron Ltd. and President’s Choice remain active in the market. In addition, wireless incumbents have become increasingly competitive with their separately branded basic or discount service offerings. In this cost-conscious and growing market, Bell and Rogers continue to aggressively promote and price their respective Solo and Fido brand offerings. In March 2008, TELUS successfully began the launch of its Koodo Mobile branded basic service, focused on talk and text, to more effectively and efficiently compete in this market segment.

Competition in the Canadian wireless market is expected to remain intense due to continued aggressive competition from basic service offerings, and new entrant wireless service providers as a result of Industry Canada’s AWS spectrum auction. The auction concluded in mid-2008, raising $4.25 billion for the federal government, or up to three times more than initially anticipated. Consistent with TELUS’ national growth strategy focused on wireless and data, the Company acquired approximately 16 MHz of spectrum across Canada for $882 million. This further strengthened TELUS’ ample spectrum position and provides capacity for the introduction of future 4G service offerings. As a result of government policy to reserve spectrum for new wireless entrants, a number of potential new entrants acquired spectrum in various regions of Canada, although no potential national provider emerged. TELUS expects to face new entrant competition beginning in late 2009 at the earliest and most likely in 2010. However, the number and long-term viability of new entrants in various markets remain uncertain because of, amongst other things, the significant amount of capital needed for build-out requirements, the high cost of the spectrum and launching new brands and services, weak capital market conditions, and restrictions on foreign investment.

Long term evolution (LTE) is quickly emerging as the global standard for 4G wireless technology. In a 2008 report prepared for the UMTS Forum, Analysys Research forecast more than 400 million LTE subscribers worldwide by 2015. To enable the optimal transition to a 4G LTE wireless network, TELUS is building a next generation wireless service based on high-speed packet access (HSPA) technology with a national service launch expected by early 2010. This enhancement of TELUS’ mobile network complements the Company’s existing wireless network portfolio, which includes code division multiple access (CDMA) and Mike (iDEN) networks, providing access to a nationwide 3G high-speed EVDO network and the industry-leading Push To Talk network, respectively. The new network is expected to allow TELUS to continue providing customers with the widest choice of wireless solutions to best meet their needs.

Given TELUS’ high and increasing exposure to wireless (48% of 2008 consolidated revenue), strong established brands, and consistent focus on leading-edge, value-added products and profitable subscriber growth, TELUS is well positioned to benefit from ongoing growth in the Canadian wireless market.

Wireline

In contrast to wireless, expectations for the mature wireline segment are more modest. The wireline telecom landscape is expected to remain very competitive in 2009 as traditional services (such as local and long distance telephony) are expected to continue declining due to consumer migration to wireless and VoIP services. Canada’s four major cable-TV companies had almost 2.6 million telephony subscribers at the end of 2008, up by close to 700,000 from 2007, or an estimated 21% consumer market share nationally. TELUS’ total line losses of 3.6% in 2008 compare favourably to North American peers, partly due to growth in TELUS business lines in Central Canada mitigating residential line erosion in the Company’s incumbent regions. The long distance market faces further pressure, due to continued aggressive pricing and promotion of voice packages by VoIP providers, and migration to other technologies such as e-mail.

To help alleviate the competitive challenges in the traditional wireline segment, TELUS’ Future Friendly Home strategy is positioned to grow wallet share with consumers, while enhancing retention and loyalty through multiple service offerings. TELUS is continuing the roll-out of higher speed Internet services and TELUS TV, including new products such as HD TV and PVRs, to markets in B.C., Alberta and Eastern Quebec. Notably, Internet connectivity and basic home entertainment services are viewed as fairly non-discretionary and are expected to be reasonably resilient in an economic downturn. Combined with wireline local and long distance, wireless and high-speed Internet services, TELUS is increasingly offering bundled products to achieve competitive differentiation with an integrated set of services that provides customers more freedom, flexibility and choice. At the same time, cable-TV companies have shown a greater ability to increase pricing without regulatory oversight, and are continuing to roll out higher-speed Internet services, Internet telephony and digital cable-TV services to fuel their growth.

In 2007, the federal government moved the telecommunications industry towards a more open and deregulated wireline environment by directing the CRTC to grant residential local exchange forbearance in markets with three independent facilities-based competitors that serve at least 75% of residential lines, and business forbearance in markets with two facilities-based competitors that serve at least 75% of business lines. Approvals for forborne exchanges continued in 2008, providing TELUS and other incumbent telecom companies enhanced competitive flexibility in pricing, promotions and bundling of services. By the end of 2008, the majority of residential and business markets across Canada were forborne from regulation, and the CRTC eliminated for the incumbents the majority of retail quality-of-service indicators as well as restrictions on winback offers and promotions.

The opportunities presented by forbearance, such as bundled product offerings, are heavily contingent on TELUS implementing its new integrated billing and client care platform that consolidates multiple legacy systems. Anticipated benefits include increased customer service efficiencies — greater flexibility, differentiation, enhanced marketing opportunities and accuracy — as well as future expense savings. TELUS has successfully converted the vast majority of consumer wireline customers in Alberta and British Columbia to the new system, and intends to convert business customers, and those outside of B.C. and Alberta, in the coming years.

In the business market, the convergence of IT and telecom, facilitated by the ubiquity of Internet protocol (IP), continues to shape competitive investments. Telecoms are providing network-centric managed applications, while IT service providers attempt to bundle network connectivity with their software as a service (SaaS) offerings. In addition, manufacturers are bringing all-IP and converged (IP plus legacy) equipment to market, enabling a steady migration to IP-based solutions. The development of IP-based platforms providing combined IP voice, data and video solutions creates cost efficiencies to compensate, in part, for margin pressures from the migration from legacy to IP-based services. At the same time, this opens new opportunities for integrated solutions that have greater business impact than traditional telecom services. TELUS is aggressively pursuing this opportunity with a series of solutions targeting specific high-value segments, including the industry verticals of healthcare, financial services, public sector, and energy, as well as small and medium-sized business.

The addressable market for healthcare, for example, is approximately $3.5 billion and is forecast to grow at 7% annually over the next several years. Recognizing this opportunity, in 2008 TELUS acquired and integrated Emergis, and placed all TELUS healthcare solution assets under the newly launched TELUS Healthcare Solutions brand. Over three years, TELUS plans to invest more than $100 million in healthcare solutions, ranging from electronic health records management and health insurance processing to pharmacy management and home care. While the current challenging economic environment is expected to impact the business segment, it also means that many organizations will be looking for new data and IP-based solutions to support efficiency initiatives. In addition, increased infrastructure-related spending, as a result of fiscal stimulus efforts by various levels of government, will impact other sectors such as healthcare and the public sector. For instance, the January 2009 federal budget allocated $500 million to help attain the goal of providing 50% of Canadians with an electronic health record by 2010.

The medium-sized business market, often viewed as underserved because it looks for big-business solutions at close to small-business price points, is forecast to be a sustained growth opportunity. TELUS is investing in a range of affordable solutions for this segment, including security, videoconferencing, and managed hosting solutions for everything from e-mail to web applications. In the small business market, TELUS has countered increased cable-TV company competition by creating a small business solution platform called TELUS Business One ®, which includes connectivity (data and voice, wireline and mobility), security, audio and video conferencing, and other IP-based tools.

Despite an expected challenging economic climate and competitive environment in 2009, TELUS believes its consistent strategic focus on providing a full suite of valuable and reliable communications services; delivering differentiated, premium national business solutions in data and IP; exposure to growth services such as wireless, data and IP including high-speed Internet and TELUS TV; and the continued enhancement of national wireless and broadband networks, solidly position TELUS for continued growth in the years ahead. At the same time, TELUS’ management is particularly focused on monitoring macroeconomic and regional trends in 2009 to ensure timely adjustments can be made to maintain profitability, cash flow and financial strength.

10.       Risks and risk management

TELUS’ risk and control assessment process

TELUS uses a three-level enterprise risk and control assessment process that solicits and incorporates the expertise and insight of team members from all areas of the Company. TELUS initially implemented its three-level risk and control assessment process in 2002 and tracks multi-year trends for various key risks and control environment perceptions across the organization.

TELUS’ definition of business risk

TELUS defines business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability of financial reporting, compliance with laws and regulations, and the safeguarding of assets within an ethical organizational culture.

TELUS’ enterprise risks are largely derived from the Company’s business environment and are fundamentally linked to TELUS’ strategies and business objectives. TELUS strives to proactively mitigate its risk exposures through rigorous performance planning and effective and efficient business operational management. Residual exposure for certain risks is mitigated through appropriate insurance coverage where this is judged to be efficient and commercially viable.

TELUS strives to avoid taking on undue risk exposures whenever possible and ensure alignment with business strategies, objectives, values and risk tolerances.

Enterprise risk and control assessment process

Level one

Annual risk and control assessment

Key inputs into this process include interviews with senior managers, data and updates from TELUS’ ongoing strategic planning process and the results of an annual web-enabled risk and control assessment survey. The survey is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control frameworks and is widely distributed to TELUS’ management leadership team (all executive vice-president, vice-president and director level team members and a random sample of management). Survey responses were received from 1642 individuals in 2008.

Additionally, TELUS’ assessment process incorporates input from recent internal and external audits, as well as input from management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities. Key enterprise risks are identified, defined and prioritized, and risks are classified into one of seven risk categories.

Results of the annual risk and control assessment drive the development of TELUS’ annual internal audit program and are presented to senior management and the Audit Committee. Risk assessments are also incorporated back into the Company’s strategic planning processes and shared with the Board.

Level two

Quarterly risk assessment review

TELUS conducts a quarterly risk assessment review with key internal stakeholders across all business units to capture and communicate the dynamically changing business risks, identify key risk mitigation activities and provide ongoing updates and assurance to the Audit Committee.

Level three

Granular risk assessments

TELUS conducts granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. project, environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics risk assessments). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

The following sections summarize the principal risks and uncertainties that could affect TELUS’ future business results going forward, and TELUS’ associated risk mitigation activities.

10.1 Competition

Aggressive competition may adversely affect market shares, volumes and pricing

TELUS faces intense competition across all key business lines and market segments, including consumer, small and medium-sized businesses (SMB), and the large enterprise market.

Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. Cable-TV companies continue to expand offerings of basic voice and enhanced phone services resulting in intensified competition in the residential and certain SMB, local access, long distance, and high-speed Internet access (HSIA) markets. Furthermore, as a result of the recent AWS spectrum auction, TELUS expects to face new wireless competition in the future from new carriers, including cable-TV operators. Overall, industry pricing pressure and customer acquisition efforts have intensified across most product and service categories and market segments, and this is expected to continue in the face of economic uncertainty.

Risk mitigation, general: Recent Canadian Radio-television and Telecommunications Commission (CRTC) decisions approving wireline deregulation have provided TELUS with improved flexibility to respond to intensifying competition (see Section 10.3 Regulatory). Active monitoring of competitive developments in product and geographic markets enables TELUS to rapidly respond to competitor offers and leverage the Company’s full suite of integrated solutions and national reach. TELUS continues to expand its TELUS TV offering in its incumbent territories in order to provide a premium television experience and enhance its bundles to better address customer needs and respond to cable-TV offerings. In order to offset increasing competitive intensity and losses in its incumbent areas, TELUS continues to expand into and generate growth in non-incumbent markets in Central Canada with its business services and mobility offerings. In addition to expanding services, TELUS also continues to actively pursue the most competitive cost structure possible. With the operational integration of its wireless and wireline teams, TELUS is now better aligned across distribution channels and product and service roadmaps, and can provide more integrated and differentiated offerings and joint account planning.

Wireline voice and data

Competition is expected to remain intense from traditional telephony, data, IP and IT service providers, as well as from new voice over Internet protocol (VoIP) focused entrants. Competitors are focusing on both business and consumer markets.

The industry transition from legacy voice infrastructure to IP telephony, and from legacy data platforms to Ethernet, IP virtual private networks (VPN), multi-protocol label switching (MPLS) IP platforms and IP-based service delivery models, continues at a robust pace. Legacy data revenues and margins continue to decline. This decline has been only partially offset by increased demand and/or increased migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution. Significant capital investments in wireline infrastructure will be required to facilitate this ongoing transition process for all traditional incumbent local exchange carrier (ILEC) entities including TELUS.

Wireline voice and data — Business

In the business market, price-discounted bundling of local access, wireless and advanced data and IP services has evolved to include web-based and e-commerce services, as well as other IT services and support. Non-traditional competitors such as Microsoft have entered the telecom space through new products such as Unified Communications, which provides the ability to redirect and deliver, in real time, e-mail, voice and text messages from a variety of telecom and IT systems to the device nearest to the intended recipient. With this broader bundling of traditional telecom services with IT services, TELUS increasingly faces competition from pure Internet and information technology hardware, software and business process/consulting related companies. Cable-TV companies have begun to target the SMB market with their VoIP services. The result is that traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services to the business market, particularly in the major urban areas.

Risk mitigation in the business wireline market: TELUS continues to increase its capabilities in the overall business market through a combination of strategic acquisitions and partnerships, a focus on priority vertical markets (public sector, healthcare, financial services and energy), expansion of strategic solution sets in the enterprise market, and a mass modular approach in the SMB market (including services such as TELUS Business One). Through the Emergis acquisition and launch of TELUS Health Solutions, TELUS can now leverage systems and proprietary software to extend the Company’s footprint in healthcare, benefit from the investment made by government in eHealth, pursue the transformation of the Canadian Pharmacy Benefit model and cross-sell more traditional telecom products and services. TELUS is also focused on engaging in appropriate large longer-term deals that best leverage the Company’s capital investments and capabilities.

Wireline voice and data — Consumer

In the consumer wireline market, cable-TV companies and other competitors encounter minimal regulation and continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled and/or discounted monthly rate, along with their traditional broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of TELUS’ residential network access lines (NALs) is expected to continue from this competition, as well as ongoing technological and wireless substitution. Competitors are anticipated to capture a majority of the share in growth marketplace opportunities; thus, access line associated revenues, including long distance, can be expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years. With a more mature HSIA market, and the potential for higher speed Internet offerings from competitors, TELUS may be constrained in its ability to maintain market share in its incumbent territories, because of the amount and timing of capital expenditures associated with maintaining competitive network access speeds.

Risk mitigation in the consumer wireline market: TELUS continues to expand its own broadband infrastructure, in both coverage area and increased speed of service, to enter new market segments such as video, and enhance current services. TELUS has initiated a targeted neighbourhood commercial launch of TELUS TV in Edmonton, Calgary, Fort McMurray, Grande Prairie, Vancouver and Lower Mainland and Rimouski area markets, with additional serving areas in B.C., Alberta, and Eastern Quebec targeted for 2009. TELUS TV helps TELUS counter the threat from the cable-TV competition in its incumbent markets, and to retain and grow revenues with a bundled offering of local and long distance telephony, HSIA, TV entertainment services and wireless.

Broadcasting

The Company offers TELUS TV in select areas of B.C., Alberta, and Eastern Quebec, as noted above, and continues targeted roll-outs to new areas in order to generate new revenues and gain the ability to create new service bundles for enhanced competitiveness and customer retention. TELUS TV is an IP-based, fully digital TV service offering more than 200 broadcast TV channels, Pay Per View, personal video recorder (PVR), and Video on Demand services similar to those offered by direct competitors Shaw Cable, StarChoice and Bell TV. TELUS also offers HD capability in select areas through the deployment of ADSL2+ technology. Though still at an early stage of roll-out, TELUS expects its HD TV service to increase penetration in 2009 as additional ADSL2+ build-outs expand TELUS’ addressable market. While IP TV provides significant interactivity and customization advantages relative to both cable and satellite, there can be no assurance that TELUS TV will be successful in achieving its plans of obtaining a sizable share of the TV services market or that implementation costs or projected revenues for TELUS’ television service will be as planned. TELUS will continue to monitor the situation and may explore alternative distribution channels for entertainment services.

Risk mitigation: IP TV provides TELUS with unique competitive advantages relative to analog cable-TV, such as time-shifted programming flexibility, on-screen caller ID, limited web-surfing and an all-digital, broad selection of channels. TELUS TV also provides the Company with the ability to offer customers a bundled product, incorporating local and long distance telephony, HSIA, TV and wireless services. However, IP TV is still at a relatively early stage of development and adoption. Per-unit capital and operating costs are expected to decline with technological advances and as TELUS increases scale. Additionally, TELUS continues to explore other options for enhancing its service bundles relative to its TV-focused competitors.

Wireless

Competition in the Canadian wireless market intensified with the launch of wireless number portability (WNP) in March 2007, and the proliferation and promotion of additional discount brands. WNP removed a barrier to switching providers for many wireless subscribers, and the addition of new brands has all carriers actively introducing price promotions to attract new customers from other carriers and retain their customer base. TELUS has experienced modestly higher churn rates since the introduction of WNP. The initial post-WNP phase of pent-up demand to switch has subsided, but churn rates may be permanently higher in the future.

The AWS spectrum auction in May 2008 resulted in eight new competitors conditionally acquiring spectrum in separate and overlapping regions, collectively covering most markets in Canada. New entrants are expected to begin offering services in late 2009, but may face further delays because of the currently challenged financing environment. (See Section 10.3 Regulatory.) To win market share, strategies of potential competitors are expected to include price discounting relative to incumbents and increased competition at the distribution level. TELUS expects that competition from new entrants will put additional pressures on margins. However, with its robust wireless networks, including a new high-speed packet access (HSPA) network being built under a network sharing agreement, and a new basic brand and service, TELUS expects to be well-positioned to respond to the arrival of these new entrants.

To compete more effectively in serving various customer segments, TELUS launched a basic brand and service called Koodo Mobile in March 2008. Koodo Mobile has been successful to date, positively affecting subscriber loading. TELUS anticipates average revenue per subscriber unit (ARPU), cost of acquisition (COA) and cost of retention (COR) pressures as competitors increase subsidies for handsets particularly for smartphones, lower airtime and wireless data prices and other incentives to attract new customers. As Canadian wireless penetration increases, industry net loading is expected to shift towards value brands and prepaid products.

Wireless competition has also intensified due to an increased emphasis on multi-product bundles and new data plans. This emphasis could pressure TELUS’ ARPU and increase its churn and COA. TELUS’ Mike Push To Talk (PTT) service also faces increasing competition, due primarily to the emergence of e-mail and wireless data products as a substitute for the dispatch and fleet management applications of Mike PTT.

In October 2008, TELUS announced its commitment to long-term evolution (LTE) as the technology for its fourth generation (4G) wireless broadband network. As an interim step, TELUS began building a national next generation wireless network based on HSPA technology with service expected to be launched by early 2010. The Company also announced it has entered into an HSPA network sharing agreement with Bell Canada. This agreement builds on and enhances an agreement signed in 2001 and is expected to enable TELUS to lower the cost, accelerate deployment on a national basis, optimize cell-site utilization, and maximize potential operating efficiencies.

Currently, TELUS operates CDMA and iDEN wireless networks. These technologies are estimated to represent less than 20% of global wireless subscribers. TELUS’ global system for mobile communication (GSM) competitor, Rogers, currently enjoys advantages in breadth of handset selection, earlier availability of certain devices and lower handset costs. With TELUS’ announced HSPA build, these advantages may decrease beginning in early 2010.

Competition from adjunct wireless technologies may increase

While adjunct wireless technologies, like fixed WiMax and Wi-Fi (wireless fidelity), are continuing to develop, their associated economic viability remains unproven. Regardless, increased competition is expected through the use of licensed and/or unlicensed spectrum to deliver higher-speed data services. At the end of November 2008, Industry Canada granted a licence to Craig Wireless to move its fixed service in Vancouver to mobile, consistent with this policy. Look Communications announced that it was looking to sell similar spectrum in Ontario and Quebec. These technologies offer portable data capabilities that can overlap in some instances with mobile 3G such as EVDO. (See Section 10.2 Technology.) TELUS considers this Craig Wireless licence change to be a sign that the 2.5/2.6 GHz band may increase competitive intensity in the mobile market.

Certain non-traditional telecom players, such as municipalities, may contemplate launching fixed wireless ventures in urban and suburban locations, as has been the case in the United States. Though many municipal Wi-Fi network initiatives have failed to gain meaningful share in the marketplace, there can be no assurance that new or existing services offered by TELUS will be competitive with such fixed wireless services, or will be available on time, or that TELUS will be able to charge incrementally for the services.

Risk mitigation in wireless markets: TELUS launched its basic brand, Koodo, to compete with other basic brands and gain market share in Canada. TELUS has a strong premium brand, a robust EVDO network, and an expected national HSPA footprint by early 2010 to respond to increasing competition. TELUS intends to continue the marketing and distribution of innovative and differentiated wireless services; investing in its extensive network; evolving technologies when deemed prudent; and acquiring spectrum, as appropriate, to facilitate service development and profitable expansion of the Company’s subscriber base. In the May 2008 AWS auction, TELUS acquired sufficient spectrum assets to support long-term growth. TELUS continues to monitor wireless technology developments and takes a proactive approach to product testing and development.

10.2 Technology

Technology is a key enabler for TELUS and its customers, however, technology evolution brings risks, uncertainties and opportunities. TELUS is vigorous in maintaining its short-term and long-term technology strategy to optimize the Company’s selection and timely use of technology, while minimizing the associated costs, risks and uncertainties. The following identifies the main technology risks and uncertainties and how TELUS is proactively addressing them.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly. This evolution enables higher broadband access speeds and is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, and the desire of service providers like TELUS to offer new services, such as IP TV, that require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre further out from the central office, thus shortening the copper loop portion of the access network and using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation expenses.

Risk mitigation: TELUS actively monitors the development and carrier acceptance of competing proposed FTTx standards (fibre to the Home, Curb, Pedestal or Neighbourhood). One or more of these fibre-based solutions may be a more practical technology to deploy in new greenfield neighbourhoods or multiple-dwelling units than the current copper loops. In addition, TELUS is exploring business models for the economical deployment of fibre-based technologies in areas currently connected by copper.

In 2005, TELUS began shortening copper loops using a fibre to the neighbourhood (FTTN) access architecture by deploying remote digital subscriber line access multiplexers (DSLAMs) at extended reach access (ERA) sites. At this time, TELUS is deploying ADSL2+ technology, a generation of ADSL technology that enables link rates at up to 24 megabits per second (Mbps) to the customer premises, compared with up to 8 Mbps for ADSL. ADSL2+ technology is backward-compatible with ADSL and takes advantage of TELUS’ investments in ERA copper/fibre access infrastructure and in the installed base of ADSL modems. In 2008, TELUS anticipated starting the deployment of very high bit rate digital subscriber line (VDSL2) and VDSL2 bonding technologies in certain urban areas to extend the capabilities of the copper loops to at least double previous speeds, up to 80 Mbps. However, chipset delays have resulted in the delay of VDSL2 introduction until 2009.

In 2007, TELUS began partnering with developers of multiple-dwelling units (MDUs) to build future-friendly buildings. In these greenfield buildings, TELUS placed fibre to the building and deployed category 5E data cables within the building to deliver up to 100 Mbps services to customers in these buildings. In 2008, TELUS also completed field trials of FTTH technologies utilizing standards-based gigabit passive optical network (GPON) technology.

The evolution of these access architectures and corresponding standards, enabled with Quality of Service standards and network traffic engineering, all support the TELUS Future Friendly Home strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analog telephony is evolving and cost savings are uncertain

TELUS continues to monitor the evolution of IP-based telephony technologies and service offerings and is developing and testing a consumer solution for IP-based telephony over broadband access in accordance with TELUS’ strategy and standards. This solution could provide additional telephone services over the same line as legacy analog telephone service or could replace the legacy analog telephone service. One of the realities of VoIP in the consumer space is that the actual state of technology developed to inter-work telephony, video and Internet access on the same broadband infrastructure is in its infancy and there are risks and uncertainties to be addressed, such as ensuring all services can be delivered simultaneously to the home (and to different devices within the home) with uncompromised quality. These issues are exacerbated when the exchange of information is between service providers with different broadband infrastructures.

A long-term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced Future Friendly Home services. Pursuing this strategy to its full extent would involve transitioning TELUS’ standard telephone service offering to IP-based telephony and phasing out legacy analog-based telephone service. To this point, TELUS’ legacy voice network infrastructure could be simplified if regular analog telephone lines were discontinued in favour of digital-only broadband access lines supporting all services including telephony, Internet and video. This would, for example, allow inexpensive high-bandwidth conventional Ethernet to be used as the broadband access technology in the multiple-dwelling unit model. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. TELUS needs to support both legacy and broadband voice systems for some time and, therefore, is expected to continue to incur costs to maintain both systems. There is a risk that investments in broadband voice may not be accompanied by decreased costs of maintaining legacy voice systems. There is also the risk that broadband access infrastructure and corresponding IP-telephony platforms may not be in place in time to avoid some re-investment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, resulting in some investment in line adaptation in non-broadband central offices.

Risk mitigation: TELUS continues to monitor and conduct trials of IP-based voice technologies to better assess their technical applicability and evolving cost profiles, as well as to determine the appropriate timing for implementation by service area in line with TELUS’ commitments to the CRTC and its customers. TELUS is making investments in FTTN technologies and access technologies that enable a smoother future evolution of IP-based telephony. TELUS is also working with manufacturers to optimize the operations and cost structure of analog systems.

The convergence in a common IP-based application environment for telephony, Internet and video is complex

Traditionally the technology and systems associated with telephony, Internet and video were different from each other and provided little opportunity for common platforms for cost savings and little flexibility to integrate media, services and service development environments. The convergence in a common IP-based application environment, carried over a common IP-based network, provides opportunity for cost savings and for the rapid development of more advanced services that are more flexible and easier to use. Further, the global standards for drawing together classic wireline and wireless services into a combined architecture using an IP multimedia subsystem are being actively ratified. However, the transformation from individual traditional silo systems and architectures to a common environment is very complex.

TELUS has commercially launched an IP TV system, called TELUS TV. In 2008, TELUS launched HD TV for both broadcast and VOD content as well as PVR technologies. TELUS TV utilizes middleware designed specifically for video delivery. The middleware is designed to allow complex signalling communication between application software and system hardware in the network, and in the set-top box in the home. Given that IP TV is in an early stage of development, there are potential quality and reliability risks, and risk of obsolescence with middleware technology.

Risk mitigation: TELUS has the ability, if advantageous or necessary, to switch middleware without disruption to its TV offering in the marketplace. TELUS is also mitigating this risk through modular architectures, lab investments, partnering with system integrators where appropriate, and using hardware that is common to most other North American IP TV deployments. TELUS is striving to ensure that its IP TV deployment is part of an open framework that will fit into the overall transformation strategy once standards are ratified and the actual implementations have stabilized, particularly with the set-top box. In addition, TELUS is active in a number of standards bodies such as the MEF and IP Sphere to ensure its IP infrastructure strategy leverages standards-based functionality to further collapse and simplify the TELUS networks.

Support systems will increasingly be critical to operational efficiency

TELUS currently has a very large number of interconnected operational and business support systems, and the complexity is increasing. This is typical of incumbent telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining competitive position and profit margins. TELUS is proactive in evolving to next generation support systems. As next generation services are introduced, they should be designed to work with both legacy and next generation support systems, which introduces uncertainty with respect to the costs and effectiveness of the solutions and the evolution.

Risk mitigation: In line with industry best practice, TELUS’ approach is to separate the business support systems from the operational support systems and underlying network technology. The aim is to decouple the introduction of new network technologies from the services sold to customers. This should allow TELUS to optimize network costs while limiting the impact on customer services and to facilitate the introduction of new services by removing, where possible, any development dependency on the operational support systems. In addition, TELUS is an active participant in the TeleManagement Forum that is working to develop standard industry-defined modules in order to reduce cost through scale and increase adoption through scope. TELUS has established a next generation OSS-BSS (operations support system — business support system) framework to ensure that, as new services and technologies are developed, they are part of the next generation framework to ease the retirement of legacy systems in accordance with TeleManagement Forum’s Next Generation Operations Systems and Software (NGOSS) program.

Restructuring of equipment vendors may impact the services and solutions TELUS provides

TELUS has a number of relationships with equipment vendors, which are important to supplying the services and solutions TELUS provides to its retail and business customers. TELUS faces the risk that some equipment vendors may experience business difficulties, may not remain viable or may have to restructure their operations, which could impact their ability to support all of their products in future. This may negatively impact the services and solutions TELUS provides.

In January 2009, Nortel Networks filed for creditor protection, which was soon approved by the Ontario Superior Court, shielding the company from creditors and lawsuits while it attempts to restructure. Nortel has advised TELUS that it does not expect this process to impact its normal, day-to-day operations and has assured the Company that maintenance contracts in place with TELUS will continue to be supported and Nortel will continue to perform the services and support under these agreements without interruption. In addition, TELUS sells/resells Nortel solutions to its business customers and as a result may be impacted.

Risk mitigation: TELUS planned for this possibility in terms of future growth, maintenance and support of existing Nortel equipment and services. TELUS has a comprehensive contingency plan for multiple scenarios that might be realized if the situation changes, including exposure to multiple suppliers, and ongoing strong vendor relations. TELUS has selected Nokia Siemens Networks and Huawei Technologies as vendors for its next generation HSPA network build occurring in

2009 and 2010. There can be no guarantee that the outcome of the Nortel restructuring will not affect the services that TELUS provides to its customers, or that TELUS will not incur additional costs to continue providing services.

CDMA and iDEN wireless technologies may become inferior and new HSPA network build may not go as planned

The wireless industry continues to expand the deployment of second generation (2G), third generation (3G) and emerging 4G technologies to deliver increased data speeds required for many new wireless, IP and data services. TELUS’ evolution to next generation wireless technologies involves services and devices that meet the requirements of the Company’s current and future subscriber base.

TELUS continues to support CDMA2000 3G wireless services on its digital CDMA PCS (personal communication services) and cellular networks. TELUS has deployed technology enabling EVDO revision A (DOrA) services that were turned up in most markets in 2007. While TELUS has enjoyed commercial success with the CDMA2000-based technologies, and believes the economies of scale for CDMA2000 will continue for some time in the future, there can be no assurance that these economies of scale will continue without disruption. Further, there can be no assurance that the CDMA2000 path will continue to mature beyond DOrA into capabilities that will effectively compete with the emerging UMTS/HSPA path in terms of speeds and device types.

Implementation of HSPA and 4G network technologies and systems: TELUS and Bell Canada have previously announced a joint HSPA network build with service expected by early 2010, demonstrating TELUS’ commitment to a technology path that provides an optimal transition to 4G LTE. Though this agreement builds the foundation for reducing capital and operating costs, there is no limitation on either party from building further network infrastructure to meet future and changing business requirements. Accordingly, there is the risk that TELUS’ future capital expenditures may be higher than those recorded historically and expected for 2009.

In addition, the expected timing and completion of the HSPA network are subject to various risks and uncertainties, including vendor performance and delivery related to completion of the network build and sharing agreement with Bell Canada; risks of relying on Bell Canada to complete its respective HSPA network build-out on schedule; handset incompatibility with network technology; roaming revenue risk from foreign carriers; risks associated with the integration of billing and IT systems (see Section 10.5 Process risks); and other anticipated and unanticipated costs, expenses and risk factors relating to TELUS or affecting Bell Canada or the selected suppliers. Other risks and uncertainties include: expected benefits, efficiencies and cost savings from the new HSPA or LTE technology or related services may not be fully realized; transition of services or technology will be more difficult and/or expensive than expected; new HSPA services may lead to faster than expected transition from TELUS’ existing services causing increased COA and COR expenses; and LTE may not emerge as the worldwide 4G technology standard as expected.

While TELUS plans to leverage the HSPA economies of scale found in the family of Third Generation Partnership Project (3GPP) technologies, there can be no assurance that these economies of scale will be better or worse than past experiences with CDMA2000-based technologies.

In 2008, CDMA2000 operators Verizon, MetroPCS, and Telstra announced their intentions to migrate to LTE. Similarly, many HSPA operators such as AT&T, T-Mobile Germany, Vodafone, NTT DoCoMo and China Mobile have announced their intentions to migrate to LTE. Although LTE is part of the technology evolution of a mature HSPA platform deployed by over 50 operators worldwide, some operators seeking to deploy LTE could influence the diversion of resources from HSPA development by the vendor and operator communities.

TELUS’ Mike service is differentiated against current CDMA-based PTT services in Canada in that Mike’s Direct Connect (iDEN PTT) has superior call set-up time and inter-call latency. With its Mike service and CDMA-based Instant Talk service, TELUS remains the Canadian leader with the largest number of subscribers using PTT. Notably, there is currently no GSM-based PTT service in the Canadian market, but there is risk that one could be introduced in the future.

Sprint-Nextel, the largest single operator of the iDEN technology, has publicly committed to improve and market the iDEN network for PTT-centric customers in the United States to 2012 and beyond. Sprint-Nextel announced that it will utilize Q-Chat technology, developed by Qualcomm, to provide future PTT services on its EVDO revision A (DOrA) CDMA network in addition to its PTT services on the iDEN network. Sprint-Nextel is expected to promote interoperability between its iDEN PTT base and Q-Chat PTT service through a gateway technology once the Q-Chat service is launched. While a strong iDEN technology ecosystem has also developed at Nextel International outside of the U.S., there is no assurance that Sprint-Nextel will remain committed to iDEN technology.

Risk mitigation: As common and continual practice, TELUS optimizes capital investments to enable positive payback periods and strong flexibility to consider future technology evolutions. Certain capital investments, such as towers, leasehold improvements and power systems, are technology agnostic. TELUS has chosen to invest in HSPA to offset the risk of the uncertain long-term competitiveness of CDMA and iDEN technologies. TELUS also has a migration initiative underway to strategically move certain CDMA2000 and Mike subscribers to high-speed data capable PCS services, thereby providing the potential to increase utilization of data services and revenue stability. TELUS expects to leverage the economies of scale and handset variety with the HSPA device portfolio, while continuing to take advantage of both the CDMA and iDEN device portfolios.

By reaching an agreement with Bell Canada to jointly build out an HSPA network, TELUS is better able to manage its capital expenditures and more quickly deliver a commercial network than it could otherwise accomplish. TELUS’ continued roaming/resale agreements with Bell Canada are possible because both companies have a similar mobile technology path and vendors, and an existing relationship in this arena. TELUS’ continued partnership with Bell Canada is expected to provide cost savings beyond the initial network build and flexibility to invest in service differentiation.

TELUS maintains a close liaison with its network technology suppliers and operator partners to influence and benefit from developments in iDEN, CDMA, and HSPA technologies. By contracting TELUS’ suppliers to provide technology solutions that are amenable to future advancements like LTE, TELUS can mitigate the operational disruption during technology transitions. Fundamental to TELUS’ strategy is the reuse and redeployment of application servers and network elements that are access-agnostic, such as messaging (voice and text), into the latest radio access technology such as HSPA. This enables TELUS to invest in radio-based technologies as they evolve and as required, without the need to replace these application servers.

Emerging wireless technologies represent both an opportunity and a competitive threat

Wireless technologies and protocols continue to be developed and extended for a variety of applications and circumstances, such as the Institute of Electrical and Electronics Engineers (IEEE) 802.xx suite of standards. A number of wireless technologies are capable of exploiting both licensed and unlicensed spectrum for fixed and future mobile applications. While TELUS constantly reviews and examines such developments, and may from time to time choose to utilize a number of these technologies, there can be no assurance that these developments may not adversely impact TELUS in the future.

In particular, the emergence of new WiMax and Wi-Fi networks may have a significant impact on traditional wireless services. Further, this may also trigger an accelerated incremental investment in next generation wireless infrastructures.

In recent years, TELUS and certain of its current and potential competitors have acquired, through auction, regional radio spectrum licences in the 3.5 GHz and 2.3 GHz frequency bands. This spectrum can be used for the deployment of high bandwidth wireless services utilizing fixed WiMax (802.16) wireless technology. WiMax is an emerging wide area wireless technology standard that will allow high bandwidth services that could compete with 3G wireless services. Future mobile WiMax (802.16e) service could operate in 3.5 GHz and 2.3 GHz bands, though no current licence holders have commercially deployed to date in those bands and there is no guarantee that these technologies will be commercially successful using those bands.

U.S. operator Sprint is expected to sell its WiMax business and merge it with Clearwire. Under the newly formed company, Clearwire is deploying mobile WiMax (802.16e) in the 2.5 GHz spectrum band, largely marketed to date as an alternative connectivity service. In Canada, the same 2.5 GHz spectrum band is restricted to fixed and portable services only. There is no assurance that Canadian carriers with spectrum in this band cannot use 2.5 GHz for mobility services through Industry Canada provisions or that Canadian carriers will not deploy and market WiMax wireless services more aggressively. In 2006, Industry Canada issued a policy that provides for a claw back of a portion of the 2.5 GHz band for auction when mobile service is implemented in the band. (See Section 10.3 Regulatory.) Inukshuk, a joint venture of Bell and Rogers with spectrum in this band, could upgrade to mobile WiMax (802.16e) once it matures to offer capabilities similar to existing 3G networks. There can be no assurance that these emerging wireless technologies will represent a greater opportunity than threat for TELUS.

Risk mitigation: TELUS proactively analyzes and tests emerging and alternative wireless access technologies to assess the opportunities and threats. In parallel, TELUS continues to invest in network upgrades that are technology-agnostic and can be levered across various access technologies, such as towers, leasehold improvements and power systems. TELUS supports global standards and the technology strategy team has executed numerous trials to gauge the benefits and costs. Emerging wireless technologies are enabled only by spectrum, whether licensed or unlicensed, provided by Industry Canada. TELUS actively engages with the governing bodies to elicit and influence the regulatory environment towards an amenable, healthy, and free market framework for TELUS and the wireless industry at large.

10.3 Regulatory

Regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues

TELUS’ telecommunications and broadcasting services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), Industry Canada and Canadian Heritage. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as local residential and business services in selected exchanges, long distance and some data services, and does not regulate the pricing of wireless services. Local telecommunications services that have not been forborne are regulated by the CRTC using a price cap mechanism. Major areas of regulatory review currently include the regulatory framework for wholesale services (services provided on a mandated basis to competitors) and the utilization of the funds in the ILECs’ deferral accounts.

The outcome of the regulatory reviews, proceedings and appeals discussed below and other regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues.

Implementation of phase II wireless enhanced 911 (E9-1-1) services

On February 2, 2009, the CRTC issued Telecom Policy CRTC 2009-40, directing Canadian wireless service providers to implement wireless phase II E9-1-1 service by February 1, 2010, and ruling that wireless service providers are responsible for their own costs of implementation. Wireless phase II E9-1-1 services will automatically provide E9-1-1 call centres with more precise location information when a person calls 9-1-1 emergency services from their wireless handsets. Wireless phase II E9-1-1 services will provide the caller’s location using a GPS-based system, a triangulation method using the nearest cellular towers, or a combination thereof. The CRTC has ordered all Canadian wireless providers to implement wireless phase II E9-1-1 services in the same areas where wireline E9-1-1 services were already available by February 1, 2010 (stage 1). The CRTC is expected to issue a decision on stage 2 of phase II E9-1-1 (providing mid-call location updates) after a working group tables its recommendations later in 2009. TELUS is working to meet the requirements of this CRTC decision, but there can be no assurance that TELUS can successfully implement the first stage of wireless phase II E9-1-1 services across its entire wireless operating territory by February 1, 2010.

2008 AWS spectrum auction

In July 2008, Industry Canada completed the spectrum auction for mobile wireless services at 1.7/2.1 GHz (AWS). This auction contained favourable conditions for new entrants such as a 40 MHz spectrum set-aside and mandated roaming and tower sharing. Industry Canada outlined detailed rules surrounding the implementation of mandated roaming and tower sharing, chief among which is the imposition of arbitration to settle any disputes between new entrants and incumbents relating to roaming or tower/site sharing. TELUS expects to face new competition in the future as a result of this auction, which is expected to adversely affect the market share of existing wireless carriers. Notwithstanding, the number, geographic coverage, and timing of launch of new entrants remain uncertain due to build-out costs, capital market conditions and restrictions on foreign investment.

Future availability of wireless spectrum

Industry Canada plans to auction spectrum in both the 700 MHz and 2.5/2.6 GHz bands in the 2010 to 2011 timeframe. The release of future wireless spectrum in these bands could facilitate expansion for incumbents and provide additional opportunities for new entrants to offer wireless broadband services. There is uncertainty regarding the government’s timing and position in regulating these potential spectrum bands. TELUS expects a 700 MHz spectrum auction discussion paper sometime in mid- to late 2009. However, it is possible that most new spectrum will not be available for mobile purposes prior to 2011 or 2012.

Currently, spectrum at 2.5 GHz has been used for fixed wireless and fixed wireless broadcast applications. However, this spectrum band has been given a primary mobile designation by Industry Canada and is anticipated to become a common global band for mobile services. In 2006, Industry Canada issued a policy that provides for a claw back of a portion of the band for auction when mobile service is implemented within the band, and has announced that it intends to auction unassigned portions of the multipoint distribution service portion of the band. At the end of November 2008, Industry Canada granted a licence to Craig Wireless to move its fixed service in Vancouver to mobile, consistent with this policy. At the same time Look Communications announced that it was looking to sell similar spectrum in Ontario and Quebec.

TELUS expects a 2.5 GHz spectrum auction discussion paper to be announced in mid- to late 2009 and an auction to be scheduled sometime in 2010 or later.

Competitors Bell and Rogers hold significant amounts of spectrum at 2.5 GHz through their Inukshuk partnership, have deployed a fixed wireless solution in major cities including Toronto, Montreal, Calgary, Edmonton and Vancouver, and are marketing portable DSL service with moderate print and billboard campaigns. Although TELUS has experienced only limited competition from this and similar services to date, there can be no assurance that future marketing of these services will not negatively impact TELUS’ wireless or wireline services.

Local forbearance

On December 14, 2006, the Governor in Council issued a direction to the CRTC to rely on market forces to the maximum extent feasible; to ensure technological and competitive neutrality and enable competition from new technologies; to use tariff approval mechanisms that are as minimally intrusive as possible; to complete a review of the framework for mandated access to wholesale services; to publish and maintain performance standards for its various processes; and to continue to explore new ways of streamlining its processes.

On April 4, 2007, the Governor in Council issued Order in Council P.C. 2007-532 and varied Decision 2006-15 by changing the criteria for local forbearance for residential and business local exchange services. Instead of requiring at least 25% market share loss in large local forbearance regions (Decision 2006-15), the Order in Council requires two independent facilities-based competitors (of which one can be a wireless service provider) capable of serving at least 75% of the residential lines for forbearance based on local exchange areas. For business local exchange service, forbearance is granted when one facilities-based competitor is able to serve at least 75% of the business lines.

The Order in Council reduced the number of quality-of-service indicators that must be met for the six-month period prior to the forbearance application. The Order in Council also removed restrictions on winbacks (i.e. delays on actions to regain customers who have changed to a competing service provider) and promotions by the incumbent telephone companies.

Since the Order in Council was issued, TELUS has obtained forbearance for about two-thirds of its incumbent local residential service lines and local business service lines in B.C., Alberta and Eastern Quebec.

As a result of the forbearance granted for local residential and business services, TELUS believes it has significantly enhanced flexibility in pricing, promotions and bundling to compete with other providers of these services. However, TELUS has no assurance that it will be able to prevent further market share loss in these markets or that it will be able to obtain forbearance in other exchanges where it is facing competition for residential and business customers.

Price cap regulation

Price cap regulation continues to apply to a basket of local services provided by ILECs. TELUS is subject to price cap regulation as an ILEC in B.C., Alberta, and Eastern Quebec. On April 30, 2007, the CRTC issued Decision 2007-27 (third price cap period) and established an open-ended price cap regime.

The CRTC removed the productivity adjustment from the Residential Services in non-high cost serving areas (non-HCSA or urban) price cap basket and the Other Capped Services price cap basket. For the Competitor Services price cap basket, the CRTC reduced the productivity adjustment from inflation minus 3.5% to inflation minus 3.2%. The Commission moved residential optional local services and service bundles containing residential local exchange service to the Uncapped Services basket (no upward pricing constraints).

The CRTC capped residential service rates in urban areas at existing levels and limited annual rate increases in rural areas to the rate of inflation (to a maximum of 5%). However, the CRTC removed restrictions on rate de-averaging for residential local service and optional local services. Subsequent to the price cap decision (Decision 2007-106), the CRTC also removed restrictions on rate de-averaging for business and pay telephone services.

The CRTC incorporated a deferral account into the second price cap period to which an amount equivalent to the cumulative annual productivity adjustments for residential services in non-high cost serving areas was added. Since the CRTC removed these productivity adjustments in Decision 2007-27, the CRTC also determined that the deferral account was no longer required.

In February 2006, the CRTC determined in Decision 2006-9 that the funds accumulated in the ILEC deferral accounts would be used to expand broadband services to rural and remote communities and to improve accessibility to telecommunications services for individuals with disabilities. After receiving proposals from the ILECs in response to Decision 2006-9, the CRTC launched a further proceeding in November 2006 (Public Notice 2006-15) to further explore the ILECs’ proposals.

On July 6, 2007, the CRTC issued Decision 2007-50, which partially approved TELUS’ broadband expansion proposal for locations in B.C. and Eastern Quebec. TELUS is still waiting for the CRTC’s final decision in this proceeding on the balance of its broadband expansion proposal and its proposals to improve accessibility to telecommunications services for individuals with disabilities.

On January 17, 2008, the CRTC issued Decision 2008-1 and approved an additional 119 communities in B.C., Alberta and Eastern Quebec for broadband expansion (subsequently reduced to 102 communities following a competitor’s appeal). The CRTC also approved TELUS’ proposed initiatives to enhance accessibility to telecommunications services for the disabled. The CRTC determined in Decision 2008-1 that any funds remaining in the ILEC deferral accounts after the initiatives to expand broadband services and to improve accessibility to telecommunications services for individuals with disabilities are completed will be refunded to customers.

TELUS is also waiting for three appeals to be heard by the Supreme Court of Canada on how the funds in the ILECs’ deferral accounts should be treated. There is no guarantee that the ILECs will be able to proceed with their proposals for the use of deferral account funds pending the outcome of the appeals to the Supreme Court, as described in Section 7.8 under Commitments and contingent liabilities.

Review of certain Phase II costing issues

In Decision 2008-14, issued on February 21, 2008, the CRTC standardized many aspects of the Phase II costing methodology used by the ILECs to determine costs for regulated telecommunications services. In the first quarter of 2009, the CRTC will complete a review of the remaining components of Phase II costing not addressed in the proceeding leading to Decision 2008-14. TELUS has no assurance that the costing methodologies adopted by the CRTC will not dampen TELUS’ ability to effectively market its products and services.

Essential services

In March 2008, the CRTC issued Decision 2008-17, which established a new regulatory framework for wholesale services. The CRTC revised the definition of an essential service and assigned wholesale services to six categories of services. Only one category of services will be phased out after a period of three to five years and the pricing rules for wholesale services are generally the same as in the previous regime. TELUS has no assurance that the new regulatory regime for the continued provision of essential and non-essential services to competitors will not be more onerous than the previous regime. The CRTC indicated that it will conduct another review of the regulatory framework for wholesale services after six years.

Quality-of-service monitoring

In November 2008, the CRTC issued Decision 2008-105, which eliminated the rate adjustment plan and associated rate rebates for ILECs that do not meet approved quality-of-service standards. As well, the CRTC reduced the number of quality-of-service standards indicators from 17 to three and established a process to determine the quality-of-service monitoring regime that will be used in non-forborne areas. TELUS has no assurance that the regulatory regime for quality-of-service monitoring will not be more onerous than the current regime.

TELUS’ broadcasting distribution undertakings

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (both licensed in August 2003) and Eastern Quebec (licensed in July 2005). TELUS also holds a licence to operate a national VOD undertaking (licensed in September 2003). TELUS is in the process of renewing its licences which were issued in 2003. TELUS expects to be granted renewal of these licences for another full seven-year term although there can be no assurance that this will be the case.

The CRTC has issued a revised policy for broadcasting distribution undertakings in Broadcasting Public Notice 2008-100. In this policy, the CRTC has increased contribution requirements of distribution undertakings by 1% of gross revenues. This policy also altered the framework regarding the offering of distant over-the-air television signals, which will likely make the offering of time-shifting packages more expensive. The new policy framework also provides for new flexibility for broadcasting distribution undertakings (BDUs) in packaging of Canadian and foreign programming services. These changes will take effect at the same time as the digital conversion of analog over-the-air signals in August 2011.

CRTC review of new media and Internet traffic management practices

The CRTC has initiated a proceeding to review its exemption orders regarding new media broadcasting undertakings (which dates back to 1999) and mobile television broadcasting undertakings (which was issued in 2005). The CRTC has a policy of reviewing its exemption orders every five years and so it may be considered that a review of the new media exemption order is long overdue. The CRTC has launched a public hearing (Broadcasting Notice of Public Hearing 2008-11) for this review and initial comments have been filed. Some of the proposals made in this first round of comments, which will be considered by the CRTC at the oral hearing beginning in February 2009, include mandating a contribution requirement for ISPs to create a fund to subsidize the creation of Canadian new media content and implementing incentives for the promotion of Canadian new media content on the Internet. These proposals all raise significant jurisdictional, public policy and enforcement issues for the CRTC but there can be no assurance that the CRTC will not attempt to implement some measures to benefit Canadian new media content. A decision is expected by the end of 2009.

The CRTC has also initiated a separate proceeding to investigate the traffic management practices of Canadian ISPs. This follows a decision by the CRTC denying a request to have Bell halt its traffic shaping (or throttling) on its wholesale ADSL access service. The CRTC’s review of traffic management practices will include both wholesale and retail services and will discuss such issues as the growth of Internet traffic and how this has affected ISP networks and what (if any) practices might violate the unjust discrimination or control of content rules in the Telecommunications Act. An oral hearing is scheduled for July 2009 and a decision (which may set out some broad principles or guidelines under which the Commission will review future contested network management practices) is not expected until early 2010.

Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in

Canada and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, specialized mobile radio (SMR), enhanced specialized mobile radio and PCS systems, among others, require such licences. TELUS’ PCS and cellular licences include various terms and conditions, such as: meeting Canadian ownership requirements, meeting obligations regarding coverage and build-out, spending at least 2% of certain PCS and cellular revenues on research and development, annual reporting and resale to competitors. While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences that have not been obtained via spectrum auction. There can be no assurance that Industry Canada will not seek to increase these fees in the future.

700 MHz spectrum: The U.S. had a spectrum auction for the 700 MHz spectrum in January 2008. There is speculation that Industry Canada may also initiate an auction consultation process for spectrum at 700 MHz. There is no guarantee that the Canadian government will not reserve spectrum for new entrants or that it will not adopt some open access provisions for some of this spectrum as was done in the U.S.

800 MHz re-banding: In 2004, the U.S. Federal Communications Commission (FCC) released a Report and Order adopting a plan to resolve interference to public safety radio systems in the 800 MHz band. Sprint-Nextel’s iDEN system was identified as the primary contributor of this interference. The U.S. is planning to realign the band so that public safety systems would be relocated to the bottom of the 800 MHz band and Sprint-Nextel’s iDEN system would operate in the upper part of the band.

In Canada, the TELUS Mike (iDEN) network also uses this same frequency spectrum. Because each site for the Mike network is analyzed and licensed individually, TELUS and Industry Canada have been able to minimize the number of public safety interference issues to a few across the country versus more than 1,500 in the U.S.

However, TELUS has an existing special co-ordination procedure (SCP), endorsed by both Industry Canada and the FCC, wherein TELUS and Sprint-Nextel utilize each other’s channels within their respective iDEN networks at specific border areas across the country. These channels serve to increase the number of available channels available to both networks to better serve the area. The re-alignment threatens the continued use of the channels specified in the SCP.

While discussions with both the Canadian and U.S. regulators indicate that TELUS should be able to continue to have access to a certain number of SCP channels in the border areas, until such time as the U.S. announces its final decision, there is no assurance that TELUS will be able to continue to use these channels.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’ subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

In June 2008, the Competition Policy Review Panel provided its final report to the Minister of Industry. The Panel made a number of recommendations to liberalize foreign ownership rules pertaining to the telecommunications and broadcasting sectors. TELUS anticipates that the chances for removal of foreign ownership restrictions under a minority government are low. If foreign ownership restrictions were reduced or eliminated, the risk of entry of a new telecommunications carrier that is foreign-owned or financed would be heightened.

Risk mitigation for regulatory matters: TELUS advocates a regulatory environment that relies, to the greatest extent possible, on market competition rather than regulatory intervention. TELUS believes this is in the best interest of customers. TELUS has also supported the relaxation of foreign ownership restrictions in the past, but believes that any such relaxation must be on an equal basis for all broadcasting and telecommunications companies.

10.4 Human resources

Reliance on key personnel

The success of TELUS is largely dependent on the abilities and experience of its key employees. Competition for highly skilled and entrepreneurial management and other key employees is intense in the communications industry. The loss of certain key employees, or deterioration in employee morale resulting from organizational changes, unresolved collective agreements or ongoing cost reduction, could have an adverse impact upon TELUS’ growth, business and profitability. The largest contributor to this risk is the expected near-term increase in retirements by team members from Canada’s post-Second World War baby boom generation.

Risk mitigation: The compensation program at TELUS is designed to support its high-performance culture and is both market-driven and performance-based. This includes medium-term and long-term performance incentives including employee performance bonuses at an individual, business unit and organizational level; share option awards, restricted stock units (RSUs) and the TELUS Employee Share Purchase Plan; and a benefits program that allows the tailoring of personal benefits choices to suit individual needs. Medium and long-term performance incentives for certain key personnel include primarily three-year vesting periods for share options and RSUs. By striving to ensure TELUS’ compensation remains competitive, the Company seeks to maintain the ability to attract and retain key personnel. Recent global economic turmoil and reduced value of shares and equity portfolios may reduce the effectiveness of some retention incentives, as well as reduce employee turnover.

For 2009, the need to maintain operating margins and fund strategic growth initiatives along with current pressures in the global economy and the capital markets led to a decision to freeze the annual management compensation review program this year. As a result, base salaries and individual target percentages for performance bonuses will remain unchanged in 2009, except in extraordinary cases. To help contain expenses further, the Company is having employees increase their share of the increased costs associated with the 2009 benefits program, such as helping fund increased long-term disability premiums, and absorbing a portion of increased inflation costs for extended health and dental plans. Through direct and upfront communication to all employees, the Company hopes to manage engagement and morale issues with respect to the compensation program. The Company will continue to focus on other factors which have a clear alignment with engagement including performance management, career opportunities, training and development and recognition. TELUS also continues to implement targeted retention solutions for employees with talents that are scarce in the marketplace.

Collective bargaining at TELUS Québec

Collective bargaining in the TELUS Québec region is expected to continue in 2009 for two small collective agreements. The first is with the Syndicat des agents de maîtrise de TELUS (SAMT) covering 20 professional and supervisory team members in Quebec that expired on March 31, 2007. The second is with the Syndicat québécois des employés de TELUS (SQET) covering approximately 1,000 trades, clerical and operator services team members that will expire on December 31, 2009. In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned or that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement. However, the SQET collective agreement does not expire until the end of 2009 and under the terms of the Canada Labour Code, no legal work stoppage can occur until after certain statutory conditions are met, including expiration of the collective agreement. Risks associated with a legal work stoppage in 2009 are considered low.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. As is prudent in any round of collective bargaining, while negotiations proceed, any potential need to continue operations in response to work disruptions will be addressed through contingency planning.

10.5 Process risks

TELUS systems, processes and internal reorganizations could negatively impact financial results and customer service.

Systems and processes

TELUS has numerous complex systems and process change initiatives underway, including a multi-year, multi-phase development of a new billing system for the wireline segment. However, risks were reduced in 2008 with the successful implementation of the next phase of the converged billing and client care system for residential customers in B.C. For the first time, a majority of more than two million residential customers in B.C. and Alberta are supported by one integrated system. Future development and integration activities include migration of remaining B.C. and Alberta residential customers to the integrated system, strengthening the foundation and providing additional capabilities to enhance the customer and call centre agent experience. In addition, the organization will leverage components of the system to address needs in other areas of business within the Company.

There can be no assurance that the full complement of the Company’s various systems and process change initiatives will be successfully implemented, or that sufficiently skilled resources will be available to complete all key initiatives planned for 2009 and beyond. For example, the successful commercial launch of the Company’s HSPA service by early 2010 (see Section 10.2 Technology) is dependent in part on the successful implementation of new billing and IT systems. There is usually risk that some projects may be deferred or cancelled, which could negatively impact TELUS’ processes and ability to effectively launch new products and services; achieve and maintain a competitive cost structure; provide competitive customer service; and deliver better information and analytics to management.

Risk mitigation: In general, TELUS strives to ensure that system development priorities are selected in an optimal manner. TELUS’ project management approach includes extensive risk identification and contingency planning, scope and change control, and resource and quality management. The quality assurance of the solutions includes extensive functional, performance and revenue assurance testing, as well as capturing and utilizing lessons learned. In addition, TELUS often moves its business continuity planning and emergency management operations centre to a heightened state of readiness in advance of major systems conversions.

Large complex deals

TELUS’ operating efficiency and earnings may be negatively impacted by challenges with (or ineffective) implementation of large, complex deals for enterprise customers, which may be characterized by significant upfront expenses and capital expenditures, and a need to anticipate, understand and respond to complex and multi-faceted enterprise customer specific requirements and stakeholders. There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or desired margins to be realized. The Company may also be constrained by available staff, system resources and co-operation of existing service providers, which may limit the number of large contracts that can be implemented concurrently in a given period and/or increase the cost to TELUS related to such implementations.

Risk mitigation for large complex deals: TELUS has recently implemented internal reorganizations, such as one that consolidated three enabling units, Technology strategy, Network operations and Business transformation, into two integrated teams: Technology strategy and Business transformation and Technology operations. The expected future benefits include streamlined operations, more effective deployment of technologies and supporting systems, cost efficiencies, improved customer service, and better capability to implement large complex deals. TELUS follows industry standard practices for rigorous project management including executive (senior) level governance and project oversight; appropriate project resources, tools and supporting processes; and proactive project specific risk assessments and risk mitigation planning. TELUS also conducts independent project reviews and internal audits to help monitor progress and identify areas which may require additional focus, and to identify systemic issues and learnings in project implementations which may be shared between projects.

Reorganizations

Arising from its operating efficiency program, the Company carries out a number of operational consolidation, rationalization and integration initiatives each year. The initiatives are aimed to improve the Company’s operating productivity and competitiveness. TELUS’ estimate of restructuring costs in 2009 is approximately $50 million to $75 million, compared to $59 million in 2008. There can be no assurance that all planned efficiency initiatives will be completed, or that such initiatives will provide the expected benefits or not have a negative impact on operating and financial results and customer service.

Risk mitigation: TELUS focuses on and manages organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and best practices gained from mergers, business integrations and efficiency-related reorganizations in recent years.

Foreign operations

The increase of resources in TELUS’ international operations (particularly in TELUS International Philippines Inc. call centres in Manila, as well as the Company’s newly expanded activities in the United States and other foreign jurisdictions including Panama, Guatemala, El Salvador, and Barbados) presents unique risks, including country-specific risks (such as different political, legal and regulatory regimes and cultural values), lack of diversity in geographical locations, concentration of customers, different taxation regimes, infrastructure and security challenges, different exposure to and frequency of natural disasters, and the requirement for system processes that work across multiple time zones, cultures and countries. The Philippines operating costs are in pesos, while the revenues are generally in U.S. dollars, exposing TELUS to certain foreign currency risks. There is no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining the different management and cultures, which could result in a negative impact on operating and financial results.

Risk mitigation: TELUS’ strategy is to improve the diversity and geographic distribution of its operations, its customers and conduct of business processing outsourcing activities. The continued expansion of international operations, as noted above, provides TELUS with more geographic diversity, spreads political risk among the foreign jurisdictions, and provides the Company an ability to serve customers in multiple languages and in multiple time zones. In the spring of 2009, TELUS expects to open a call centre in Clark County, Nevada to add on-shore Spanish-language support to its broad suite of call centre and business process outsourcing services for large corporate customers. The new call centre will complement TELUS’ recent purchase of a minority share in an established call centre operation in three Central American countries. TELUS has also implemented a currency hedging program to reduce certain foreign currency exposures. In addition, the Company continues to work with its international operations to extend operational best practices, to integrate and align international and domestic Canadian operations, as appropriate, and to strive to ensure that internal controls are implemented, tested, monitored and maintained.

Integration of acquisitions

Post-merger and post-acquisition activities, such as followed the acquisition of Emergis and Fastvibe in January 2008, include the review and alignment of accounting policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, negatively impacting service levels, competitive position and expected financial results.

Risk mitigation: TELUS has a team that performs a post-merger integration (PMI) function. The PMI team applies an integration model, based on learnings from numerous previous post-acquisition integrations, which enhances and accelerates the standardization of TELUS’ business processes and strives to preserve the unique qualities of acquired operations. PMI begins with strategic, pre-closing analysis and planning, and continues after closing with execution of a plan. Initial plans are re-evaluated and assessed regularly, based on timely feedback received from the integration teams.

10.6 Financing and debt requirements

TELUS’ business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in the capital markets, increased bank capitalization regulations, reduced lending in general, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available, or increase the cost of such capital, for investment grade corporate credits such as TELUS.

Risk mitigation: TELUS may finance future capital requirements with internally generated funds as well as, from time to time, borrowings under the unutilized portion of its bank credit facility, use of securitized accounts receivable, use of commercial paper or the issuance of debt or equity securities. TELUS has access to a shelf prospectus pursuant to which it can offer $2.5 billion of debt and equity. TELUS believes its adherence to its stated financial policies and resulting investment grade credit ratings, coupled with its efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

On March 3, 2008, the Company closed a new $700 million, 364-day credit facility with a select group of Canadian banks. This facility provides incremental liquidity to TELUS and allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. The Company had unutilized credit facilities of $1.15 billion at December 31, 2008, including the 364-day facility. On December 15, 2008, TELUS reached agreement with the participating banks to extend this agreement to March 1, 2010. This extension of the credit agreement in the current difficult credit markets demonstrates TELUS’ capability to finance itself in a challenging environment.

As described in Section 7.6 Accounts receivable securitization, TELUS Communications Inc. (TCI) entered into an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. At December 31, 2008, TCI had received aggregate cash proceeds of $300 million. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd — currently A (low) — failing which, the Company may be required to wind down the program prior to the July 2009 termination date of the agreement. The Company has routinely extended the termination date of the agreement in the past and plans to seek an extension or establish a replacement agreement prior to the current termination date but there can be no assurance it will be successful.

Ability to refinance maturing debt

On August 6, 2008, TELUS’ commercial paper program was increased from a maximum of $800 million to a maximum of $1.2 billion to permit increased access to low-cost funding. At December 31, 2008, TELUS had $432 million of commercial paper issued, which will need to be refinanced on an ongoing basis to enable the cost savings relative to borrowing on the 2012 credit facility to be realized. Capital market conditions may prohibit the rolling of commercial paper at low rates.

Risk mitigation: The Company’s commercial paper program is fully backstopped by the 2012 credit facility. TELUS may refinance amounts drawn on its credit facilities with longer-term maturities. At December 31, 2008, TELUS had no significant amounts of long-term debt maturing until 2011 and 2012. Consistent with past practice, TELUS may also pre-fund or refinance long-term debt prior to maturity. TELUS could also reduce repurchase activity under its normal course issuer bid (NCIB) share repurchase plan to conserve funds for operations or servicing debt. The NCIB program annual approved maximum amount to December 2009 is eight million shares or approximately 2.5% of TELUS’ outstanding shares (2008 program was for a maximum 20 million shares with 6.8 million purchased).

A reduction in TELUS credit ratings could impact TELUS’ cost of capital and access to capital

TELUS’ cost of capital could increase and access to capital might be affected by a reduction in TELUS’ and/or TCI’s credit ratings. There can be no assurance that TELUS can maintain or improve current credit ratings.

Risk mitigation: TELUS seeks to achieve, over time, debt credit ratings in the range of BBB+ to A-, or equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target with a stable outlook. TELUS has financial policies in place that were established to help maintain or improve existing credit ratings. (See Section 7.4 Liquidity and capital resource measures.) TELUS’ credit ratings were confirmed in 2008 by the four credit rating agencies that cover the Company.

Lower than expected free cash flow could constrain ability to invest in operations or make purchases under NCIB share repurchase programs

TELUS expects to generate free cash flow in 2009, which would be available to, among other things, pay dividends to shareholders and possibly repurchase shares. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth or to complete share repurchases. TELUS has set its financial policies with the expectation that taxable income will be generated and that substantial net cash tax payments of approximately $320 to $350 million will commence in 2009, in respect of payments for the 2008 tax year in February 2009 and on an instalment basis for 2009. In addition, the Company expects funding of employee defined benefit pension plans to increase in 2009, as described in Section 1.5. Payment of net cash income taxes and funding of defined benefits plans in the future will reduce the after-tax cash flow otherwise available to return capital to shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to repurchase TELUS shares, or pay dividends according to the target payout guideline.

Risk mitigation: From December 2004 through December 2008, TELUS had sufficient cash flow to repurchase shares under five NCIB programs. See Section 7.3 Cash used by financing activities. As the Company begins paying cash income taxes, it may choose to not renew or to reduce the size of the NCIB share repurchase program, as warranted.

The TELUS Board reviews the dividend each quarter, based on a number of factors including a target dividend payout ratio guideline of 45 to 55% of sustainable net earnings. This review resulted in a 2.5 cent or 5.6% increase in the quarterly dividend payout rate effective with the dividend paid on January 2, 2009. Based on the beginning-of-year level of quarterly dividend and shares outstanding, dividend payments would total approximately $600 million in 2009.

10.7 Tax matters

Income and commodity tax amounts, including tax expense, may be materially different than expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation that pertain to TELUS’ activities are subject to continual change. The Company collects and pays significant amounts of commodity taxes, such as provincial sales taxes and federal goods and services taxes, to various taxation authorities. The Company also has significant amounts of income taxes receivable and payable, future income tax liabilities and income tax expense. Income tax amounts are based on TELUS management’s estimates, using accounting principles that recognize the benefit of income tax positions that are more likely than not of being sustained upon examination on an issue-by-issue basis. The benefit is measured at the largest amount with greater than 50% probability of being realized. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realizing such amounts, can materially affect the determination of net income or cash flows in future periods. As noted in Section 1.5 Financial and operating targets for 2009, TELUS currently expects cash income tax payments to increase substantially in 2009, with cash income taxes, net of recoveries, of approximately $320 to $350 million, as the Company pays 2008 taxes in February 2009 and begins paying instalments for the 2009 tax year. The 2009 blended statutory income tax rate is expected to be 30 to 31%. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization or realization of future income tax accounts is uncertain, as it is dependent on future earnings of TELUS and other events. The amounts of future income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by governments. The amount of future income tax liabilities is also based upon the Company’s anticipated mix of revenues among the jurisdictions in which it operates, which is also subject to change.

The review activities of the Canada Revenue Agency and other jurisdictions’ tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, future income tax liabilities and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or the amount and timing of receipt or use of the tax-related assets will be as currently expected. Management’s experience indicates the taxation authorities are more aggressively pursuing perceived tax issues and have increased the resources they put to these efforts.

In order to provide comprehensive solutions to primarily Canadian-based customers operating in foreign jurisdictions, the Company has entered into further arrangements for the supply of services in such foreign jurisdictions, thus exposing itself to multiple forms of taxation.

In 2008, the Company continued to further expand its activities into the United States and other foreign jurisdictions including the Philippines, Panama, Guatemala, El Salvador and Barbados. In the U.S., federal, state and local jurisdictions have created varying complex regimes for income, revenue, sales and use, and property taxes. The number and variation of such regimes in the U.S. jurisdictions where the Company has transactions causes additional financial risk to the Company.

Not only does each foreign jurisdiction have complexities with language and currency differences, each has its own taxation peculiarities in the forms of taxation imposed, such as value-added tax, gross receipts tax or income tax, as well as its legislation and tax treaties with Canada. Furthermore, the telecommunications industry has unique issues that lead to uncertainty in the application or division of tax between domestic and foreign jurisdictions. Accordingly, TELUS’ foreign expansions during 2008 have increased the Company’s exposure to tax risks, from both financial and reputation perspectives.

Risk mitigation: The Company maintains an internal Taxation department composed of professionals who are trained and educated in taxation administration and who maintain an up-to-date knowledge base of new developments in the underlying Canadian law, its interpretations and jurisprudence. This team is also responsible for the specialized accounting required for income taxes and accordingly this group is charged with maintaining state-of-the-art knowledge of tax accounting developments and the implementation of such relevant measures as are required from time to time.

The transactions of the Company are under continual review by the Company’s Taxation department whereby transactions of an unusual or non-recurring nature, in particular, are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by tax counsel as a check to initial exposure assessment. As a matter of regular practice, large and international transactions are reviewed by external tax counsel, while other third-party advisors may also be engaged to express their view as to the potential for tax exigibility. The Company has also established an enterprise-wide program to develop world-class processes and information technology to deal with the income and indirect tax consequences of its expanding foreign sales and investments. (See Legal and regulatory compliance in Section 10.9 Litigation and legal matters.) Furthermore, the Company is adding internal resources with international income and indirect tax experience to provide advice on its international sales contracts and investments.

The Company engaged external counsel and advisors as appropriate to provide advice and to comply with tax laws in the jurisdictions outside of Canada in which it has operations of any significance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by TELUS’ Taxation team.

10.8 Health, safety and environment

Team member health, wellness and safety

Lost work time, resulting from the illness or injury of TELUS team members, can negatively impact organizational productivity and employee benefit healthcare costs.

Risk mitigation: To minimize absences in the workplace, TELUS supports a holistic and proactive approach to team member health by providing comprehensive wellness, disability, ergonomic and employee assistance programs. To promote safe work practices, the Company has long-standing training and orientation programs for team members, contractors and suppliers who access TELUS facilities. However, there can be no assurance that these health and safety programs and practices will be effective in all situations.

Radio frequency emission concerns

Some studies and various media reports have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects. There can be no assurance that future health studies, government regulations or public concerns about the health effects of radio frequency emissions will not have an adverse effect on the business and prospects for TELUS. For example, public concerns could reduce subscriber growth and usage, and increase costs as a result of modifying handsets, relocating wireless towers, and addressing incremental legal requirements and product liability lawsuits. TELUS continues to monitor developments in this area.

Risk mitigation: Evidence in the scientific community, as determined and published in numerous studies worldwide, supports the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. These include a study published in the Journal of the National Cancer Institute in 2006, involving 420,000 cell phone users in Denmark. This study found that cell phone users are no more likely than anyone else to suffer a range of cancer types. Government agencies in Canada responsible for establishing safe limits for signal levels of radio devices also support the conclusion that wireless telephones are not a health risk. TELUS believes that the handsets it sells comply with all applicable Canadian and U.S. government safety standards.

Responsible driving

Research has shown an increase in distraction levels for drivers using wireless phones while driving. Three Canadian provinces, Quebec, Nova Scotia, and Newfoundland and Labrador, have legislated bans on the use of handheld mobile phones while driving, but these provinces do allow the use of hands-free wireless kits. Comparable legislation is pending in

Ontario and similar bans exist in parts of the United States and in other parts of the world. There can be no assurance that additional laws against using mobile phones or hands-free devices while driving will not be passed and that, if passed, such laws will not have a negative effect on subscriber growth rates, usage levels or wireless revenues.

Risk mitigation: TELUS promotes responsible driving and recommends that driving safely should be every wireless customer’s first responsibility. TELUS believes that existing laws adequately address the matter.

Concerns related to contaminated property and the associated risk to human health or wildlife

To conduct business operations, TELUS owns or leases a large number of properties. The presence of fuel systems for back-up power generation enables the provision of reliable service, but also poses the most significant environmental risk for the Company. Spills or releases of fuel from these systems have occurred occasionally, with the maximum cost incurred at any site being approximately $1 million. In the telecommunications industry, small volumes of hazardous chemicals are commonly used at many sites. As well, certain hazardous materials are found at some locations. Based on the volume and the nature of some of the specific chemicals handled, there is a risk posed to the Company, its directors and its officers by the liability from potential spills and releases of hazardous chemicals into the environment. A significant portion of this risk is associated with the clean-up of sites contaminated by historic TELUS practices or by previous owners. There were no significant changes to TELUS’ environmental risks during 2008. Although TELUS takes proactive measures to identify and mitigate environmental exposures and employs an environmental management system (EMS) based on ISO14001:2004, there can be no assurance that specific environmental incidents will not impact TELUS operations in the future.

Risk mitigation: While TELUS’ environmental risks are considered immaterial to the Company’s financial results, they are important from a corporate social responsibility perspective, which TELUS takes seriously. Poorly executed environmental performance or risk mitigation could have negative legal, brand or community relations impacts. The Company’s EMS is designed to identify and prioritize these risks. The specific risk posed by fuel systems is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. Further detailed assessment of environmental risks and mitigation activities can be found in the TELUS corporate social responsibility report at telus.com/csr.

Concerns related to climate change

TELUS recognizes and supports the general view of the worldwide scientific community that anthropogenic sources of carbon dioxide (CO2) and other greenhouse gases (GHGs) are accelerating the rate of global climate change. If left unchecked, the continued increase in global GHG production may have far-reaching implications in terms of sea level rise, drought, flooding, propagation of disease, pestilence, increased frequency of severe weather events and many other potential effects. These changing circumstances could lead to increased threats to network infrastructure that may negatively impact the ability to provide telecommunications services. It may also lead to increased insurance premiums that directly increase the cost of delivering service.

TELUS’ current estimate for its annual North American CO2 emissions is 330,000 tonnes with the final audited figure to be published in the Company’s 2008 corporate social responsibility report. The majority of emissions are indirect, related to the consumption of electricity in the Company’s networks and real estate. Direct emissions include those from TELUS’ vehicle fleet and generators, while other emissions include those associated with employee air travel.

Risk mitigation: While the Company’s CO2 and GHG emissions are not considered significant on an industrial scale, TELUS recognizes its responsibility to identify and act upon efficiency opportunities in its business that will minimize its contribution to climate change. Measures being implemented to address this include: mandating that all new real estate construction meets, at a minimum, leadership in energy efficiency and design (LEED) silver requirements; optimization of real estate space; promotion of alternative work styles such as teleworking; adopting server virtualization technology where multiple virtual operating systems can run on one physical server; reduced employee travel; increased use of conventional and enhanced tele/video conferencing; and the replacement of older fleet vehicles with new, more fuel-efficient models. Further detailed assessment of climate change risks and TELUS’ strategy can be found in the TELUS corporate social responsibility report on telus.com/csr.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given the size of TELUS, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against the Company and its subsidiaries. TELUS cannot predict with any certainty the outcome of such actions and as such, there can be no assurance that results will not be negatively impacted.

TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan

Two lawsuits were commenced in Alberta in 2001 and 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union (TWU), and suing allegedly on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan, respectively. The TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan as defendants, and claims damages in the sum of $15.5 million. The statements of claim were subsequently amended in 2002 by the plaintiffs to include allegations, inter alia, that benefits provided under the two pension plans are less advantageous than those provided under their respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted.

The Company believes that it has good defences to the actions. Should the ultimate resolution of these lawsuits differ from management’s assessment and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Risk mitigation: As a term of the 2005 settlement reached between TELUS Communications Inc. and the TWU that resulted in a collective agreement, the TWU has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the TWU’s desire and recommendation that these proceedings be dismissed or discontinued. However, the Company has been advised by the TWU that the plaintiffs have not agreed to dismiss or discontinue these actions, and the Company has not been informed of any change in this regard.

Certified class action

A class action was brought in 2004 under class action legislation in Saskatchewan against a number of past and present wireless service providers including the Company. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. A national class was certified on September 17, 2007 by the Saskatchewan Court of Queen’s Bench. On February 20, 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two recent decisions of the Supreme Court of Canada. The Company has applied for leave to appeal the 2007 certification decision. Certification is a procedural step. If the Company is unsuccessful on appeal of the certification decision, the plaintiff would still be required to prove the merits of the claim.

Risk mitigation: The Company believes that it has good defences to the action. Should the ultimate resolution of the action differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Uncertified class actions

TELUS and certain subsidiaries are defendants in a number of uncertified class actions. The Company has observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons. A successful class action lawsuit, by its nature, could result in a sizable damage award that negatively affects a defendant’s results.

One such lawsuit is a class action was brought on June 26, 2008, in the Saskatchewan Court of Queen’s Bench alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing it off as government charges. The Plaintiffs seek restitution and direct and punitive damages in an unspecified amount. The Company is assessing the merits of this claim, but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Risk mitigation: The Company is vigorously defending certification of these actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that if the Company were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims. In addition, the Company believes that it has put in place reasonable policies, processes and awareness designed to enable compliance with legal obligations and reduce exposure to legal claims.

Civil liability in the secondary market

On December 31, 2005, Bill 198 came into force in Ontario, creating liability for misrepresentations by public companies in written disclosure and oral statements. These amendments also created liability for fraud and market manipulation. Since then, other provinces and territories have adopted similar legislation.

The legislation creates a right of action for damages against TELUS, its directors and certain of its officers in the event that TELUS or a person with actual, implied or apparent authority to act or speak on behalf of TELUS releases a document or makes a public oral statement that contains a misrepresentation or TELUS fails to make timely disclosure of a material change.

The legislation permits action to be taken by any person or company that acquires or disposes of TELUS securities in the secondary market during the period of time that the misrepresentation remains uncorrected in the public or, in the case of an omission, until such time as the material change has been disclosed. It is not necessary for the person or company to establish that they relied on the misrepresentation in making the acquisition or disposition.

Risk mitigation: In 2005, TELUS conducted a review of its disclosure practices and procedures and the extent to which they are documented. As part of that review, TELUS consulted external advisors. This review indicated that TELUS has well-documented and fulsome processes in place, including a corporate disclosure policy that restricts spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, outlines the communication approach to issues, and has a disclosure committee to review and determine disclosure of material information. TELUS monitors legal developments and re-evaluates annually its disclosure practices and procedures, including in 2008, and believes that they continue to be appropriate and prudent and that its risk exposure is reasonable and has not changed significantly over the past 12 months. However, there can be no assurance that TELUS’ processes will be followed by all team members at all times.

Legal and regulatory compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. Situations might occur where individuals do not adhere to TELUS policies, or where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner that is not fully compliant with legislation, thereby exposing TELUS to the possibility of damages, sanctions and fines, or negatively affecting financial or operating results.

In 2008, the Company continued to expand its activities into the United States and other foreign jurisdictions. Its subsidiaries that operate in foreign jurisdictions are required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the legal and tax exposures the Company faces.

Risk mitigation: Although management cannot predict outcomes with certainty, management believes it has reasonable policies, processes and awareness in place for proper compliance and that these programs are having a positive effect on reducing risks. Since 2002, TELUS has instituted for its employees, officers and directors an ethics policy and in 2003, established a toll-free EthicsLine for anonymous reporting by anyone who has issues or complaints. Since 2003, TELUS has had a designated compliance officer, whose role is to work across the enterprise to ensure that the business has the appropriate controls and measurements in place to facilitate legal and regulatory compliance, including compliance under privacy legislation. For example, as a proactive measure on privacy compliance, TELUS places a control in the project development stage of major projects by requiring a privacy impact assessment to be performed for all major projects involving the use of customer or team member personal information.

In 2008, and in response to the Company’s expansion of its activities into the United States and other foreign jurisdictions, the Company neared completion of testing and implementation of major billing and financial reporting system upgrades to accommodate present and future cross-border service requirements. Also in 2008, the Company launched a program to support TELUS’ business plans for limited expansion and service extension into additional foreign jurisdictions.  In the first phase of this program, TELUS completed its assessment of the Company’s business processes and gating controls that strive to ensure that all foreign expansion initiatives receive appropriate review by regulatory, legal and taxation advisors.  Such reviews support ongoing compliance with domestic and foreign regulatory, legal and taxation requirements.

The compliance officer reports jointly to the Audit Committee and the Senior Vice-President and Chief General Counsel. This dual reporting provides direct line-of-sight reporting to the Audit Committee to address identified risks. In addition, legal counsels qualified in the relevant foreign jurisdictions are engaged by TELUS’ subsidiaries to provide legal advice as appropriate.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may incent intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems used by TELUS and its affiliates to deliver their products and services, and with the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, TELUS and its affiliates receive from time to time communications, ranging from solicitations to demands and legal actions, from third parties claiming ownership rights over intellectual property used by TELUS and its affiliates and asking them to pay a settlement or licensing fees for the continued use of such intellectual property. There can be no assurance that TELUS and its affiliates will not be faced with significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced for the primary purpose of extracting a settlement. TELUS and its affiliates may incur significant costs in defending infringement claims, and may suffer significant damages and lose the right to use technologies that are essential to their operations should any infringement claim prove successful.

Risk mitigation: While TELUS and its affiliates incorporate many technologies into their products and services, they are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is the practice of TELUS and its affiliates to seek and obtain contractual protections consistent with industry practices, to help mitigate the risks of intellectual property infringements.

10.10 Manmade and natural threats

Concerns about natural disasters and intentional threats to TELUS’ infrastructure, Canadian and international business operations

TELUS is a key provider of critical communications infrastructure in Canada and has certain supporting business functions located internationally in several countries (including the Philippines). The Company’s network, information technology, physical assets, team members and business results may be materially impacted by exogenous threats, including natural disasters, seismic and severe weather-related events such as ice, snow and wind storms, flooding, wildfires, typhoons/hurricanes, tornadoes and tsunamis; intentional threats such as sabotage, terrorism, labour disputes and political and civil unrest; dependence on the provision of service to the Company by other infrastructure providers (e.g. power); and public health threats such as pandemics.

TELUS continues to recognize that global climate change may exacerbate certain of these threats, including the frequency and severity of weather-related events.

Risk mitigation: TELUS has an extensive ongoing enterprise-wide business continuity program (BCP) with resources dedicated to design, exercise, maintain, execute and monitor business continuity/disaster recovery policies, plans and processes that address a range of scenarios. This approach is focused on supporting TELUS’ continued ability to serve customers, protect corporate assets, and strive to ensure employee protection and safety by instituting resiliency planning in the Company’s day-to-day business operations. In regard to internationally situated business support and outsourcing functions, TELUS has acquired and/or announced expansion of these activities to four additional countries in different geographic regions to mitigate the risk of locating these functions in one country.

Although TELUS has business continuity planning processes, there can be no assurance that specific events will not materially impact TELUS operations and results.

Security — Electronic attack

Electronic attacks are intentional acts by people to gain unauthorized access to TELUS information or to prevent legitimate users from gaining access. Such attacks may use a range of techniques, from social engineering (non-technical intrusion relying heavily on human interaction and trickery to break normal security procedures) to the use of sophisticated software/hardware.

Risk mitigation: Using a layered security approach, TELUS has implemented a number of proactive, reactive and containment processes and systems to safeguard its IT infrastructure, information repositories and information distribution. Security policies and procedures are in place to govern the duties of those responsible for information confidentiality and integrity. Intrusion detection systems, access controls and incident response procedures are in place to provide continuous monitoring of TELUS’ IT infrastructure.

Security — Vandalism and theft

TELUS has a number of publicly situated physical assets that are subject to vandalism and/or theft, including public payphones, copper cable, and network and telephone switch centres.

Risk mitigation: The Company has implemented an array of physical and electronic barriers, controls and monitoring systems to protect its assets, considering such factors as asset importance, exposure risks and potential costs incurred should a particular asset be damaged or stolen. As an additional level of risk management, TELUS has a corporate security group that continually investigates and evaluates the risks and, in co-operation with law enforcement and other external agencies, adjusts its protection to meet changing risks.

Although TELUS has IT and network security planning processes and thorough physical asset security planning processes, there can be no assurance that specific events will not materially impact TELUS operations and results.

10.11 Economic growth and fluctuations

It is expected that the slower Canadian economic growth in the fourth quarter of 2008 will continue into much of 2009, reflecting a significant reduction in commodity prices, a U.S. economy in recession, weakened global economic growth, and continued tight global credit conditions. The principal risk to the current view of the Canadian economy is the impact of the continued negative developments occurring globally on Canadian business and consumer confidence, and thus is expected to impact both the business and consumer sectors.

Continuation of economic uncertainty or recessions may adversely impact TELUS

An extended economic downturn may cause residential and business telecommunications customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. Significant economic downturns or recessions could adversely impact TELUS’ profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in shareholders’ equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. TELUS has continued to benefit from healthy ongoing growth in the Canadian wireless sector. Through most of 2008, TELUS continued to benefit from growth in the cyclical resource economies in B.C. and Alberta, which are now expected to experience lower future growth. TELUS has continued to add business customers in Central Canada, focusing on four key vertical markets of the public sector, healthcare, financial services and energy, which are generally expected to be less exposed to the economic downturn than the manufacturing and export-oriented industries in Ontario and Quebec. To mitigate worsening economic impacts, TELUS may pursue additional cost reduction and efficiency initiatives, as well as reduce NCIB share repurchases and/or capital expenditures.

Pension funding

Economic fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. Pension expense and funding for 2009 were largely determined by the rates of return on the plans’ assets for 2008 and interest rates at year-end 2008. As at December 31, 2008, the Company’s best estimate for defined benefit pension plans expense in 2009 is $18 million, as compared to a recovery of approximately $100 million in 2008, and the Company’s estimate of cash contributions to its defined benefit pension plans in 2009 is $211 million ($102 million in 2008).

11. Reconciliation of non-GAAP measures and definition of key operating indicators

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. (See Section 11.4 — EBITDA excluding restructuring costs.) EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS’ computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a charge for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA and EBITDA (as adjusted) are regularly reported to the chief operating decision-maker.

	Years ended December 31
($ millions)	2008	2007

Net income	1,128	1,258
Other expense (income)	36	36
Financing costs	463	440
Income taxes	436	233
Non-controlling interest	3	7
Operating income	2,066	1,974
Depreciation	1,384	1,355
Amortization of intangible assets	329	260
EBITDA	3,779	3,589
Net-cash settlement feature expense	—	169
EBITDA (as adjusted)	3,779	3,758

In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

	Years ended December 31
($ millions)	2008	2007

EBITDA	3,779	3,589
Capital expenditures	(1,859)	(1,770)
EBITDA less capital expenditures	1,920	1,819
Net-cash settlement feature expense	—	169
EBITDA (as adjusted) less capital expenditures	1,920	1,988
Payment for AWS spectrum licences	(882)	—
EBITDA (as adjusted) less capital expenditures and payment for AWS spectrum licences	1,038	1,988

11.2 Free cash flow

TELUS reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS’ performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

Prospectively, the Company has chosen to present free cash flow adjusted for contributions to employee defined benefit plans, as the contributions have a significant non-discretionary component and are determined separately from the net defined benefit plans expense previously included in the calculation. The following tables present free cash flow on both bases.

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

	Years ended December 31
($ millions)	2008	2007

Cash provided by operating activities	2,819	3,172
Cash (used) by investing activities	(3,433)	(1,772)
	(614)	1,400
Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred charges and other, net	(3)	(4)
Reduction (increase) in securitized accounts receivable	200	—
Non-cash working capital changes except changes from income tax payments (receipts), interest payments (receipts) and securitized accounts receivable, and other	86	(10)
Acquisitions	696	—
Proceeds from the sale of property and other assets	(13)	(7)
Other investing activities	9	9
Free cash flow based on defined benefit plans employer contributions	361	1,388
Net employee defined benefit plans recovery (expense)	102	92
Employer contributions to employee defined benefit plans	104	93
Free cash flow based on defined benefit plans net expense	567	1,573

The following shows management’s calculation of free cash flow.

	Years ended December 31
($ millions)	2008	2007

EBITDA	3,779	3,589

Share-based compensation	5	96
Net employee defined benefit plans expense (recovery)	(102)	(92)
Employer contributions to employee defined benefit plans	(104)	(93)
Restructuring costs net of cash payments	16	(18)
Donations and securitization fees included in Other expense	(30)	(37)
Cash interest paid	(457)	(454)
Cash interest received	3	42
Income taxes received (paid) and other	(8)	125
Capital expenditures	(1,859)	(1,770)
Payment for AWS spectrum licences	(882)	—
Free cash flow based on defined benefit plans employer contributions	361	1,388
Employer contributions to employee defined benefit plans in excess of net employee defined benefit plans expense (recovery)	206	185
Free cash flow based on defined benefit plans net expense	567	1,573

11.3 Definition of key wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

11.4 Definition of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of sustainable net earnings: For actual earnings, the measure is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 45 to 55% of sustainable net earnings. The dividend payout ratio on an actual basis, excluding income tax-related adjustments and the net-cash settlement feature, is considered more representative of a sustainable calculation.

EBITDA — excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $59 million and $20 million, respectively, for the years ended December 31, 2008 and 2007.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

	As at December 31
($ millions)	2008	2007

Long-term debt including current portion	6,352	4,589
Debt issuance costs netted against long-term debt	28	30
Derivative liability	778	1,179
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt	(168)	(137)
Cash and temporary investments	(4)	(20)
Proceeds from securitized accounts receivable	300	500
Net debt	7,286	6,141

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S.$1,925 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA — excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Should they occur, losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the years ended December 31, 2008 and 2007 are equivalent to reported financing costs for those periods.

Total capitalization — book value excludes accumulated other comprehensive income or loss and is calculated as follows:

	As at December 31
($ millions)	2008	2007

Net debt	7,286	6,141
Non-controlling interests	23	26
Shareholders’ equity	7,182	6,926
Accumulated other comprehensive loss	130	104
Total capitalization — book value	14,621	13,197